Genencor's Impact

impact

Genencor International, Inc. | 2002 Annual Report



Genencor's Impact

Genencor's products impact your life every day. In almost every room of your home, you can find items that have been manufactured through a process that Genencor developed, that uses Genencor's enzymes as its active ingredient, or has had its flavor enhanced with Genencor's products. We hope that this annual report will show you the **Impact** that Genencor has on your daily life.

Dear Stockholder,

2002 was a record year for Genencor's sales. For the year ended December 31, 2002, total revenues increased by 7% to $350 million, compared to $326 million in 2001.

I am encouraged by the record revenues achieved this year and what it means for the future growth of our company. Our stable yet growing bioproducts business, coupled with emerging opportunities in areas such as Silicon Biotechnology™, biofuels, personal care and health care, provides exciting growth potential for Genencor. I am very fortunate to have joined Genencor at this time in its history and would like to take this opportunity to share with you the reasons why I joined our company and the opportunities that lie ahead.

Diversified Business Model

Genencor is a unique biotechnology company. Where other companies are using their talents to serve only health care, Genencor has developed a diversified business model with both an emerging health care business and a stable, growing bioproducts business. Our technology is being leveraged into many biotechnology applications, including cleaning and fabric care, textiles, food and feed, sweeteners, bioenergy, biomaterials and personal care. *I truly believe that the biotechnology revolution is just beginning and that Genencor is ideally positioned to be at the very center of this revolution.*

Brain Trust

The brain trust at Genencor is truly all-inclusive – from the knowledge and collective experience of our scientists, to our extensive intellectual property estate, to the strength of our management and marketing teams. If there was one thing that drew me to this company, I would have to say it was the people. The people at Genencor make the company. Our culturally diverse employees are driven by a passion to positively impact the world with biotechnology. This makes for a dynamic corporate culture that is truly stimulating, an environment in which I thrive.



Science, Technology and Manufacturing

Genencor has an acclaimed history of spearheading the development of novel protein products to address unmet societal needs. Our 21 years of focused biochemical research experience has established Genencor in a leadership position in protein engineering and manufacturing. Our scientific reputation worldwide is outstanding. Our competencies span all aspects of protein biochemistry and more, including: structural biology, proteomics, molecular biology, genetics, immunology, protein expression, protein purification and directed evolution. And, science alone in our industry is not sufficient – you must be able to manufacture the products that you develop. Genencor is the second-largest independent manufacturer of proteins in the world – with eight manufacturing sites worldwide, we are able to deliver protein products to our customers anyplace in the world. Over the years, we have applied this expertise to develop a robust patent estate. For example, in 2002 alone we submitted 85 new U.S. patent applications and owned or controlled 40 newly granted patents from the U.S. Patent and Trademark Office and 15 from the European Patent Office.

Financial Strength

Genencor's financial strength puts this company in a position to harness all of the powers of biotechnology to develop the best products with the greatest impact on our company and on people's everyday lives. Revenues, cash, significant assets with manufacturing sites around the world – this strength is distinctive within the industry and puts Genencor among the world's largest biotechnology companies.

Products and Markets

Genencor has not only generated positive operating cash flow, but the company continues to invest in innovative new products and technologies and deliver these products to the marketplace. In learning about Genencor, I was amazed at the many ways the company's products impacted my life on a daily basis. I was home one evening talking to my family about the company. After explaining the bioproducts business to them, we began looking around our house and quickly discovered that Genencor's products impact our soft drinks, jeans, laundry detergent and several other products we use every day – including the fuel in our cars.

The biggest challenge ahead for Genencor is to take all of the opportunities we have at the company and focus this positive energy into the creation of a biotechnology powerhouse. So, our strategy for growth in one word is "focus." We will focus our bioproducts business on near-, mid- and long-term growth opportunities; focus our health care business on the areas in which we can deliver the most value for our stockholders; and effectively focus our spending on programs that will drive our growth into the future.

2002 Highlights

Our bioproducts business continued its steady growth during 2002. In particular, the textile, sweetener and feed markets experienced solid gains and contributed to our increase in product revenues. Fuel ethanol also contributed significantly to our growth, spurred by the acquisition of Enzyme Bio-Systems Ltd. earlier in the year. Our recent acquisition of Rhodia's brewing and enzyme business also enhances Genencor's product portfolio and technical service capabilities in the food, feed and specialty enzyme market sectors.

In mid-December, we, along with our partner Dow Corning, announced the achievement of key first-year milestones in our alliance to create a new proprietary Silicon Biotechnology platform. During the year, we filed several patent applications in this new and exciting area and established a business unit to pursue biosensor market opportunities. Genencor and Dow Corning made investments in Ambri Limited and obtained access to Ambri's robust biosensor technology platform. We also established a research and development collaboration with Ambri that will significantly assist the Genencor–Dow Corning alliance in its pursuit of biosensor market opportunities.

In 2002, we also reached other important milestones with two of our key partners. In June, we successfully completed the final phase of our collaboration with DuPont. We achieved milestones for yield and productivity of 1,3 propanediol, key process elements for the production of DuPont's new Sorona™ polymer. We continue to work with DuPont to enable commercialization of this biobased materials product.

And, in October, we announced significant technological progress in our work with the Department of Energy's National Renewable Energy Laboratories (NREL) for the development of an economically viable enzymatic process for converting biomass to ethanol. Using our integrated technology platforms, we are working to deliver enzyme systems that enable a tenfold improvement in the economics of breaking down cellulosic material found in plant residue (biomass) into fermentable sugars, which can be converted into fuel ethanol. With expanding bans on methyl tertiary butyl ether (MTBE) as a gasoline additive, plus the need to reduce our dependency on foreign oil, the demand for ethanol is expected to continue its double-digit growth. This presents an outstanding growth opportunity for Genencor, with a 50% overall increase in sales to the ethanol sector in 2002.

Genencor's health care business continued to make progress during the fourth quarter and throughout 2002. Construction of the facility for the clinical-scale manufacturing of human therapeutic proteins in Rochester, New York, is progressing rapidly. We expect facility start-up and validation to occur by the first quarter of 2004.

Our hepatitis B (HBV) program, in collaboration with Epimmune, is advancing toward clinical evaluation of the optimal product candidate, while the collaboration with Seattle Genetics continues to make progress in the targeted pro-drug cancer therapeutics marketplace. Another area of activity for us is protein drug optimization, which includes applying innovative technology to problems such as immunogenicity. In December 2002, we signed our first drug optimization agreement with a large pharmaceutical partner, for Genencor to evaluate an existing proprietary molecule using our i-mune™ assay.

Strategy for Growth

The biggest challenge ahead for Genencor is to take all of the opportunities we have at the company and focus this positive energy into the creation of a biotechnology powerhouse. So, our strategy for growth in one word is "focus." We will focus our bioproducts business on near-, mid- and long-term growth opportunities; focus our health care business on the areas in which we can deliver the most value for our stockholders; and effectively focus our spending on programs that will drive our growth into the future.

We have developed this annual report to demonstrate to you the impact that Genencor is making on the products and technology advances that improve the quality of everyday life. This report is divided into two sections: current products and markets; and emerging opportunities. At the end is a summary of core skill sets. These reinforce the five main reasons why I joined Genencor, which I've outlined above.

I believe that this outstanding company will continue its expansion as a leader in the new biobased economy, and hope that you can see the potential as well. Thank you for your support.

Sincerely,



Jean-Jacques Bienaimé

Chief Executive Officer and President

March 17, 2003

how much does the U.S. spend on laundry detergent every year?

cleaning



Genencor was the first company to develop and initiate large-scale production of an engineered enzyme whicl used in detergent to break down protein, starch and fatty stains. The company's collaborations with leading laun and dish detergent manufacturers, such as The Procter & Gamble Company, have led to the development of sa and more effective cleaning agents for household and industrial use – helping to fight the stains in your laundry a soften your hands while you do the dishes, without the harsh environmental impact of synthetic chemicals.



$4.8 billion is spent on laundry detergent every year in the United States.

textiles



The faded or worn look of denim that has a high-contrast "stonewashed" look was originally achieved by washing denim with pumice stones in large industrial washing machines. In such a process, the lack of abrasion control, damage to the fabric, and wear and tear on the washing machines are considerable. The same effects, thankfully, can now be achieved using enzymes.



1 overalls
2 shirts
2 dresses/ skirts
1 jacket
3 shorts
8 jeans

average American's denim wardrobe

Current Markets/Products

Enzymes are used in a variety of applications within the cleaning and fabric care industries. The use of enzymes is beneficial because they often replace chemicals or processes that present environmental concerns. But naturally occurring enzymes are not available in sufficient quantities for industrial use.

Biotechnology offers the possibility of producing enzymes for industrial use by optimizing the living conditions of a microorganism and, therefore, improving its production capacity. However, to work efficiently these enzymes have to be active at extreme temperature and/or pH conditions. Using our expertise in molecular evolution and design, protein engineering and metabolic pathway engineering, we have developed a wide range of enzymes for our cleaning and fabric care businesses.

Cleaning

Genencor was the first company to market a detergent enzyme developed through the use of directed evolution, and first to commercialize an enzyme from an extremophile – a natural organism that lives in an extreme environment. These economical, performance-oriented products have not only promoted cleaner clothes, but have done so using less chemicals and lower wash temperatures. Enzymes offer other benefits, such as being biodegradable and can replace chemicals such as phosphates that are harmful to the environment. Our collaborations with leading detergent manufacturers, such as The Procter & Gamble Company, have led to the development of safer and more effective cleaning agents for household and industrial use.

We have developed highly efficient ways to generate diverse sets of enzymes and formulations through our biotechnology expertise, in particular, our skills in molecular evolution and design and functional genomics. Our formulation capabilities allow us to create enzyme products that are compatible with a variety of detergent product forms, including granules, liquids, tablets and gels. Genencor's extensive selection of enzymes produced for laundry and dishwashing include a variety of proteases, amylases and cellulases.

The functions of enzymes in the cleaning process vary. Proteases are effective in cleaning protein stains such as blood, grass, milk and tomato sauce. Amylases remove starch-based stains and other soils such as chocolate, gravy, rice and pasta. Cellulases prevent and remove fuzz and pills and provide color brightening of cellulose-based fabrics such as cotton. Enzymes perform differently in varied environments. For example, one enzyme may work best under high-alkaline, high-temperature conditions, while another is targeted for lower temperature in bleach containing detergents.

on average, every American owns 17 pieces of denim clothing.

Innovations in enzyme and formulation technology allow us to discover new products that meet additional customer needs. We have developed bleach-stable amylases and proteases for the laundry and automatic dishwasher markets, a highly efficient protease for cold-water applications and alkaline cellulases engineered to boost the performance of laundry detergents.

Many of our most innovative products have been developed in collaboration with leading detergent manufacturers. In those cases we have been able to optimize our product benefits for specific formulations.

Textiles

Genencor has many years of experience developing, manufacturing and marketing enzyme products for the global textile industry. We offer a complete range of enzyme products for applications such as desizing, denim finishing and biofinishing of cotton. Our products include amylases, catalases, cellulases and proteases. These products are sold to textile chemical formulators and used to improve and enhance the quality of fabric finishes, reduce processing time, save on chemical and energy costs and reduce the environmental impact of chemical-based processes.

We continue to expand our product offerings to the textile industry with the development of novel enzymes with unique performance features for new and existing applications.

Our engineered component cellulases lead the way in high-contrast denim finishing. Since the late 1980's there has been a consistent and growing trend towards using less pumice stones and more enzymes for denim finishing. A wider variety of fashionable looks can be achieved by using our different cellulases in combination with chemical auxiliaries and unique processes. Our cellulase enzymes meet a wide range of different requirements, such as processing at high or low temperatures, minimizing fabric damage, reducing energy costs and/or decreasing cycle time.

Biotechnology offers the possibility of producing enzymes for industrial use by optimizing the living conditions of a microorganism and, therefore, improving its production capacity. However, to work efficiently these enzymes have to be active at extreme temperature and/or pH conditions. Using our expertise in molecular evolution and design, protein engineering and metabolic pathway engineering, we have developed a wide range of enzymes for our cleaning and fabric care businesses.



The use of enzymes in food processing is one of the oldest applications of enzymes, yet they continue to add valu as well as spearhead innovation in this industry. In the baking industry, Genencor's enzymes are used to enhanc baked goods. These enzymes can improve the flavor or consistency of bread and increase the amount of time tha baked goods stay fresh. Genencor believes the company's sales of food and specialty enzymes, including thos for baked goods, will grow to $50 million over the next several years.

468 million loaves of bread are produced in the UK alone each year.

how many loaves of bread a year are produced in the United Kingdom?

Biomaterials

Nature has managed to build materials and devices with breathtaking functionality, heterogeneity and stability. Over the years, man-made biomaterials and devices have been successfully developed, even to the point of replacing parts in the human body. Biomaterial technology is enabling the development of new, alternative and improved biomaterials that are safe, reliable, smart and long lasting. We continue to apply the amazing properties of proteins to generate new and improved biobased products for new markets. We are currently researching the use of protein technology to create superior materials. This includes making the material's texture softer, enhancing its resilience and making the product more cost-effective.

In collaboration, Genencor and DuPont have developed a biobased method of producing 1,3 propanediol (PDO), a key building block for DuPont's new polymer named Sorona. Through metabolic pathway engineering, a microorganism was engineered to use sugars from corn in a fermentation-based process to create PDO. In the future, clothing, carpeting and other fabrics may be made from corn, a renewable resource, and not petrochemicals.

Food and Specialty Products

Genencor's food and specialty enzymes are used in the food industry for such purposes as to improve baking, to process proteins more efficiently and to preserve foods. Additionally, we sell products to treat animal hides in the leather industry, to recover silver residue in photographic film processing and to improve pulp and paper processing. The use of enzymes offers treatment alternatives that are less harsh than traditional synthetic chemical processes. The primary benefit offered by our products is that they work under various temperatures and pH levels.

The use of enzymes in food processing is one of the oldest applications of enzymes, yet they continue to add value as well as spearhead innovation in this industry. Biologically engineered enzymes are taking on a substantially expanded role in the refinement of conventional fermentation processes involving dairy products, beverages and cocoa, and the development of new strains of bacteria and yeast.

In the baking industry, enzymes can be used to improve gluten quality in baked goods, enhance the sensory and physical characteristics of breads, and facilitate the solubility, functionality and nutrition of meat or vegetable proteins in a diverse range of products from infant formula to sports drinks. These products aid manufacturers in developing unique functional properties.

food processing




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high-fructose corn syrup output in the U.S.

In 2001, 15 billion gallons of soft drinks were produced in the Unit States alone. High-fructose corn syrup sweetens any full-calor soft drink. Genencor makes enzymes that convert cornstarch high-fructose corn syrup.

Genencor's food and specialty products are used in the food industry for such purposes as to improve baking, to process proteins more efficiently and to preserve foods. Additionally, we sell products to treat animal hides in the leather industry, to recover silver residue in photographic film processing and to improve pulp and paper processing. The use of enzymes offers treatment alternatives that are less harsh than traditional synthetic chemical processes.

Enzymes are also used to convert starch into high-fructose corn syrup, the sweetener widely used in many foods and especially soft drinks. Within the food industry, the production of high-fructose corn syrup requires a large number of industrial enzymes.

Grain Processing

Genencor is committed to the global grain processing marketplace on many levels. On the one hand, grain millers use our enzymes to convert starch-containing grains, such as corn and wheat, into value-added food and industrial ingredients. In addition, our experienced team of application technicians, many of whom have worked in grain milling operations, provide applications expertise and technical support.

In starch processing, naturally occurring starch is converted into dextrose and other syrups by controlled hydrolysis. The starch may come from corn, other grains or additional sources such as potatoes. Historically, the process used acid combined with high temperatures and pressures to accomplish the same reaction that enzymes now perform under relatively mild conditions. One of the benefits offered by enzymatic conversion is the prevention of off-colors and -flavors.

Animal Feed

Enzyme technology has impacted the animal feed industry. By upgrading nutritional quality and removing anti-nutritional factors from feed components, enzymes have improved, for example, barley- and wheat-based feeds.

Genencor enzymes enhance farm animal feed and pet food processing. They improve nutrition and digestibility, reduce waste and lower feeding costs by increasing the solubility of fibers or proteins from grains such as corn, wheat and barley used in typical feeds.

about 56 gallons of soft drinks are consumed annually by each person in the U.S.

in 2002, approximately 2.2 billion gallons of ethanol were used in the U.S. alone.



how many gallons of ethanol are used in the U.S. each year?

With more states banning the gasoline additive MTBE due to concerns regarding its effects on the environment, ethanol is becoming the standard replacement. Ethanol offers tremendous environmental benefits – by mixing gasoline with just 10% of ethanol, carbon monoxide emissions can be reduced by more than 25%. Genencor's enzymes are used in the manufacture of ethanol. The company believes that the development of an efficient process for the manufacture of biobased ethanol will lead to tremendous growth in this market.



Emerging Opportunities

Harnessing the Potential of Proteins

Mother Nature has led the way in producing a massive array of proteins with a myriad of biochemical functions, including transport, communication, movement and structural support, that are fundamental to sustaining life itself and work even in remarkably harsh physical and chemical environments. By identifying the specific characteristics, which confer the individual properties of proteins, it is possible to apply technologies that enable the design and engineering of novel proteins with specific functions.

Genencor has a 21-year history of demonstrated resourcefulness and innovation in harnessing the astounding versatility and utility of proteins for the development and commercialization of novel protein products. Our combination of technologies allows rapid design, engineering, screening and optimization of proteins for specific functions.

Genencor envisions a future where biotechnology fulfills many unmet needs. We have succeeded in establishing the amazing utility of proteins but the true potential for their application and biobased products within our society is only just becoming apparent as we continue to expand the boundaries of biotechnology.

Biorefineries

Genencor is pioneering the development of innovative and exciting technologies that represent a new paradigm for environmentally friendly biobased industrial and manufacturing processes.

Genencor's portfolio of enzyme products are specifically developed to enhance processes that contribute to sustainability, including reducing waste emissions and the utilization of raw materials.

Enzymes are biological catalysts, able to undertake chemical reactions in a fraction of a second whereas traditional chemical methods could take months. They require minimal energy and are not consumed during the course of the reaction. Many are capable of biochemical reactions that cannot be achieved using traditional laboratory chemistry, and, because enzymes are proteins, they are biodegradable.

Genencor has pioneered the use of enzymes for the development of bioprocesses, which can rival the efficiency and cost effectiveness of more traditional, and yet pollution-causing, manufacturing procedures. Genencor's enzymes are already employed in a wide range of manufacturing processes, from converting cornstarch to sweeteners, to stonewashing jeans without the stones.

In their most simple form, these enzymes undertake one function to enable the manufacturing process. As we have advanced our technologies, these microorganisms have become biological factories – or biorefineries – that perform all the stages of a specific manufacturing process. By combining the properties of several rationally designed proteins, it is possible to undertake a series of synthetic reactions in an organism in order to effectively and efficiently produce a commercially important product. In other words, the organisms become the factory!

Genencor is developing new biobased processes to derive a variety of industrial chemicals from renewable plant- and crop-based sources to replace environmentally damaging combustion of fossil fuels. The company is working to develop biobased fuels through the innovation of a low-cost bioprocess for the production of bioethanol.

personal care



The total personal care market is greater than $250 billion a year worldwide. Genencor has targeted the performan ingredient sub-segment of this market, an estimated value of $6.6 billion. In particular, the company is focusing on t development of its optimized proteins which will enhance personal care products, giving skin creams new exfoliati benefits and providing active ingredients for more effective tooth-whitening oral care products.

As the decade unfolds, we should see more and more materials like plastics and polymers made from bio-processes. Genencor expects that these new biobased materials, manufactured at biorefineries, will offer environmentally sustainable solutions to many of the problems of everyday life.

Personal Care

Genencor is working to develop biological products that enhance the properties of your skin lotion, dental products and hair care products. Genencor is developing hypoallergenic proteins and peptides such as proteases for inclusion in personal care products. Proteases are enzymes that can break down proteins to revitalize hair and skin, as well as enhance teeth cleaning.

By combining its protein engineering and immunological expertise, Genencor expects to optimize proteins to improve personal care products, giving skin creams new exfoliating benefits to enhance the look and feel of your skin and providing active ingredients for more effective tooth-whitening oral care products.

Silicon Biotechnology

A variety of plant, animal and microbial systems control the marine silica cycle and form complex and diverse silicon-based structures, as seen in corals. The molecular interactions involved in the assembly of these arrangements are currently an enigma. The concept of combining the unique properties and the immense functionality of biotechnology-derived proteins with the varied properties of silicon-based materials has significant potential. Genencor, in collaboration with Dow Corning, is making this a reality by combining respective expertise and resources to develop a portfolio of new products for a wide range of diverse applications and markets.

Conventional catalysts and experimental conditions limit the ability to control the structure of organosilicon molecules. Thus, we are exploring the use of enzymes in the design and synthesis of these structurally complex materials. We have already demonstrated the ability of enzymes to catalyze the formation of critical siloxane bonds, which form the backbone of all silicone-based materials and are used in the manufacture of a range of materials from semiconductors to cosmetics. An enzymatic approach offers the ability to create defined compounds with regular structure and potentially superior performance.

The alliance has established its first business venture to pursue opportunities for biosensors in the fields of consumer in-home medical tests, drug discovery, biowarfare threat analysis, veterinary diagnostics and environmental and home monitoring of air, water and food. As we progress in our development, the alliance will determine which applications to pursue. We expect that any products developed by the alliance will be jointly commercialized.

Genencor's enzymes are already employed in a wide range of manufacturing processes, from converting cornstarch to sweeteners, to stonewashing jeans without the stones.

skin care product sales totaled over $23 billion worldwide in 2001.

how many people are chronically infected with the hepatitis B virus worldwide?



Hepatitis B (HBV) is a virus that attacks the liver. HBV, if left undiagnosed and untreated, can cause lifelong infection, often leading to cirrhosis of the liver, liver cancer, liver failure and even death. The cost of medical care for HBV infections in the United States alone is more than $700 million per year. Genencor is developing a therapeutic vaccine for HBV that is currently in preclinical development.

1,250,000 carriers in the U.S.



350 million people have chronic hepatitis B infection worldwide.

Emerging Opportunities Continued

Health Care

Genencor's health care business is built on the foundation of our long history as leaders and innovators in protein engineering. This history includes the design, biochemical/biophysical and functional characterization, large-scale expression and commercialization of proteins for diverse consumer and industrial applications. We believe that these capabilities will enable us to create new protein-based therapeutics with optimal efficacy and safety profiles to address important unmet clinical needs.

We aim to improve human health by creating compelling biopharmaceutical leads, advancing promising molecules for significant human diseases into clinical development and establishing important drug discovery/development alliances that leverage our technology and brain trust. We seek to introduce important new drugs into clinical practice and to establish Genencor as a leading innovator and partner in the biopharmaceutical marketplace.

Today our therapeutic discovery and development efforts are focused in two areas that take advantage of our internal capabilities and strategic alliances: advanced protein therapeutics and immunotherapeutics.

Advanced Protein Therapeutics

The advanced protein therapeutics platform is aimed at developing, enabling and optimizing protein-based drugs with enhanced specificity and effector functions in order to achieve the highest degree of clinical efficacy with the minimal level of adverse effects. We have two main programs in our advanced protein therapeutics platform: cancer therapeutics and optimized protein therapeutics.

Our cancer program uses sophisticated protein engineering capabilities to create prodrug-based chemotherapeutics targeted specifically to human tumors. Many drug candidates suffer from insufficient specificity, treating diseased cells or tissue but also affecting normal tissue, which can cause serious side effects. This is particularly true for anti-cancer drugs, where the high potential for side effects forces limitations on dosage that can make them less effective in killing cancer cells. Genencor seeks to become a premier player in the creation and commercialization of innovative biopharmaceuticals that avoid these problems by leveraging its expertise in protein engineering and employing proprietary targeting and protein optimization technologies.

Genencor is developing "smart drugs" – drugs with higher activity, lower immunogenicity and fewer side effects – which are selectively targeted to the diseased tissue. The first lead compounds from this program, based on a strategic alliance with Seattle Genetics, will be targeted toward various forms of cancer. Additional targeted enzyme therapeutics are in the discovery phase.

protein therapeutics



Despite advances in prevention, diagnosis and treatment, cancer remains the leading cause of death in all age groups from 1 to 75 years of age in the United States. In 2002, an estimated 555,500 deaths were caused by cancer and 1.28 million new cases were diagnosed in the United States. Globally, over 10 million people were diagnosed with cancer and over 6 million died from this devastating disease during this period.

estimated new cancer cases & deaths for the U.S. in 2003


Leukemia
30,600
Urinary bladder
42,200
Melanoma
of the skin
54,200
Lung & bronchus
91,800
Breast

The optimized protein therapeutics program applies a broad array of Genencor's tools to enhance the specificity, activity and immunologic profiles of both internal drug candidates and lead compounds from partners.

Genencor's technologies can be applied to optimize novel protein therapeutics as well as to create improved second-generation molecules of existing protein therapeutics. For example, Genencor is currently using this approach for the development of novel cancer therapies in our collaboration with Seattle Genetics. In addition, late last year the company signed its first agreement with a large pharmaceutical partner, under which Genencor is evaluating an existing proprietary molecule using our i-mune assay.

Construction of the facility for the clinical-scale manufacturing of human therapeutic proteins in Rochester, New York, is progressing rapidly. We expect facility start-up and validation to occur by the first quarter of 2004.

Immunotherapeutics

The immunotherapeutics platform encompasses programs that seek to promote effective patient immune responses to cure major chronic viral diseases. These immunotherapeutics are derived from the identification of key epitopes presented following infection by the particular viruses associated with the selected diseases and are delivered as poly-epitope vaccines. The current focus of these efforts is chronic hepatitis B virus (HBV). We plan to file an investigational new drug application (IND) with the FDA for our lead compound from this program, which is currently in preclinical development for HBV treatment, in late 2003 or in early 2004.

HBV causes one of the most common serious infectious diseases in the world. Despite the availability of prophylactic vaccines for the prevention of the disease, there are roughly 350 million people worldwide who are already chronically infected. Current therapy cures only a small fraction of HBV-infected people; most either have no response or will need continued therapy for most of their lives. Our strategy for treating chronic HBV involves the development of a DNA-based immunotherapeutic, which seeks to eliminate or control infection and bypass the need for lifelong treatment.

In the clinical setting, we envision the immunotherapeutic to be co-administered with a viral replication inhibitor designed to achieve a significant reduction in viral levels in the patient. Published data indicate that the immune system is more efficient in clearing HBV from infected hepatocytes when the viral load is low. Thus, by combining available antiviral drug treatment with a robust cell-mediated response to the infected hepatocytes induced by Genencor's immunotherapeutics, we hope to achieve disease resolution. Genencor is collaborating with Epimmune Inc. in the development of this therapeutic vaccine.

Today our therapeutic discovery and development efforts are focused in two areas that take advantage of our internal capabilities and strategic alliances: advanced protein therapeutics and immunotherapeutics.

1.3 million new cancer cases are expected to be diagnosed in 2003 in the U.S. alone.

Genencor Overview



















Among the world's largest biotechnology companies

Approximately 1,300 employees worldwide

Stable bioproducts business with approximately 250 products on the market

Extensive growth opportunities in personal care and Silicon Biotechnology

Emerging health care business

Worldwide manufacturing capability

Significant intellectual property portfolio with 85 new U.S. patent applications filed in 2002

Solid financials with positive operating cash flow

Genencor's Core Competencies

Genencor's core competencies differentiate the company in a very crowded biotech space. The culmination of these competencies enables us to have a true impact on the world. We are committed as an organization to create a unique, innovative, value-driven work environment that stimulates growth in our people, our customers and our company. In summary, we would like to remind you of the things that we believe make us different.

Science, Technology and Manufacturing

Commercialization of biologically engineered materials is a complex process requiring the integration of a number of technologies. This includes discovering new genes, optimizing their performance in their intended environment and producing new biomaterials. Many biotechnology companies perform just one or a subset of these platforms, resulting in the need to bring in other partners to assure commercialization of their discoveries.

By integrating all of our technologies, we discover, design, test, manufacture and deliver an array of biomaterials more quickly, efficiently and successfully than our competitors.

Successfully developing new products through biotechnology depends on the ability to discover new genes and unlock the commercial potential encoded within them. Each gene carries code, or instructions, in its DNA for the production of particular proteins – the chemical workhorses within cells that play a crucial role in the life of an organism. Some proteins serve as the structural building blocks of cells and tissues. Others, such as hormones, transmit messages important to survival, or, like antibodies, sense the presence of foreign invaders and defend against infection. Perhaps the most important class of protein, however, is the enzyme – catalysts for virtually every chemical reaction essential to life. Through the technology of protein engineering, Genencor has developed innovative products for the marketplace.

Products and Markets

Genencor has been delivering on the promise of biotechnology for 21 years. The company's products are used in very diverse markets, ranging from grain processing, to cleaning and fabric care, to biomaterials. Genencor helps its customers improve their products and their manufacturing processes, improving quality and lowering costs. Our enzymes in Tide™ detergent are largely responsible for making your whites whiter. In your full-calorie soda, our enzymes are used to make high-fructose corn syrup

our company



For more than two decades, Genencor has been delivering on the promise of biotechnology. Genencor's core competencies have enabled it to accomplish many industry firsts, a trend that the company plans to continue through innovative product developments in both the bioproducts and health care markets. The company believes that these new developments will be the key drivers of future growth.

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Genencor's core competencies differentiate the company in a very crowded biotech space. The culmination of these competencies enables us to have a true impact on the world.

Our skills in process development and protein engineering have made new biobased materials a reality through a collaboration with DuPont. Genencor's products touch our lives every day.

Diversified Business Model

Genencor also has a unique business model for a biotechnology company. Most companies in this field focus exclusively on health care. Genencor believes that the biotechnology revolution is just beginning and health care is just a piece of that revolution. We see tremendous value in the further application of biotechnology in the industrial marketplace, with long-term growth potential in the health care arena. This dual bioproducts/health care business model sets Genencor apart.

Financial Strength

A cash-generating and growing bioproducts business enables the company to make strategic acquisitions and internal investments in research and development to drive growth. Genencor's cash position, along with its real assets in property, plant and equipment, makes a very strong balance sheet as well. The company has eight manufacturing plants around the world and is the world's second-largest independent producer of proteins.

Brain Trust

All of these core competencies would not be possible without the people that come together every day to move this company forward. The brain trust of our approximately 1,300 employees makes us what we are. From the scientists to the sales force, our belief in biotechnology and our passion for improving people's daily lives drive our innovation and our ability to deliver that innovation to the market. This drive has grown into a corporate culture that is vibrant and stimulating – one that we believe truly separates Genencor from most other companies in any industry.

our product revenues have grown at a 16% compounded annual growth rate since 1990.

Genencor International, Inc. and Subsidiaries

Condensed Consolidated Statements of Operations

(amounts in thousands, except per share data)	Years Ended December 31,	
	2002	2001
Revenues:		
Product revenue	$ 329,337	$ 311,110
Fees and royalty revenues	20,741	14,908
Total revenues	350,078	326,018
Operating expenses:		
Cost of products sold	186,383	172,986
Research and development	70,190	60,103
Sales, marketing and business development	33,027	28,845
General and administrative	34,635	29,913
Amortization of intangible assets	5,563	9,966
Restructuring and related charges	16,427	–
Other (income)/expense	(3,409)	(507)
Total operating expenses	342,816	301,306
Operating income	7,262	24,712
Non operating expenses/(income):		
Investment expense	1,500	–
Interest expense	8,587	10,433
Interest income	(5,207)	(10,069)
Total non operating expenses/(income)	4,880	364
Income before income taxes	2,382	24,348
(Benefit from)/provision for income taxes	(3,415)	6,574
Net income	$ 5,797	$ 17,774
Net (loss applicable)/income available to holders of common stock	$ (1,478)	$ 10,499
(Loss)/earnings per common share:		
Basic	$ (0.02)	$ 0.18
Diluted	$ (0.02)	$ 0.17
Weighted average common shares:		
Basic	59,257	59,888
Diluted	59,575	61,069

Genencor International, Inc. and Subsidiaries

Condensed Consolidated Balance Sheets

(amounts in thousands)	December 31, 2002	December 31, 2001
Assets		
Current assets:		
Cash and cash equivalents	$ 169,001	$ 215,023
Other current assets	133,360	119,450
Total current assets	302,361	334,473
Property, plant and equipment, net	217,110	207,199
Goodwill	29,384	19,313
Intangible assets, net	45,898	37,832
Other assets	60,169	50,181
Total assets	$ 654,922	$ 648,998
Liabilities, Redeemable Preferred Stock and Stockholders' Equity		
Current liabilities	$ 99,318	$ 100,962
Long-term debt and capital lease obligations	90,887	117,735
Other long-term liabilities	26,710	22,070
Total liabilities	216,915	240,767
Redeemable preferred stock	169,750	162,475
Stockholders' equity	268,257	245,756
Total liabilities, redeemable preferred stock and stockholders' equity	$ 654,922	$ 648,998

Stockholder Information

Headquarters

Genencor International, Inc.
925 Page Mill Road
Palo Alto, CA 94304

Stock Listing

Genencor is listed on The NASDAQ Stock Market under the symbol GCOR.

Transfer Agent

Communications concerning transfer requirements, lost certificates and changes of address should be directed to Genencor's transfer agent:

The Bank of New York
Attn: Shareholder Relations
PO Box 11258
Church Street Station
New York, NY 10286

Annual Meeting

The annual meeting of stockholders will be held at 10:00 a.m. on May 29, 2003, at the company's Palo Alto facility, 925 Page Mill Road, Palo Alto, California. Detailed information about the meeting is contained in the Notice of Annual Meeting and Proxy Statement sent to each stockholder of record as of April 9, 2003.

Investor Relations

Genencor invites stockholders, security analysts, representatives of portfolio management firms and other interested parties to contact:

Thomas Rathjen
Vice President, Investor Relations
Genencor International, Inc.
925 Page Mill Road
Palo Alto, CA 94304
Phone: 650-846-7500
Fax: 650-845-6507
e-mail: ir@genencor.com

If you would like to request an investor kit, please call 888-445-9105.

Board of Directors

(updated as of April 2, 2003)

Jean-Jacques Bienaimé
Chairman, Chief Executive Officer and President of Genencor International, Inc.

Soren Bjerre-Nielsen
Executive Vice President and Chief Financial Officer of Danisco A/S

Bruce C. Cozadd
Former Executive Vice President and Chief Operating Officer at ALZA

Jorgen Rosenlund
Vice President, Group General Counsel of Danisco A/S

Theresa K. Lee
Senior Vice President, General Counsel and Secretary of Eastman Chemical Company

Robert H. Mayer
Executive Vice President of Danisco A/S

Joseph A. Mollica
Chairman of the Board, Chief Executive Officer and President of Pharmacopeia, Inc.

Gregory O. Nelson
Senior Vice President and Chief Technology Officer of Eastman Chemical Company

Norbert G. Riedel
Chief Scientific Officer and Corporate Vice President of Baxter International, Inc.

James P. Rogers
Senior Vice President and Chief Financial Officer of Eastman Chemical Company

Officers

Jean-Jacques Bienaimé
Chief Executive Officer and President

Michael V. Arbige, Ph.D.
Senior Vice President, Technology

Carole Beth Cobb
Senior Vice President, Global Supply

Raymond J. Land
Senior Vice President and Chief Financial Officer

Stuart L. Melton
Senior Vice President, General Counsel and Secretary

Thomas J. Pekich
Group Vice President, Bioproducts

Richard J. Ranieri
Senior Vice President, Human Resources

2002 Form 10-K

Genencor International, Inc. 2002 Form 10-K Innovative by Nature™

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to____________

Commission file number 000-31167

Genencor International, Inc.

(Exact name of registrant as specified in its charter)

Delaware	16-1362385
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

925 Page Mill Road
Palo Alto, California 94304
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: (650) 846-7500

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, par value $0.01
(Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s), and (2) has been subject to such filing requirements for the past 90 days
Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.
[ ]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act).
Yes [X] No [ ]

The aggregate market value (based upon the closing price on the Nasdaq Stock Market on June 30, 2002) of the 8,120,561 shares of voting stock held by non-affiliates as of June 30, 2002 was approximately $79,500,292.

As of March 14, 2003, there were 58,576,827 shares of Common Stock, par value $0.01 per share, outstanding.

Portions of the Registrant's definitive Proxy Statement to be issued in connection with the Annual Meeting of Stockholders of the Registrant to be held on May 29, 2003 have been incorporated by reference into Part III, Items 10, 11, 12 and 13 of this Report.

TABLE OF CONTENTS

This Report contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. These include statements concerning plans, objectives, goals, strategies, future events or performance and all other statements which are other than statements of historical fact, including without limitation, statements containing the words "believes," "anticipates," "expects," "estimates," "projects," "will," "may," "might" and words of a similar nature. The forward-looking statements contained in this Report reflect the Company's current beliefs and expectations on the date of this Report. Actual results, performance or outcomes may differ materially from those expressed in the forward-looking statements. Some of the important factors which, in the view of the Company, could cause actual results to differ from those expressed in the forward-looking statements are discussed in Items 1, 7, and 7A of this Report. The Company disclaims any obligation to update any forward-looking statement to reflect facts or circumstances after the date hereof.

Unless otherwise specified, all references to the "Company", "we", "us", "our", and "ourselves" refer to Genencor International, Inc. or Genencor International, Inc. and its subsidiaries collectively, as appropriate in the context of the disclosure.

PART I.

Item 1. Business

Overview and Certain Recent Developments

We are a diversified biotechnology company that develops and delivers products and services for the industrial, consumer, and agri-processing markets, which we refer to as our bioproducts business. In addition, we are developing products for the health care market. Using an integrated set of technology platforms, including gene discovery and functional genomics, molecular evolution and design, and human immunology, we develop products that deliver innovative and sustainable solutions to many of the problems of everyday life.

Our strategy is to apply our proven and proprietary technologies and manufacturing capabilities to expand sales in our existing markets and to address new opportunities in bioproducts and health care. Our product formulations contain enzymes that are used in applications as diverse as removing stubborn stains from clothing, converting corn starch to the sweetener used in many soft drinks and certain foods, and enhancing the nutritional value of grains for animal feed. We currently manufacture and market these products through our global supply chain of 15 global distribution locations on four continents, which includes eight manufacturing facilities. In addition, we are developing a number of other products independently as well as through collaborations.

We have a strong commitment to research as an essential component of our product development effort. We focus our research and development activities in our technology platforms to discover, optimize, produce and deliver products to our target markets. An important part of our research and development effort is undertaken through third-party collaborations that contribute significant technology and other resources to the development and commercialization of products. We believe this aspect of our research and development effort will be important as we expand into health care and other new markets.

Our initiatives in 2002 concerning the bioproducts business included the acquisition in February of Enzyme Bio-Systems Ltd. (EBS) from Corn Products International, Inc., a leading agri-processor. We have since changed the name of EBS to Genencor International Wisconsin, Inc. and incorporated its Beloit, Wisconsin manufacturing facility into our global supply chain. As part of this transaction, we also entered into a seven-year supply agreement for a majority of Corn Products International, Inc.'s North American enzyme requirements. As a result of the acquisition of the Beloit facility, as well as economic conditions in Latin America and the devaluation of the Argentine peso, we restructured our overall supply infrastructure in 2002 by ceasing operations at our Elkhart, Indiana plant (consisting of one manufacturing facility and two distribution locations) and downsized our Argentine facilities.

In 2002, we filed more patent applications than at any time in our history, submitting 85 new and continuation in part utility applications. Forty-one of the new filings are directed at technology in the bioproducts arena, 28 in the basic technology arena and 16 in the health care field. In addition, as evidence of the emphasis we place on the protection of our intellectual property, in 2002 we owned or controlled 40 newly granted patents from the U.S. Patent and Trademark Office and 15 from the European Patent Office.

Also on the bioproducts front, we successfully completed the first year of our two-year alliance with Dow Corning Corporation to create a new proprietary Silicon Biotechnology platform with the achievement of milestones and the establishment of the alliance's first business venture to pursue opportunities for biosensors in the fields of consumer in-home medical tests, drug discovery, biowarfare threat analysis, veterinary diagnostics, and environmental and home monitoring of air, water and food.

Most recently, we acquired the brewing and enzyme business of Rhodia Food UK Limited in December 2002 in an acquisition that included technology, product lines and personnel and will broaden our bioproducts portfolio and technical service capabilities in the food, feed and specialty enzyme market sectors. No facilities were included in this transaction.

During 2002, we also continued to pursue a health care strategy built upon our current capabilities in modifying, optimizing and manufacturing proteins. Our health care initiative currently focuses on protein therapeutics, which includes drug discovery, drug optimization, and immunotherapeutics, also known as therapeutic vaccines. Consistent with our health care strategy, we entered into a therapeutic vaccine collaboration with The Johns Hopkins University in January 2002. In February, we announced a collaboration with Seattle Genetics, Inc. relating to targeted enzyme prodrug therapy for treating cancer. These collaborations involved certain up front license fees paid by us as well as the potential for additional milestone payments. We also purchased a minority interest in the common stock of Seattle Genetics. We expect these collaborations to add technology and potential products to our therapeutics program.

We also began construction of a facility for the clinical-scale manufacture of human therapeutic proteins at the site of our manufacturing facility in Rochester, New York. The facility is designed to produce pharmaceutical grade materials for pre-clinical and clinical studies, and we expect facility start up and validation to occur in the first quarter of 2004.

The Company traces its history to 1982 when Genencor, Inc. was formed as a joint venture between Genentech, Inc. and Corning, Inc. In 1987, Eastman Kodak Company acquired a 25% interest in Genencor, Inc. The Company was incorporated in Delaware in 1989 and commenced operations in 1990 when Cultor Ltd. and Eastman Kodak formed a joint venture in the industrial biotechnology area and acquired Genencor, Inc. In 1993, Eastman Kodak transferred its 50% interest in the Company to Eastman Chemical Company. In 1999, Danisco A/S acquired Cultor Ltd., which is now known as Danisco Finland OY. After the Company's initial public offering and continuing to the present, Eastman Chemical Company and its affiliates and Danisco and its affiliates each own in excess of 40% of our outstanding common stock.

Our Marketed Products

In 2002, we realized $329.3 million in product revenues through the sale of approximately 250 products in more than 85 countries. We group our existing products into three general functional categories: enzymes that break down protein, enzymes that break down starch and enzymes that break down cellulose. These products are then marketed to the industrial, consumer and agri-processing markets through our direct sales organization and other distribution channels. Industrial and consumer market applications include fabric care, cleaning and textile processing, as well as the emerging market of personal care. The agri-processing market applications include classes of enzymes utilized in the grain processing, animal feed and specialties areas. Along with these applications, we are currently evaluating products acquired with the brewing and enzyme business of Rhodia Food UK Limited in December of 2002 to effectively incorporate them into our bioproducts portfolio.

Industrial and Consumer Markets

Cleaning Products

Our products include protein degrading enzymes, such as proteases, starch degrading enzymes, such as amylases, and cellulose degrading enzymes, such as cellulases. These enzymes are formulated in granular, liquid, tablet and gel forms. Commercially available products include:

- Purafect: A family of high alkaline protease enzymes used in laundry and dishwashing products to clean stains and soils containing proteins, such as blood, grass, milk, gravy and tomato sauce;
- Properase: A high alkaline protease enzyme available in a variety of formulations used in low temperature wash conditions to clean stains and soils, containing proteins, such as blood, grass, egg, milk, gravy and tomato sauce;
- Purastar: A series of amylase enzyme containing products used in laundry and dishwashing products to remove starch-based stains and soils such as chocolate, gravy, baby food, rice and pasta; and
- Puradax: A high alkaline cellulase enzyme product used in laundry products to provide fabric care such as removing fuzz and pills and providing color brightening.

Textile Products

Our products include cellulase, amylase and protease enzymes for applications such as denim finishing, biofinishing of cotton and cellulosics, and desizing and treatment of wool and silk. Additionally, we market catalase enzymes used to remove hydrogen peroxide during the textile dyeing process. These products are available in a variety of formulations, including liquid and granular forms, and at various concentrations useful under altered conditions, such as high or low temperature and high or low pH conditions. Commercially available products include:

- IndiAge: A family of cellulase products used for denim finishing and processing of high-performance cellulosic fibers, such as lyocell;
- Primafast: An acid cellulase used in the processing of high-performance cellulosic fibers, such as lyocell;
- Optisize: A family of amylase products for low or high temperature desizing processes;
- OxyGone Catalase: A family of catalase products used by fabric dyers to eliminate residual hydrogen peroxide in the dyeing process; and
- Protex: A family of protease products used in denim processing and the treatment of wool and silk.

Personal Care Products

We currently market a high-performance protease used in Dawn Special Care, a hand dish care product sold by The Procter & Gamble Company offering skin-softening benefits to consumers.

Agri-processing Markets

Grain Processing Products

We market our grain processing products to customers who process agricultural raw materials such as barley, corn, wheat and soybeans to produce animal feed, food ingredients, industrial products, sweeteners and renewable fuels. Our grain processing products are used to make products as diverse as beer, sweeteners and fuel ethanol. Commercially available grain processing products include:

- Spezyme: A broad family of alpha amylase enzymes useful in high and low temperature liquefaction of starch;
- Optidex and Optimax: A series of glucoamylase and debranching enzymes and their blends used in the hydrolysis of starch to glucose;
- Gensweet: A family of isomerase enzymes in both soluble and immobilized form used in the production of high fructose corn syrup;
- Optimalt and Clarase: Maltogenic enzymes used in the production of maltose syrups;
- Distillase: A glucoamylase enzyme used in the hydrolysis of starch to glucose for the production of alcohol;
- Fermenzyme: A product line of glucoamylase and protease enzyme blends used in the production of alcohol; and
- G-Zyme: A line of alpha amylases and glucoamylases for starch processing to produce sweeteners, ethanol and other products.

Specialties Products

Our specialties products are used in the food industry for such purposes as to improve baking, to process proteins more efficiently and to preserve foods. Additionally, we sell products to improve animal feed and pet food, to treat animal hides in the leather industry, to recover silver residue in photographic film processing, and to improve pulp and paper processing. Commercially available specialties products include:

- Multifect, Protex, Laminex and Multifresh: A full product line of protease, beta-glucanase, cellulase and xylanase enzymes used for such diverse applications as brewing, contact lens cleaning, the production of potable alcohol, waste processing, protein processing and pet food; and
- OxyGO and Fermcolase: A line of catalase and glucose oxidase enzymes used in industrial and food processing.

Products in Development

The continued success of our business depends on our ability to develop innovative products that meet our customers' needs in our target markets. We are developing products for the industrial, consumer, and agri-processing markets as well as products for the health care market. While we have product development programs underway in each of our target markets, we have not yet marketed any products for the health care market. Our ability to develop products for our targeted markets, including health care, may be limited by our resources, our ability to develop and maintain strategic alliances, and the licensing and development of necessary technology. To date, we have financed operations and product development from the sale of products, the sale of stock, research and development funding from our strategic partners, government grants, and short-term and long-term borrowings.

Bioproducts

We currently have numerous product development programs ongoing in the target markets associated with our bioproducts effort.

Industrial and Consumer Markets

Silicon Biotechnology. The Company's alliance with the Dow Corning Corporation seeks to combine the organizations' expertise in their respective fields of biotechnology and silicon chemistry to create a new, proprietary Silicon Biotechnology platform. Dow Corning and Genencor plan to jointly commercialize products developed by the alliance. In its first year of a two-year agreement, the alliance filed important patent applications in three broad areas and established a business unit to pursue its biosensor market opportunities. Patent applications were filed in 2002 in three strategic areas that we expect to define the initial fields of alliance activity. The first is in *biotransformations*, where the tools of biotechnology are used to modify silicon to create new materials with unique attributes or to create new, more environmentally efficient processes for existing silicon-based materials. The second area covers *delivery systems* where silicon and biological materials are combined to deliver active ingredients for application in a wide spectrum of markets, i.e., cleaning, health care and personal care. The third area covers *nano-scale systems* for biosensing devices and performance materials. The alliance also established its first business venture to pursue opportunities for biosensors in the fields of consumer in-home medical tests, drug discovery, biowarfare threat analysis, veterinary diagnostics, and environmental and home monitoring of air, water and food. The business venture is expected to pursue commercialization opportunities alone and in partnership with market leaders in these target markets.

Personal Care. Using our i-biotech approach, we are developing a family of reduced allergenic enzymes and proteins for the personal care market, including skin care, oral care and hair care.

Polymer Intermediates. The chemical industry currently manufactures a polyester intermediate, 1,3 propanediol, using a chemical process. Propanediol is a critical component of a high-performance polyester, Sorona, which E.I. du Pont de Nemours and Company has announced plans to commercialize. The potential benefits of Sorona include improved fit and comfort, softness of touch, dyeability, resilience and stretch recovery. This polyester has potential applications in textiles and engineering thermoplastics. It is anticipated that its most significant uses will be for making apparel, upholstery, home fashions and carpets. Together with our strategic partner, E.I. du Pont de Nemours and Company, we have developed a novel biological process for the production of 1,3 propanediol that we believe will be less expensive than the current chemical process. This process is currently in pilot scale testing.

Repeat Sequence Protein Polymers. We have an exclusive license agreement with Protein Polymer Technologies, Inc. for use of its proprietary protein polymer design and production technology to develop novel biomaterials for non-medical applications. We believe this technology and intellectual property combined with our expertise in gene expression and molecular evolution and design will lead to the development of biomaterials including high-performance fibers, electronic chips, optical switches and other materials.

Ascorbic Acid. Together with Eastman Chemical Company, we have announced our intent to commercialize an advanced process for the production of ascorbic acid, or vitamin C, from glucose. We believe our biotechnology-driven process will deliver the world's lowest cost ascorbic acid production process as it eliminates several steps from the traditional chemical synthesis.

Prion Infectivity. In August 2001, we announced an exclusive collaboration with the United Kingdom's Centre for Applied Microbiology & Research to develop technology to eliminate prions, the infectious agent thought to cause mad cow disease as well as the human form of that disease. The two-year collaboration is focused on developing an enzyme-based method for treating surgical equipment, rendered animal material and blood products to eliminate prion infectivity. Six proprietary proteases from Genencor's extensive protease library have been tested for in vitro efficacy. Two candidate enzymes from this group have been selected for further evaluation. The parties also intend to investigate developing an effective rapid detection test.

Other new products in development in this market include a new proprietary protease engineered for improved performance in dish care products, an oxidase enzyme used in the fabric care market, a novel enzyme acting on synthetic fibers and cloths for improved fabric care and manufacturing, a novel amylase which simplifies the starch conversion process, and a new enzyme targeting the feed, brewing and protein processing sectors.

Agri-processing

Biomass Conversion to Ethanol. The agricultural industry produces a vast amount of waste product known as biomass. Currently, the agricultural industry cannot economically convert biomass on a large scale to useful chemicals such as ethanol. In 2000, we were awarded a three-year $17.0 million partial matching funds contract by the National Renewable Energy Laboratory of the Department of Energy (NREL) to continue our efforts in developing a low cost enzyme system for the economic conversion of biomass to ethanol. In October of 2002, Genencor announced it has made significant progress toward our second year goal in the three-year program. Specifically, we are using our integrated technology platforms in an effort to deliver a 10-fold improvement in the economics of breaking down biomass into fermentable sugars.

Bioingredients for Use in the Food Industry. In October 2000, we entered a four-year minimum term research and development agreement with Danisco A/S, one of the world's leading food ingredients companies, providing us up to $20.0 million in funding. An initial product candidate is being developed. Activities relating to additional product targets are also underway.

Animal Feed and Nutrition. We are exploring a number of key enzymes and production systems for application in this market. Some of the enzymes being evaluated include enhanced xylanase, phytase and other enzymes for use in animal feed to increase the nutritional value of animal feed or to minimize pollution in animal waste. We have identified and are evaluating a proprietary enzyme with improved properties for feed applications from one of our collaborations.

Also in the agri-processing market, we have initiated discussions with major agricultural companies as well as the U.S. Food and Drug Administration (FDA) to use our i-mune assay for the identification of potentially allergenic components of foods.

Health Care

In 2001, we commenced implementation of our health care business strategy. Since this is a recent initiative for the Company, our product pipeline is not as mature as in the bioproducts area. We expect to continue investing in internal research programs, external collaborations and other strategic investments in order to increase our development pipeline. We are currently focusing our efforts in two major areas: immunology and protein therapeutics.

Immunology. One area of our development efforts in immunology is therapeutic vaccines, which we have identified as a potentially important market opportunity for us. Of particular interest is the development of candidates targeting the most serious oncogenic viruses. Our highest priority is the hepatitis B virus, a critical human pathogen that is poorly treated with available therapeutics. Significant progress has been made in this project, and a construct has been selected and manufactured for pre-clinical testing. The possibility of using a prime/heterologous boost strategy in conjunction with our deoxyribonucleic acid (DNA) hepatitis B vaccine construct is under evaluation and the outcome will determine whether an Investigational New Drug (IND) is filed in 2003 or 2004. As therapeutic vaccines today represent a new class of drugs rather than entries into an existing market, the business path forward has not yet been determined. We believe that the Company has several key scientific contributions to make in this new field, including our i-mune assay, which can play a central role in optimizing the elements of a vaccine construct to appropriately up-regulate the immune system and enhance a cytotoxic T lymphoctye (CTL) response. An important aspect of our business strategy has been to form strategic collaborations during the initial discovery phase before entering vaccine candidates into clinical trials. We have two such relationships that we believe will enhance our vaccine platform. First, we have formed a strategic alliance with Epimmune Inc., including an exclusive license to Epimmune's epitope and PADRE technologies and related intellectual property rights for vaccines to treat hepatitis B, hepatitis C and human papilloma virus, and the Company has taken an equity stake in Epimmune. In addition, we have entered into a collaboration with The Johns Hopkins University that includes a license to proprietary technologies related to antigen targeting and dendritic cell activation, including co-stimulatory genes.

Protein Therapeutics. The protein therapeutics market is growing significantly and is expected to represent as much as 50% of all new pharmaceuticals introduced by 2010. We have identified opportunities to use our molecular biology, immunology, protein engineering and manufacturing skills to address key problems typically associated with protein therapeutics and to discover and develop new protein therapeutics.

The Company is leveraging its key capabilities and technologies in an important area of focus, protein drug discovery. In one program, we are using our expertise in exploiting natural and synthetic diversity to develop new methods for targeting therapeutics to cancer cells as opposed to healthy cells. For example, pursuant to our collaboration with Seattle Genetics, we are developing tumor-targeted enzymes that convert relatively non-toxic prodrugs into cytotoxic drugs; such an enzyme is concentrated specifically at the tumor site through either an antibody or a novel protein that targets a specific antigen expressed on the tumor cells. The catalytic activity of the enzyme then leads to a significantly increased concentration of the cytotoxic moiety and increased cell death at the tumor site. In a second research program, we are exploiting our deep knowledge of the structure and function of proteases and protease inhibitors – proteins critically involved in regulating activities of both normal and disease cells – for the development of new drugs for inflammatory diseases and other indications. Toward this goal, we are exploiting our expertise in protein expression, protein engineering and bioinformatics in an effort to discover natural molecules and create novel molecules that may be used as therapeutics.

We are also exploring opportunities to leverage our expertise in protein expression and manufacturing for production of protein therapeutics. We believe that our history of process design and manufacturing will enable us to produce proteins at cost structures that are lower than the norm for the biopharmaceutical industry. We have made substantial progress in the construction of a clinical manufacturing facility designed to satisfy the U.S. Food and Drug Administration's current Good Manufacturing Practice (cGMP) regulations in order to meet the needs of our health care drug discovery portfolio and to provide strategic partnering opportunities. We are also leveraging our expertise in expression systems and process design to develop novel manufacturing methods for protein therapeutics including monoclonal antibodies.

Another area of activity is protein drug optimization, which addresses problems ranging from immunogenicity to pharmacokinetics. For example, by identifying epitopes in a protein that initiate an immune response using our proprietary i-mune assay, we can evaluate the immunogenic potential of a protein. Through protein engineering, these problematic epitopes can be modified, thereby reducing the risk of an adverse immune response prior to human testing. We are applying such approaches to internal protein therapeutic candidates and developing collaborations to apply these approaches to existing drugs and lead compounds in development by third parties. In 2002, for example, we signed an agreement with a pharmaceutical partner for Genencor to evaluate an existing proprietary molecule using the i-mune assay.

Research and Development

The Company has a strong commitment to research as an essential component of its product development effort. Technology developed in collaborations with third parties, as well as technologies licensed from third parties, are also sources of potential products.

We have developed several related technology platforms that we apply in an integrated approach we call i-biotech to the discovery, optimization, production and delivery of our products. Our technology platforms supported the development of current commercial products, and we believe that application of these technology platforms may potentially generate new product candidates in our target markets. Our technology platforms include:

Gene Discovery and Functional Genomics

Gene discovery is a series of techniques used to identify diverse genes whose encoded proteins are capable of solving customer needs or treating a target disease. We identify genes in two ways, either on the basis of their sequence or on the basis of the function of their encoded protein products. With this information, we identify and develop potential products. Identifying genes of interest can start with the analysis of genes found in diverse culture collections, analysis of genes that are expressed under differentially defined conditions or direct analysis of the proteins expressed in a cell or culture. We apply all three approaches to gene discovery.

Our internal culture and gene collection allows us to access individual microorganisms, microbial consortia and genes representing a wide range of environmental niches. In combination with our extensive academic and governmental research collaborations, we can access biodiversity from environments ranging from Antarctic ice floes to the Soda Lakes of Kenya. As an example of our continuing interest in this area we have recently been selected as the sole industrial partner of a European Union (EU) funded program on microbial discovery. Included as non-industrial partners in the collaboration are the Chinese Academy of Sciences, University of Seville, Spain, University of Leicester, UK, and University of the Western Cape, RSA.

Analysis of gene expression via transcriptional profiling using microarrays allows us to identify genes that may be transiently or differentially expressed under different growth conditions. Using these approaches in combination with our bacterial and fungal genome databases, we have identified key genes that are important for protein expression or regulation of gene expression during fermentation and production. As part of our NREL funded program to convert biomass for fuel, we have employed fungal arrayed transcriptional analysis to identify novel genes expressed during high-level protein production in our Trichoderma fungal host system.

As a third approach to gene discovery, we use our state of the art fully integrated proteomics capability to isolate and identify proteins of interest. Our proprietary two-dimensional protein analysis systems allow us to identify proteins that are differentially expressed during cell culture growth cycles. Using automated handling systems and high-resolution mass spectrometer analysis, we can rapidly identify the proteins of interest against any proteins in either our proprietary or the publicly available genomic databases. By applying these same tools to our protein therapeutics area, we have been able to identify potential target proteins for controlling inflammatory responses.

Molecular Evolution and Design

Molecular evolution and design is the process or set of tools by which we accelerate the natural evolutionary process in order to engineer or optimize gene products for their intended use, including in industrial and consumer market applications as well as second-generation biopharmaceuticals. We continue to expand our high-throughput screening capabilities in Leiden, the Netherlands, by both capital investment and data management systems for automated data collection and analysis. Using integrated tools for assay development, library generation, and robotic sample handling, we can rapidly develop and screen diversity libraries for activities or gene expression. These technologies are being applied to ongoing projects within the Company, including, for example, the Destigen targeted products for personal care, the Seattle Genetics collaboration for cancer therapeutics, and our biomass conversion to ethanol project.

In nature, evolution occurs at a very slow rate. We accelerate the evolutionary process to engineer and evolve, or optimize, the function of the protein we identify in the discovery process. We optimize a gene by changing or mutating its DNA sequence to produce a variant protein with a modified function. This process is known as mutagenesis. We alter proteins at a single site, at multiple sites or randomly over the entire length of the protein sequence. We employ several state-of-the-art chemical and enzymatic methods for mutating the DNA sequence of genes. We insert these altered genes into our proprietary host production organisms so that we can screen the variant proteins they produce for the identification of product leads.

Generally, we can evaluate the properties of variant proteins generated through single and multiple site mutation using high-throughput screening. When we randomly mutate living organisms over the entire length of the protein sequence, the number of protein variants becomes too large to be screened efficiently. We evaluate these variants using selection. In this approach, we make the survival of the host organism dependent upon its production of an improved protein variant. The organisms that produce improved protein variants survive. We then evaluate the surviving organisms using high throughput screens to determine which variant is best. We have applied these evolution techniques along with a proprietary screening method to develop a production host with improved efficiency of production for a commercial protease.

In the case where the desired product is a small molecule or a chemical produced by a metabolic pathway, optimization of the organism may require the simultaneous modification of a larger number of proteins in the pathway. Since conventional mutagenesis techniques target one, or at most a few genes, of an organism at one time, these techniques are not appropriate for creating and evaluating such a large number of variants simultaneously. We have developed Mutator Technology to address this shortcoming. Using this approach, we can simultaneously modify hundreds of genes in a host production organism and select the best host candidate in order to produce these desired small molecules or chemicals.

Human Immunology

The potential for human allergic response limits the application of some engineered enzymes in the health care, agri-processing and industrial and consumer markets. To address this limitation, we have developed our human immunology, or i-mune, platform. This platform centers on an assay that determines the human immune response to proteins.

i-mune assay. The human immune system is an extraordinary defense mechanism capable of rapidly responding to invading pathogens and other foreign molecules. We have developed a method to recreate the first steps of the human immune response in an automated assay format. We take a target protein and divide it into a series of small, easily synthesized pieces. Using our assay, we determine if the protein contains any pieces capable of causing an immune response. We then use the tools of our molecular evolution and design platform to modulate the response. We have shown that we can decrease the allergenic potential of specific proteases and have in vivo evidence that the in vitro assay accurately predicts human allergenic results.

Using this tool, we can determine allergenic risk and reduce it without human testing. Recently we have applied this technique to the evaluation of a known allergen in food, Brazil nut protein, and the Bacillus thuringensis (Bt) insecticidal proteins Cry1Aa and Cry3Ab. The i-mune assay correctly identified Brazil nut 2S storage protein as a potential allergen while indicating that the Bt insecticidal proteins were of lower immune potential. This result is consistent with the published information regarding the relative immunogenicity of these three proteins.

We believe the human immunology platform will allow us to determine the allergenic potential of proteins, including those of therapeutic value, to recommend ways to reduce their allergenic potential and, using our molecular evolution and design platform, develop new materials with reduced allergenic response profiles without human testing. We believe these technology platforms may potentially lead to products in our target markets.

Biomaterial Production Systems

A key element of our i-biotech approach is the concurrent application of our biomaterial production systems platform with our other technology platforms. Biomaterial production systems consist of host production organisms that we have adapted to accept genes from other organisms, or foreign genes, and produce the proteins encoded by these foreign genes together with a proprietary process for growing our host production organisms, which we refer to as our proprietary fermentation processes. We grow, or ferment, our host production organisms under controlled conditions, allowing these organisms to grow, divide and efficiently produce optimized proteins. We have developed numerous host production organisms backed by patented technology and process know-how.

Each host production organism has a unique set of requirements that must be met before the organism can accept a foreign gene. For each host production organism, we have identified the key elements that must be added to a foreign gene to enable the host production organism to accept the gene and to produce the gene's product, the desired protein. To produce the desired product, we cultivate the host production organisms using our proprietary fermentation processes. Using a combination of advanced molecular biology and functional genomics tools, we have demonstrated that we can improve the productivity of existing production hosts as well as designing de novo host systems. In October 2002, we announced significant progress toward our second year goal in our Department of Energy funded NREL three-year program to develop an economically viable enzymatic process for converting biomass to ethanol. Specifically, we are using our integrated technology platforms in an effort to deliver a 10-fold improvement in the economics of breaking down biomass into fermentable sugars.

Metabolic Pathway Engineering

Metabolic pathway engineering is a process we use to modify our host production organisms to produce small molecules and chemicals, or biochemicals. Microorganisms make biochemicals through sequences of enzyme-catalyzed reactions, referred to as pathways. In order to produce these biochemicals, we often add new pathways or parts of pathways from a variety of organisms into our host production organisms.

Our approach to metabolic pathway engineering, referred to as DesignPath, is the integration of a variety of tools including genomics and functional genomics. We begin with known metabolic pathways of our host production organisms and then reconstruct the pathways based upon our analysis. Then we add new genes, identified through our gene discovery and functional genomics platform and optimized through our molecular evolution and design platform. Continued progress towards commercialization of ascorbic acid, the 1,3 propanediol research program with E. I. du Pont de Nemours and Company, and our accelerating collaboration with Dow Corning Corporation for the development of silicon-based biotechnology reaffirms our belief in the commercial viability of producing biomaterials that compete with existing chemical processes. Additionally, we are applying these tools to develop more efficient production hosts by designing strains that have better carbon utilization and less by-product formation during the fermentation cycle. These programs integrate our discovery technologies into a powerful solution to improving expression levels of products and utilization of raw materials.

Formulation Delivery Systems

Once we have developed a desired biomaterial, we typically formulate it in a manner customized for the intended use of the customer. Our patented formulations range from stable liquids to multi-layer granular formulations, including our Enzoguard granular products, which have sophisticated properties such as delayed release and oxidation barriers. These formulations protect biomaterials against harsh chemical and environmental conditions. In addition, we have designed and developed highly efficient fluidized coating equipment and processes to make our formulated products.

Strategic Alliances

A key part of our strategy has been and will continue to be forming strategic alliances with industry leaders in our target markets. In forming commercial alliances, we seek partners that share our desire and commitment to grow, hold or have access to significant market share in the target market and are willing to fund or participate in research and development efforts. We also fund external alliances to access, apply and develop technologies that are strategic to our target markets. Some of our key strategic alliances are as follows:

The Procter & Gamble Company. Our alliance with The Procter & Gamble Company began with our predecessor company in 1984 and continues to the present. Through this relationship, we have conducted joint research and development leading to the commercialization of five engineered protease enzymes. This relationship has enabled the launch of major new brand initiatives involving their flagship detergent products Tide and Ariel.

Our alliance with The Procter & Gamble Company is based upon four agreements. We are party to a research agreement and a technology transfer agreement, each dated June 30, 2000. These two agreements expire on June 30, 2003. Together, the agreements provide a framework for cooperation in numerous areas as mutually agreed, particularly laundry and cleaning products. We are currently engaged in negotiations regarding the possible extension or replacement of this framework. We are also party to a commercialization agreement, dated April 25, 2000, relating to the development of proteins with reduced allergic potential for skin-care products. This agreement provides for up to $15.0 million in milestone payments and royalties as well as product sales contingent on the successful development and commercialization of one or more products. This agreement remains in effect through execution of a supply agreement for such products or expiration of cooperative product development efforts. In November 2001, we announced the signing of a five-year worldwide supply contract with The Procter & Gamble Company to provide protease enzymes for laundry and dish detergents. The contract extends the companies' almost two decade long relationship and further solidifies our position with respect to the innovation and commercialization of protease enzymes for liquid and dry formulation.

Epimmune Inc. In July 2001, we acquired a 10% equity stake in Epimmune Inc. We also entered into a 30-month collaboration with Epimmune focused on the development of therapeutic vaccines for oncogenic viruses, including research funding and milestone payments. Additionally, we exclusively licensed certain Epimmune technologies and related intellectual property rights on a worldwide basis for the development of vaccines to treat or prevent hepatitis C (HCV), hepatitis B (HBV) and human papilloma virus (HPV). In December 2001, we increased our equity stake in Epimmune and made our first milestone payment. In January 2002, the alliance announced the identification of an EpiGene clinical product candidate for the lead program in the collaboration, a therapeutic hepatitis B vaccine. This candidate has been optimized, and manufacturing for good laboratory practice (GLP) animal studies has been completed.

Dow Corning Corporation. In October 2001, we entered into an agreement with Dow Corning Corporation seeking to combine our expertise in biotechnology with Dow Corning's expertise in silicon chemistry. The program is attempting to develop unique materials combining the inorganic and biological worlds and address customer needs in markets we serve today as well as create opportunities in the nanotechnology, photonics and electronics markets. Initially, the companies intend to explore product opportunities in markets both companies serve and anticipate that the alliance will see some of its first successes through the introduction of new, biologically mediated silicon-based products for the life sciences, personal care, cleaning and fabric care markets. In the first year of our two-year alliance to create a new proprietary Silicon Biotechnology Platform, we achieved certain milestones and the alliance established its first business venture to pursue opportunities for biosensors in the fields of consumer in-home medical tests, drug discovery, biowarfare threat analysis, veterinary diagnostics, and environmental and home monitoring of air, water and food.

Seattle Genetics, Inc. In January 2002, we formed a strategic alliance with Seattle Genetics, Inc. to jointly discover and develop a class of cancer therapeutics based on tumor-targeted enzymes that activate prodrugs. Under terms of the alliance, the companies will each contribute proprietary technology, share preclinical and clinical development costs and have the right to jointly commercialize any resulting products. We have made an equity investment in Seattle Genetics and agreed to pay certain fees and milestone payments. Seattle Genetics has also agreed to make certain milestone payments to us. In July 2002, we made our first milestone payment to Seattle Genetics in accordance with the agreement.

E.I. du Pont de Nemours and Company. On September 1, 1995, we entered into a collaborative research and development agreement with E.I. du Pont de Nemours and Company to develop and commercialize biologically derived 1,3 propanediol, a key intermediate for the production of a high-performance polyester. The agreement provides for research funding and technical milestone payments up to $17.0 million over the term of the agreement as well as commercial terms, including royalties and commercial milestones, contingent on the success of the research program and commercialization of the product. Under the terms of this agreement, we have received research and development funding and milestone payments. In June 2002, we successfully completed the final phase of the collaboration achieving the milestones for yield and productivity of 1,3 propanediol. We are continuing to work with DuPont to enable commercialization of this biobased materials product. Upon commercialization by DuPont, we would earn royalties on product sales.

NREL. In April 2000, the National Renewable Energy Laboratory of the Department of Energy awarded us a $17.0 million partial matching funds contract to develop enabling enzyme systems essential for the enzymatic conversion of biomass to ethanol. A three-year contract, with yearly renewals subject to termination, was executed in June 2000. In 2001, we met our first technical milestone under this contract. In 2002, we met with continued progress towards our target to deliver a 10-fold improvement in the economics of breaking down biomass into fermentable sugars.

Danisco A/S. In October 2000, we entered into a four-year minimum term research and development agreement with Danisco A/S, one of the world's leading food ingredients companies, providing us up to $20.0 million in funding. The collaboration is directed at the development and production of innovative biotechnology derived products for use in the food industry. The first joint project target has been identified and a joint project team has been initiated. Progress on our first joint project continues with improved performance of our candidate enzyme. A second funded research stage feasibility project was initiated in the third quarter of 2002.

The Johns Hopkins University. In January 2002, we announced the formation of a collaboration with The Johns Hopkins University for the research of therapeutic vaccines and other immunotherapies targeting cancers and oncogenic viruses. We work closely with and support ongoing research in the laboratories of Drs. Drew Pardol and T. C. Wu, who have conducted extensive preclinical animal studies on a number of advanced molecular vaccine constructs. As part of the alliance, we have received worldwide licenses to proprietary technologies related to antigen targeting and dendritic cell activation, including co-stimulatory genes.

Research Expenses

A major portion of our operating expenses has been related to the research and development of products. During 2002, 2001, and 2000, our total research and development expenses were $70.2 million, $60.1 million and $50.9 million, respectively. Of these expenses, an estimated $15.4 million, $11.4 million and $13.2 million, respectively, represent total expenses incurred in conjunction with research collaborations partially funded by our various partners.

Our research and development efforts have been the primary source of our products and represent an essential component of our business strategy. As of December 31, 2002, we had 246 employees involved full-time in our research and development efforts, 101 of whom hold Ph.D. degrees and one of whom holds an M.D. degree. A year earlier, we had 247 individuals employed full time in research and development, 94 of whom held Ph.D. degrees and one of whom held an M.D. degree.

Competition

We face significant competition in the industrial, consumer and agri-processing markets in which we currently compete. As we develop products for the health care market and new segments of the agri-processing, industrial and consumer markets, we face a host of new competitors, including, for example, biotechnology and pharmaceutical companies.

In the industrial and consumer markets, some competitors may have a stronger market position and greater financial resources than we do. Specifically, in cleaning enzymes, Novozymes A/S, our largest competitor, has more product offerings and a greater market share than we do. In specialty enzymes, DSM N.V. and Novozymes A/S have greater market shares and more product offerings than we do.

Our products and development programs target the industrial, consumer, agri-processing and health care markets. There are many commercially available products for each of these markets and for the specific consumer problems and the specific diseases we may attempt to address in product development. A large number of companies and institutions are spending considerable amounts of money and resources to develop products in our target markets.

Competition in our current and target markets is primarily driven by:

- The ability to establish and maintain long-term customer relationships in our target markets;
- Ability to develop, maintain and protect proprietary products and technologies;
- Technology advances that lead to better products;
- Product performance, price, features and reliability;
- Timing of product introductions;
- Manufacturing, sales and distribution capabilities;
- Technical support and service; and
- Breadth of product line.

Any product we make in the future will also likely compete with products offered by our competitors. If our competitors introduce data that show improved characteristics of their products, improve or increase their marketing efforts or lower the price of their products, sales of our products could decrease. We cannot be certain that any products we develop in the future will compare favorably to products offered by our competitors or that our existing or future products will compare favorably to any new products that are developed by our competitors. Our ability to be competitive also depends upon our ability to attract and retain qualified personnel, obtain patent protection and otherwise develop proprietary products or processes.

Proprietary Rights

We consider the protection of our proprietary technologies and products to be important to the success of our business. We rely on a combination of patents, licenses, trade secrets and trademarks to establish and protect our proprietary rights in our technologies and products. As of December 31, 2002, our worldwide intellectual property portfolio included 437 issued U.S. patents and 354 pending U.S. patent applications. Our intellectual property portfolio includes rights in technologies ranging from specific enzyme and health care products to host production organisms and technology covering research tools such as high-throughput gene discovery, molecular evolution, immunological screens and metabolic pathway engineering.

Despite our existing portfolio we may not be able to obtain the patents or licenses to technologies that we will need to develop products for our target markets. Patents may be issued that would block our ability to obtain patents or to operate our business. Generally, patents issued in the United States have a term of 17 years from the date of issue for patents issued from applications submitted prior to June 8, 1995. Patents issued in the United States from applications submitted on or after June 8, 1995 have a term of 20 years from the date of filing of the application. Patents in most other countries have a term of 20 years from the date of filing the patent application. Patent applications are usually not published until 18 months after they are filed. The publication of discoveries in scientific or patent literature tends to lag behind actual discoveries by at least several months. As a result, there may be patent applications or scientific discoveries of which we are not currently aware.

Raw Materials

The raw materials that we use are commercially available products from a number of independent sources; greater than 65%, based on total raw material expenditures, have alternate sources of supply, with the remaining supply base being commercially available and interchangeable. Greater than 50% of all purchases are on one-year contracts, and the remainder are on either 30, 90, or 180 day fixed pricing structures.

Manufacturing and Supply Capabilities

We have a global supply chain consisting of 15 distribution locations around the globe, which include eight manufacturing facilities on four continents. During 2002, we completed our planned closure of our Elkhart, Indiana facility as part of the restructuring announced in connection with the acquisition of EBS in February. Our supply organization has a proven capability to meet customer demands. This involves quality certification, such as ISO 9002, multi-site product qualification, delivery capabilities and special custom supply requirements. We produce materials in locations and with processes that allow us to minimize manufacturing and distribution costs, inventory and capital investment.

Trademarks

The following are trademarks of the Company and its subsidiaries: GENENCOR, GENENCOR INTERNATIONAL, LOWGEN, INDIAGE, PRIMAFAST, OPTISIZE, PURAFECT, PROPERASE, PURASTAR, PURADAX, SPEZYME, G-ZYME, OPTIDEX, DISTALLASE, OPTIMAX, FERMENZYME, GENSWEET, OPTIMALT, CLARASE, MULTIFECT, MULTIFRESH, FERMCOLASE, LAMINEX, OXYGO, I-MUNE, I-BIOTECH, MUTATOR TECHNOLOGY, DESIGNPATH, DESTIGEN, OXYGONE, PROTEX and ENZOGUARD. SILICON BIOTECHNOLOGY is a trademark of the Company and the Dow Corning Corporation. The following trademarks are owned by the individual companies: SORONA (E. I. du Pont de Nemours and Company); DAWN SPECIAL CARE, TIDE and ARIEL (The Procter & Gamble Company); PADRE and EPIGENE (Epimmune Inc.).

Major Customers

Our five largest customers collectively accounted for approximately 51% of our 2002 product revenues, with our largest customer, The Procter & Gamble Company, accounting for over 35% of such revenues. Our five largest customers in 2002 were Benckiser N.V., Cargill, Incorporated, Danisco Animal Nutrition – the feed ingredients business unit of Danisco A/S, which was formerly known as Finnfeeds, The Procter & Gamble Company, and Unilever N.V.

Geographical and Product Class Information

The financial information concerning geographical areas and product class revenues set forth in footnote 13 of the financial statements contained in Item 8 is incorporated herein by reference.

Regulatory Environment

Product Regulation - Current Products

Regulatory agencies regulate our products according to their intended use. The U.S. Food and Drug Administration (FDA) regulates food, feed, cosmetic and pharmaceutical products based on their application. The FDA and the U.S. Environmental Protection Agency (EPA) regulate non-drug biologically derived products. The U.S. Department of Agriculture regulates plant, plant pest and animal products. The EPA regulates biologically derived chemicals not within the FDA's jurisdiction or the jurisdiction of other regulatory agencies. Although the food and industrial regulatory process can vary significantly in time and expense from application to application, the timelines generally are shorter in duration than the drug regulatory process and range from three months to three years.

The European regulatory process for biologically derived products has undergone significant change in the recent past, as the European Union (EU) attempts to replace national regulatory procedures with a consistent EU regulatory standard. Some national regulatory oversight remains. Regulation of enzymes used as processing aids is currently through such national oversight; however, the EU Commission is presently discussing the idea of regulating all food use enzymes at the EU level.

Regulatory review of our products in Pacific Rim and Asian countries having approval or registration processes ranges from three months to two years. Currently, enzymes used in food require approval in Japan, Korea and Australia/New Zealand, and registrations in several other countries.. Certain Asian countries and some in Latin America rely on United States and European product registrations.

Product Regulation - Health Care

In the United States, all phases of the development and commercialization of pharmaceuticals are regulated primarily under federal law and subject to rigorous FDA review and approval processes. Before a pharmaceutical candidate can be tested in humans, it must be studied in laboratory experiments and in animals to provide data to support its potential safety and supplies must be produced under the FDA's current GMP regulations that satisfy for clinical trials. These data are submitted to the FDA in an IND for review and authorization to test the pharmaceutical product in humans. Only after the FDA finds the IND to be acceptable, can a company commence with clinical trials in humans designed to demonstrate that a pharmaceutical product is safe and effective for its intended use.

These clinical trials are subject to extensive regulations, are very expensive and usually take many years. These studies are divided into three separate phases. In Phase 1, studies are conducted with a relatively small number of healthy human subjects or patients to assess the safety of the product, dose tolerance, pharmacokinetics, metabolism, distribution and excretion. In Phase 2, the product is given to a limited target patient population to further assess safety and to begin to assess efficacy and dose safety. If the results of these first two phases are favorable, then Phase 3 studies are conducted in the target patient population with a number of subjects large enough to statistically establish safety and efficacy of the product. Concurrent to the clinical development, the company needs to also generate data on the manufacture and controls of the pharmaceutical product. Upon the successful completion of Phase 3 and demonstration of the ability to produce the product under cGMP conditions, a New Drug Application (NDA) or a Biologics License Application (BLA) is submitted to the FDA. The clinical and manufacturing information submitted with the application is reviewed by the FDA, which will approve the product for marketing if it judges that, pursuant to current regulations, the data contained in the application support the safety and efficacy claims and the manufacturing and controls data demonstrate the quality, purity, safety and identity of the product. On average, it takes the FDA six to twelve months to review and approve a new drug or biologic application. Significant changes in manufacturing and controls of the product or additional labeling claims, pursued after approval for the initial application is obtained, will require submission of additional data to the FDA for review and approval.

Regulatory procedures for licensing drug products in Europe are comparable to those in the United States. Biologic products are reviewed through a centralized procedure that leads to a single license for the entire European Union. In addition, each product must receive individual pricing approvals before it can be marketed.

Environmental Regulation

We are subject to national, state, and local environmental laws and regulations, including those governing the handling and disposal of hazardous wastes and other environmental matters. Our research, development and manufacturing activities involve the controlled use of hazardous materials, including chemical, radioactive and biological materials. Although we believe that our safety procedures for handling and disposing of these materials comply with applicable regulations, we cannot completely eliminate the risk of accidental contamination or injury from these materials. In the event of an accident, we could be held liable for resulting damages. We do not expect that compliance with the environmental regulations to which we are subject will have a material effect on our capital expenditures, earnings or competitive position.

Genetically Modified Microorganisms

Genetically modified microorganisms and products derived from these organisms are regulated in many countries around the world. In the United States, we voluntarily comply with the National Institutes of Health Guidelines for Research Involving Recombinant DNA Molecules at all of our facilities. We also comply with the EPA's regulation of intergeneric microorganisms under the Toxic Substances Control Act. We design our production organisms and processes to comply with regulatory principles and practices in both manufacturing and commercial venues regardless of the location. By using production organisms that are classified as Good Industrial Large Scale Practice or Biosafety Class I organisms, we are able to maximize environmental safety while minimizing regulatory concerns. Through this strategy, we have been successful in gaining regulatory clearance to use our genetically modified microorganisms in our factories in the United States, Belgium and Finland and in our research facilities in the United States and the Netherlands.

Compliance

To be able to commercialize our products around the world, we need to ensure that they are safe and suitable for their intended use and meet applicable regulatory requirements. Their manufacture also must comply with all existing regulations at our manufacturing sites. In order to meet this need, we have an experienced internal regulatory and safety department that is involved in projects from the earliest stage.

Animal Welfare Act

The Animal Welfare Act governs the humane handling, care, treatment and transportation of certain animals used in research activities in the United States. Mice are currently not subject to regulation under the Animal Welfare Act. However, the U.S. Department of Agriculture, which enforces the Animal Welfare Act, is presently considering changing the regulations issued under the Animal Welfare Act to include mice within its coverage. The Animal Welfare Act imposes a wide variety of specific regulations on producers and users of animal subjects, including specifications for the safe handling, care, treatment and transport of animals covered. Currently, we house no animals at our facilities. We believe that our housing facility vendors and external toxicology laboratories are in compliance with the Animal Welfare Act.

Employees

As of December 31, 2002, we had 1,098 employees in Genencor International, Inc. and its wholly owned entities, plus 155 active employees in our joint venture in Wuxi, China. We plan to expand our research and development and business operations and hire additional staff as we expand our technology and market opportunities and establish new strategic alliances and customer relationships. We continue to search for qualified individuals with interdisciplinary training and flexibility to address the various aspects and applications of our technologies. With the closure of our Elkhart, Indiana facility, none of our United States employees were represented by a labor union as of December 31, 2002. Employees at several of our foreign locations, however, are covered by collective labor agreements, including employees in Argentina, Belgium, Finland, France, Germany and the Netherlands. We strive to maintain strong working relationships with all the employee representatives.

Website Access To Reports

Through our Internet website, we make available free of charge our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we electronically file such material with, or furnish it to, the U.S. Securities and Exchange Commission. Our website address is www.genencor.com. By including our website address in this Annual Report on Form 10-K, we do not intend to include or incorporate by reference the information on our website into this Annual Report on Form 10-K, and under no circumstances shall such information be deemed to be included in or incorporated by reference into this Annual Report on Form 10-K.

Risk Factors

If any of the following risks actually occur, they could harm our business, financial condition, and/or results of operations.

If we fail to develop products for the health care and bioproducts markets we are targeting, then we may never achieve a return on our research and development expenditures or realize product revenues from these markets.

A key element of our business strategy is to utilize our technologies for the development and delivery of new products to the health care market and new segments of the bioproducts market. We intend to significantly increase our investment in research and development to develop products for these markets. The successful development of products is highly uncertain and is dependent on numerous factors, many of which are beyond our control, and may include the following:

- The product may be ineffective or have undesirable side effects in preliminary and commercial testing or, specifically in the health care area, in preclinical and clinical trials;
- The product may fail to receive necessary governmental and regulatory approvals, or the government may delay regulatory approvals significantly;
- The product may not be economically viable because of manufacturing costs or other factors;
- The product may not gain acceptance in the marketplace; or
- The proprietary rights of others or competing products or technologies for the same application may preclude us from commercializing the product.

Due to these factors we may never achieve a return on our research and development expenditures or realize product revenues from the health care and new bioproducts markets that we are targeting.

If we fail to enter into strategic alliances with partners in our target markets or independently raise additional capital, we will not have the resources necessary to capitalize on all of the market opportunities available to us.

We do not currently possess the resources necessary to independently develop and commercialize products for all of the market opportunities that may result from our technologies. We intend to form strategic alliances with industry leaders in our target markets to gain access to funding for research and development, expertise in areas we lack and distribution channels. We may fail to enter into the necessary strategic alliances or fail to commercialize the products anticipated from the alliances. Our alliances could be harmed if:

- We fail to meet our agreed upon research and development objectives;
- We disagree with our strategic partners over material terms of the alliances, such as intellectual property or manufacturing rights; or
- Our strategic partners become competitors or enter into agreements with our competitors.

New strategic alliances that we enter into, if any, may conflict with the business objectives of our current strategic partners and negatively impact existing relationships. In addition, to capitalize on the market opportunities we have identified, we may need to seek additional capital, either through private or public offerings of debt or equity securities. Due to market and other conditions beyond our control, we may not be able to raise additional capital on acceptable terms or conditions, if at all.

If the demand for protein degrading enzymes decreases or if major customers reduce or terminate business with us, our revenues could significantly decline.

Our largest selling family of products, protein degrading enzymes, or proteases, accounted for approximately 52% of our 2002 revenue. If the demand for proteases decreases or alternative proteases render our products noncompetitive, our revenues could significantly decline.

In addition, our five largest customers collectively accounted for over 51% of our 2002 product revenues, with our largest customer, The Procter & Gamble Company, accounting for over 35% of such revenues. Our five largest customers in 2002 were Benckiser N.V., Cargill, Incorporated, Danisco Animal Nutrition - the feed ingredients business unit of Danisco A/S which was formerly known as Finnfeeds, The Procter & Gamble Company, and Unilever N.V. Any one of these customers may reduce their level of business with us. Should any of our largest customers decide to reduce or terminate business with us, our revenues and profitability could decline significantly.

We have arrangements of various durations with our major customers and are routinely involved in discussions regarding the status of these relationships. These discussions may lead to extensions or new commercial arrangements, or may be unsuccessful. Our customer relationships involve uncertainty by virtue of economic conditions, customer needs, competitive pressures, our production capabilities and other factors. Consequently, our customer base will change over time as will the nature of our relationships with individual customers, including major customers. For example, we currently expect that our business with Corn Products International, Inc., combined with decreased volume with Unilever N.V., may cause Corn Products to qualify as one of our five largest customers.

We intend to acquire businesses, technologies and products, but we may fail to realize the anticipated benefits of such acquisitions and we may incur costs that could significantly negatively impact our profitability.

In the future, we may acquire other businesses, technologies and products that we believe are a strategic fit with our business. If we undertake any transaction of this sort, we may not be able to successfully integrate any businesses, products, technologies or personnel that we might acquire without a significant expenditure of operating, financial and management resources, if at all. Further, we may fail to realize the anticipated benefits of any acquisition. Future acquisitions could dilute our stockholders' interest in us and could cause us to incur substantial debt, expose us to contingent liabilities and could negatively impact our profitability.

If we fail to secure adequate intellectual property protection or become involved in an intellectual property dispute, it could significantly harm our financial results and ability to compete.

The patent positions of biotechnology companies, including our patent positions, can be highly uncertain and involve complex legal and factual questions, and, therefore, enforceability is uncertain. We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that we protect our technologies with valid and enforceable patents or as trade secrets. We rely in part on trade secret protection for our confidential and proprietary information by entering into confidentiality agreements and non-disclosure policies with our employees and consultants. Nonetheless, confidential and proprietary information may be disclosed, and others may independently develop substantially equivalent information and techniques or otherwise gain access to our trade secrets.

We file patent applications in the United States and in foreign countries as part of our strategy to protect our proprietary products and technologies. The loss of significant patents or the failure of patents to issue from pending patent applications that we consider significant could impair our operations. In addition, third parties could successfully challenge, invalidate or circumvent our issued patents or patents licensed to us so that our patent rights would not create an effective competitive barrier. Further, we may not obtain the patents or licenses to technologies that we will need to develop products for our target markets. The laws of some foreign countries may also not protect our intellectual property rights to the same extent as United States law.

Extensive litigation regarding patents and other intellectual property rights is common in the biotechnology industry. In the ordinary course of business, we periodically receive notices of potential infringement of patents held by others and patent applications that may mature to patents held by others. The impact of such claims of potential infringement, as may from time to time become known to us, are difficult to assess. In the event of an intellectual property dispute, we may become involved in litigation. Intellectual property litigation can be expensive and may divert management's time and resources away from our operations. The outcome of any such litigation is inherently uncertain. Even if we are successful, the litigation can be costly in terms of dollars spent and diversion of management time.

If a third party successfully claims an intellectual property right to technology we use, it may force us to discontinue an important product or product line, alter our products and processes, pay license fees, pay damages for past infringement or cease certain activities. Under these circumstances, we may attempt to obtain a license to this intellectual property; however, we may not be able to do so on commercially reasonable terms, or at all. In addition, regardless of the validity of such a claim, its mere existence may affect the willingness of one or more customers to use or continue to use our products and, thereby, materially impact us.

Those companies with which we have entered or may enter into strategic alliances encounter similar risks and uncertainties with respect to their intellectual property. To the extent that any such alliance companies suffer a loss or impairment of their respective technologies, we may suffer a corresponding loss or impairment that may materially and adversely affect our investments.

Foreign currency fluctuations and economic and political conditions in foreign countries could cause our revenues and profits to decline.

In 2002, we derived approximately 50% of our product revenues from our foreign operations. Our foreign operations generate sales and incur expenses in local currency. As a result, we are exposed to market risk related to unpredictable interest rates and foreign currency exchange rate fluctuations. We recognize foreign currency gains or losses arising from our operations in the period incurred. As a result, currency fluctuations between the U.S. dollar and the currencies in which we do business could cause our revenues and profits to decline.

Product revenues denominated in Euros account for approximately 34% of total product revenues, and the fluctuations in the currency exchange rate against the U.S. dollar can have a significant impact on our reported product revenues.

We expect to continue to operate in foreign countries and that our international sales will continue to account for a significant percentage of our revenues. As such, we are subject to certain risks arising from our international business operations that could be costly in terms of dollars spent, the diversion of management's time, and revenues and profits, including:

- Difficulties and costs associated with staffing and managing foreign operations;
- Unexpected changes in regulatory requirements;
- Difficulties of compliance with a wide variety of foreign laws and regulations;
- Changes in our international distribution network and direct sales forces;
- Political trade restrictions and exchange controls;
- Political, social, or economic unrest including armed conflict and acts of terrorism;
- Labor disputes including work stoppages, strikes and embargoes;

- Inadequate and unreliable services and infrastructure;

- Import or export licensing or permit requirements; and

- Greater risk on credit terms and long accounts receivable collection cycles in some foreign countries.

If the ownership of our common stock continues to be highly concentrated, it may prevent other stockholders from influencing significant corporate decisions and may result in conflicts of interest that could cause our stock price to decline.

After our initial public offering and continuing to the present, Eastman Chemical Company and Danisco A/S and their affiliates, referred to as our majority stockholders, each own in excess of 40% our outstanding common stock. The majority stockholders will therefore have the ability, acting together, to control fundamental corporate transactions requiring stockholder approval, including the election of a majority of our directors, approval of merger transactions involving us and the sale of all or substantially all of our assets or other business combination transactions. The concentration of ownership of our common stock may have the effect of either delaying or preventing a change to our control favored by our other stockholders or accelerating or approving a change to our control opposed by our other stockholders. In addition, the majority stockholders' control over our management could create conflicts of interest between the majority stockholders and us with respect to the allocation of corporate opportunities and between the majority stockholders and other stockholders.

If existing stockholders sell large numbers of shares of our common stock, our stock price could decline.

The market price of our common stock could decline as a result of sales by our existing stockholders or holders of stock options of a large number of shares of our common stock in the public market or the perception that these sales could occur. Our two majority stockholders, for example, hold over 80% of our common stock, and all of these shares are subject to registration rights. In addition, we issued stock options to our officers, directors and employees pursuant to our 2002 Omnibus Incentive Plan, approved by our stockholders in May 2002, and its predecessor plan.

Our stock price has been, and may continue to be, particularly volatile.

The stock market from time to time, has experienced significant price and volume fluctuations that are unrelated to the operating performance of companies. The market prices for securities of biotechnology companies, including ours, have been highly volatile in the period since our initial public offering in July 2000 and may continue to be highly volatile in the future. Our stock may be affected by this type of market volatility, as well as by our own performance. The following factors, among other risk factors, may have a significant effect on the market price of our common stock:

- Developments in our relationships with current or future strategic partners;

- Conditions or trends in the biotechnology industry;

- Announcements of technological innovations or new products by us or our competitors;

- Announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

- Developments in patent or other intellectual proprietary rights or announcements relating to these matters;

- Investor concern regarding the public acceptance of the safety of biotechnology products or announcements relating to these matters;

- Litigation or governmental proceedings or announcements relating to these matters;

- Economic and other external factors or other disaster or crisis;

- Future royalties from product sales, if any, by our licensees;

- Sales of our common stock or other securities in the open market; and

- Period-to-period fluctuations in our operating results.

We expect that our quarterly results of operations will fluctuate, and this fluctuation could cause our stock price to decline, causing investor losses.

A large portion of our expenses, including expenses for facilities, equipment and personnel, are relatively fixed. Accordingly, if product revenue declines or does not grow as we anticipate or non-product revenue declines due to the expiration or termination of strategic alliance agreements or the failure to obtain new agreements or grants, we may not be able to correspondingly reduce our operating expenses in any particular quarter. Our quarterly revenue and operating results have fluctuated in the past and are likely to do so in the future. If our operating results in some quarters fail to meet the expectations of stock market analysts and investors, our stock price would likely decline. Some of the factors that could cause our revenue and operating results to fluctuate include:

- The ability and willingness of strategic partners to commercialize products derived from our technology or containing our products on expected timelines;
- Our ability to successfully commercialize products developed independently and the rate of adoption of such products;
- Fluctuations in consumer demand for products containing our technologies or products, such as back to school sales of blue jeans and other denim products, resulting in an increase in the use of textile processing enzymes, and fluctuations in laundry detergent use due to promotional campaigns run by consumer products companies; and
- Fluctuations in geographic conditions including currency and other economic conditions such as economic crises in Latin America or Asia and increased energy and related transportation costs.

We also have incurred significant infrequently occurring charges within given quarters, such as those incurred in conjunction with restructuring activities, and recognized investment income from sales of available-for-sale marketable securities.

Concerns about genetically engineered products could result in our inability to commercialize products.

We produce a significant amount of our products from genetically modified microorganisms. We cannot predict public attitudes and acceptance of existing or future products made from genetically modified microorganisms. As a result, if we are not able to overcome the ethical, legal and social concerns relating to safety and environmental hazards of genetic engineering, the general public may not accept our products and this may prevent us from commercializing products dependent on our technologies or inventions. In addition, public attitudes may influence laws and regulations governing the ownership or use of genetic material, which could result in greater government regulation of genetic research and bioengineered products.

If we are subject to a costly product liability damage claim or award, our profits could decline.

We may be held liable if any product we develop, or any product that a third party makes with the use or incorporation of any of our products, causes injury or is found otherwise unsuitable during product testing, manufacturing, marketing or sale. Our current product liability insurance may not cover our potential liabilities. Inability to obtain sufficient insurance coverage in the future at an acceptable cost or otherwise to protect against potential liability claims could prevent or inhibit the commercialization of products developed by us or our strategic partners. If a third party sues us for any injury caused by our products, our liability could exceed our insurance coverage amounts and total assets and our profits could decline.

If we are subject to costly environmental liability due to the use of hazardous materials in our business, our profits could decline.

Our research and development processes involve the controlled use of hazardous materials, including chemical, radioactive and biological materials. Our operations also generate potentially hazardous waste. We cannot eliminate entirely the risk of contamination or the discharge of hazardous materials and any resultant injury from these materials. Federal, state, local and foreign laws and regulations govern the use, manufacture, storage, handling and disposal of these materials. Third parties may sue us for any injury or contamination that results from our use or the third party's use of these materials. Any accident could partially or completely shut down our research and manufacturing facilities and operations. In addition, if we are required to comply with any additional applicable environmental laws and regulations, we may incur additional costs, and any such current or future environmental regulations may impair our research, development or production efforts.

If we fail to attract and retain qualified personnel, we may not be able to achieve our stated corporate objectives.

Our ability to manage our anticipated growth, if realized, effectively depends on our ability to attract and retain highly qualified executive officers and technology and business personnel. In particular, our product development programs depend on our ability to attract and retain highly skilled researchers. Competition for such individuals is intense. If we fail to attract and retain qualified individuals, we will not be able to achieve our stated corporate objectives.

Item 2. Properties

We lease or own 25 facilities throughout the world. Our eight global manufacturing facilities which are located in Cedar Rapids, Iowa; Rochester, New York; Beloit, Wisconsin; Hanko and Jamsankoski, Finland; Brugge, Belgium; Jiangsu Province, China and Province De Cordoba, Argentina, provide the base for our 15 global distribution centers. Our ten remaining facilities are administrative and sales offices. We lease our principal offices located in 154,000, 43,944, and 29,000 square feet of space in Palo Alto, California, Rochester, New York, and Leiden, the Netherlands, respectively. The leases for these facilities expire in 2017, 2009 and 2019, respectively. We believe our facilities are in good operating condition and all real property owned or leased are adequate for all present and near term uses.

Information concerning each of our manufacturing facilities is as follows:

Site	Ownership	Square Footage
Cedar Rapids Genencor International, Inc. Cedar Rapids, Iowa	Owned	135,000 sq. ft.
Hanko Genencor International Ltd. Hanko, Finland	Owned	178,000 sq. ft.
Brugge Genencor International BVBA Brugge, Belgium	Owned	251,000 sq. ft.
Jamsankoski Genencor International Ltd. Jamsankoski, Finland	Owned	94,000 sq. ft.
Arroyito Genencor International Argentina, S.A. Prv. De Cordoba, Argentina	Owned	96,000 sq. ft.
Rochester Center for Development and Commercialization Genencor International, Inc. Rochester, New York	Leased, 50 year term, expiring 2040, with right to purchase for $1.00	70,000 sq. ft.
Wuxi Genencor (Wuxi) Bio-Products Co., Ltd. Jiangsu Province, P.R. of China	Governmental land use rights to use land	361,000 sq. ft.
Beloit Genencor International Wisconsin, Inc. Beloit, Wisconsin	Owned	128,500 sq. ft.

Item 3. Legal Proceedings

As of the date of this Report, we are not engaged in any legal proceeding that we expect to have a material adverse effect on our financial condition.

Item 4. Submission of Matters to a Vote of Security Holders

None

PART II.

Item 5. Market for the Registrant's Common Stock and Related Stockholder Matters

Our common stock began trading on the Nasdaq Stock Market on July 28, 2000 under the symbol "GCOR." The following table sets forth the high and low sale prices per share of common stock, as reported on the Nasdaq Stock Market, during the periods indicated.

	Price	
	High	Low
Year ended December 31, 2000:		
Third Quarter (commencing July 28)	$36.63	$18.00
Fourth Quarter	$30.00	$12.00
Year ended December 31, 2001:		
First Quarter	$20.37	$ 8.00
Second Quarter	$17.90	$ 6.75
Third Quarter	$17.99	$ 8.60
Fourth Quarter	$18.10	$ 9.34
Year ended December 31, 2002:		
First Quarter	$16.34	$ 9.54
Second Quarter	$12.10	$ 8.30
Third Quarter	$12.43	$ 6.74
Fourth Quarter	$12.40	$ 7.88

The number of shares of our common stock outstanding as of March 14, 2003 was 58,576,827. As of such date there were approximately 6,900 holders of our common stock. Our two largest stockholders, Eastman Chemical Company and Danisco A/S, owned 50,000,000 shares.

We paid cash dividends to our common stockholders of $10.0 million in 1998. We did not pay any dividends on our common stock in 1999, 2000, 2001 or 2002. We currently expect to retain our future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying cash dividends to our common stockholders in the foreseeable future.

On April 28, 2000, we allowed our executive officers to accelerate the exercise of 1,856,500 stock options granted under the Genencor International, Inc. Stock Option and Stock Appreciation Right Plan (SOAR Plan) and purchase restricted shares of common stock at a price of $9.70 per share. The restricted shares were purchased through the use of notes from the officers that totaled $18.0 million. The vesting provisions included in the restricted common stock agreements were the same as those of the original stock options granted to the officers under the SOAR Plan.

On November 30, 2001, we allowed our executive officers to surrender 349,910 vested, restricted shares to us at a value of $16.09 per share, to pay principal and interest due on the notes on January 27, 2002 by each respective officer. The surrendered shares were recorded as treasury shares. The remaining principal balance of the notes receivable for restricted common stock at December 31, 2001 was $14.6 million.

On August 21, 2002, in order to eliminate all stock-related loans, our executive officers surrendered approximately 1.4 million restricted shares to us at a value of $10.77 per share, to make full payment of the outstanding principal of $14.6 million and accrued interest of $0.6 million on their obligations under notes issued in connection with their purchase of restricted common stock at $9.70 per share in April 2000. Also included in the value of the surrendered shares was a cash payment to cover an estimated $0.2 million of net capital gain tax incurred by the executive officers. We are holding the surrendered shares as treasury shares.

See Item 12 below for the Equity Compensation Plan Information table.

Item 6. Selected Financial Data

The following selected consolidated financial data should be read in conjunction with our consolidated financial statements, the notes to our consolidated financial statements, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this report. We derived the statement of operations and balance sheet data for the five-year period ended December 31, 2002 from our audited consolidated financial statements. Historical results are not necessarily indicative of future results.

	2002	2001	2000	1999	1998
	(Amounts in thousands, except per share data)				
Consolidated Statements of Operations					
Revenues:					
Product revenue	$ 329,337	$ 311,110	$ 300,978	$ 305,637	$ 279,492
Fees and royalty revenues	20,741	14,908	15,252	10,965	9,619
Total revenues	350,078	326,018	316,230	316,602	289,111
Operating expenses:					
Cost of products sold	186,383	172,986	172,265	176,756	167,604
Research and development	70,190	60,103	50,858	43,955	40,205
Sales, marketing and business development	33,027	28,845	27,539	24,564	24,394
General and administrative	34,635	29,913	25,818	22,984	22,940
Amortization of intangible assets	5,563	9,966	10,478	10,032	9,554
Restructuring and related charges	16,427	—	—	7,500	—
Other (income)/expense	(3,409)	(507)	(2,391)	(845)	(342)
Total operating expenses	342,816	301,306	284,567	284,946	264,355
Operating income	7,262	24,712	31,663	31,656	24,756
Non operating expenses/(income):					
Investment expense/(income)	1,500	—	(16,577)	—	(990)
Interest expense	8,587	10,433	10,474	10,487	10,727
Interest income	(5,207)	(10,069)	(7,752)	(750)	(557)
Other (income)/expense	—	—	—	—	(1,442)
Total non operating expenses/(income)	4,880	364	(13,855)	9,737	7,738
Income before income taxes	2,382	24,348	45,518	21,919	17,018
(Benefit from)/provision for income taxes	(3,415)	6,574	14,108	5,294	3,279
Net income	$ 5,797	$ 17,774	$ 31,410	$ 16,625	$ 13,739
Net (loss applicable)/income available to holders of common stock	$ (1,478)	$ 10,499	$ 24,135	$ 9,350	$ 6,464
(Loss)/earnings per common share:					
Basic	$ (0.02)	$ 0.18	$ 0.44	$ 0.19	$ 0.13
Diluted	$ (0.02)	$ 0.17	$ 0.42	$ 0.19	$ 0.13
Weighted average common shares:					
Basic	59,257	59,888	54,504	50,000	50,000
Diluted	59,575	61,069	56,855	50,000	50,000
Dividends per common share	—	—	—	—	$ 0.20

	December 31,				
	2002	2001	2000	1999	1998
	(Amounts in thousands)				
Consolidated Balance Sheet Data					
Cash and cash equivalents	$ 169,001	$ 215,023	$ 200,591	$ 39,331	$ 12,792
Working capital	203,043	233,511	248,236	82,414	84,871
Total assets	654,922	648,998	642,932	499,300	496,478
Total long-term debt and capital leases	90,887	117,735	150,215	146,080	158,000
Total liabilities	216,915	240,767	238,706	246,239	243,515
Redeemable preferred stock	169,750	162,475	155,200	147,925	140,650
Total stockholders' equity	268,257	245,756	249,026	105,136	112,313

A number of items impact the comparability of the selected consolidated financial data:

- In 2002, we implemented a plan to restructure our supply infrastructure which included our manufacturing facilities in Elkhart, Indiana and Argentina which resulted in restructuring and related charges of $16.4 million.

- In 2002, we acquired Genencor International Wisconsin, Inc. formerly known as Enzyme Bio-Systems Ltd. (EBS) for $35.8 million. We also acquired the brewing and enzyme business of Rhodia Food UK Limited for $8.9 million.

- *In 2002, our executive officers surrendered 1.4 million restricted shares with a value $10.77 per share to eliminate all stock-*related loans.

- In 2002, our first annual installment of $28.0 million on long-term debt was paid on March 30.

- In 2001, $28.0 million of long-term debt which was due March 30, 2002 was reclassified to current maturities of long-term debt.

- In 2000, we completed an initial public offering of 8.05 million shares of common stock at a price of $18.00 per share, including 7.0 million shares of common stock issued July 28, 2000 in the initial offering and 1.05 million shares of common stock issued August 25, 2000 pursuant to the exercise of the underwriters' over-allotment option. The combined net proceeds raised from the initial offering and the over-allotment option were $132.7 million.

- In 2000, we realized a gain on the sale of marketable equity securities of $16.6 million, $10.2 million tax-effected, and recognized back royalties in connection with a settlement of patent infringement claims of $3.5 million, $2.1 million tax-effected.

- In 1999, we acquired an 80% ownership interest in Genencor (Wuxi) Bio-Products Co. Ltd. We accounted for this transaction by the purchase method of accounting. As of December 31, 2002, we increased our ownership interest to 85% through contributions of cash and technology.

- In 1999, we implemented a plan to restructure our manufacturing facility in Belgium.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and notes to those statements included in Item 8 of this report.

Overview

We are a diversified biotechnology company that develops and delivers products and services to the industrial, consumer, agri-processing and health care markets. Our current revenues result primarily from the sale of enzyme products to the cleaning, grain processing and textile industries, with the remainder of our revenues from research funding, fees and royalties. We intend to apply our proven and proprietary technologies and manufacturing capabilities to expand sales in our existing markets and address new opportunities in the health care, agri-processing, industrial, and consumer markets. We have formed, and plan to continue to form, strategic alliances with market leaders to collaborate with us to develop and launch products.

We manufacture our products at our eight manufacturing facilities which are located in the United States, Finland, Belgium, China and Argentina. We conduct our sales and marketing activities through our direct sales organizations in the United States, the Netherlands, Singapore, Japan, China and Argentina and through distributors in selected markets and geographies. In 2002, 2001, and 2000 we derived approximately 50% of our revenues from our foreign operations.

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparation of those financial statements, we apply various accounting policies. We also make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Although our accounting policies and certain estimates and assumptions are disclosed within the notes to our consolidated financial statements, the following is a discussion of the accounting policies, estimates and assumptions we believe are most critical.

Principles of Consolidation

Our consolidated financial statements include the accounts of all majority-owned subsidiaries. Investments in affiliates in which we have the ability to exercise significant influence, but not control, are accounted for by the equity method, which means that our investment in those entities is adjusted at each balance sheet date to reflect capital contributions made, dividends received and our respective share of such affiliate's earnings or losses. All other investments in affiliates, which are not material to our financial statements, are carried at cost. In the normal course of business, we engage in transactions among our affiliated entities. These intercompany transactions are eliminated in our consolidated financial statements. All of our investments are in operating or corporate holding companies, some of which may qualify under the definition of variable interest entities as defined in Financial Accounting Standards Board Interpretation No. 46 "Consolidation of Variable Interest Entities." While we have no material investments in variable interest entities, all such investments have been appropriately reflected in the consolidated financial statements or otherwise disclosed in the notes thereto.

Revenue Recognition

Our revenue recognition policies comply with the guidance contained in the provisions of SEC Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements." Our revenues consist of product revenues and fees and royalty revenues. Fees and royalty revenues consist primarily of funded research, technology and license fees and royalties. Our revenues are heavily influenced by business with our major customers. Please refer to the discussion of major customers included in Item 1 of this report.

Product Revenue

Revenue from product sales is recognized upon shipment to customers. We group our existing products into three general categories: enzymes that break down protein, enzymes that break down starch and enzymes that break down cellulose.

Funded Research

Research funding revenues result from collaborative agreements with various parties, including the U.S. Government, whereby we perform research activities and receive revenues that partially reimburse expenses incurred. Under such agreements we retain a proprietary interest in the products and technology developed. These expense reimbursements primarily consist of direct expense sharing arrangements and milestone payments. Revenues related to expense sharing arrangements are recorded as the underlying expenses are incurred. Milestone payments are contingent upon successful completion of research activities and are recognized upon satisfaction of those contingencies. Upfront research funding payments are recognized as revenues on a straight-line basis over the term of the underlying research agreement. Our funded research revenues are fully dependent upon our progress on the underlying collaborative research projects and can vary from period to period.

Technology and License Fees

Fees from the sale of technology are recognized upon completion of the required technology transfer and substantial satisfaction of any performance related responsibilities. License fees are recognized on a straight-line basis over the term defined in the license agreement. In the event there is no defined term, such as with permanent licenses, license fees are recognized upon substantial satisfaction of any performance related responsibilities. Our technology and license fees can vary from period to period as a result of the number and timing of such transactions.

Royalty Revenue

Royalty revenue is recognized in accordance with the underlying contract terms.

Research and Development

We expense research and development costs as incurred. Research and development expenses include, but are not limited to, expenses for services rendered related to our funded research activities. Accordingly, in the event our funded research revenues fluctuate from period to period, the related research and development expenses may also fluctuate.

Investments In Equity Securities

We hold minority interests in equity securities of certain publicly traded and privately held companies having operations or technology within our strategic area of focus. While we are selective in making such investments, once we have obtained the securities, we are at risk for fluctuations in their fair market value. If these securities experience declines in value which we consider to be other-than-temporary, we will record an impairment charge to the extent of that decline in value. Poor operating results experienced by these entities or adverse changes in market conditions in the future may cause losses or an inability to recover our carrying value of these investments. In 2002, we recorded an investment loss of $1.5 million as a result of such circumstances.

Long-Lived Assets

Our long-lived assets consist primarily of property, plant and equipment, goodwill, and other intangible assets. Other intangible assets primarily include patents, licenses, technology, and customer lists. Investments in long-lived assets are initially recorded at acquisition cost. We recognize depreciation on all property, plant and equipment, except land, using the straight-line method over the estimated useful lives of the assets, which range from 3-40 years. We also amortize our other intangible assets, except technology, on a straight-line basis over estimated lives of 4-20 years. Land, goodwill and technology are considered to have indefinite useful lives and are therefore not subject to depreciation or amortization. At least annually, we evaluate whether the remaining useful lives of our depreciable and amortizable assets are appropriate. Changes in these useful lives can result in either increases or decreases in the amount of depreciation and amortization expense recorded in our statement of operations, reflecting shorter or longer lives, respectively.

In addition, we regularly assess all of our long-lived assets for impairment when events or circumstances indicate their carrying amounts may not be recoverable. This is accomplished by comparing the expected undiscounted future cash flows of the assets with the respective carrying amount as of the date of assessment. Should aggregate future cash flows be less than the carrying value, a write-down would be required, measured as the difference between the carrying value and the fair value of the asset. Fair value is estimated either through independent valuation or as the present value of expected discounted future cash flows. If the expected undiscounted future cash flows exceed the respective carrying amount as of the date of assessment, no impairment is recognized.

Our judgments related to the expected useful lives of long-lived assets and the ability of the Company to realize undiscounted cash flows in excess of the carrying amounts of such assets are affected by factors such as the ongoing maintenance and improvements of the assets, changes in economic conditions and changes in operating performance. While we believe the long-lived asset amounts recorded in our balance sheet are properly stated as of December 31, 2002, as we make future assessments of the ongoing expected cash flows and carrying amounts of our long-lived assets, these factors could cause us to realize material impairment charges. During 2002, we recognized an impairment charge of $9.5 million for certain assets in connection with our restructuring activities. Please refer to the discussion under the subheading "Restructuring Activities" included later in this section.

Defined Benefit Pension and Post-Retirement Plans

As part of our overall employee benefits program, we have defined benefit pension plans and a defined benefit postretirement plan. The assets, liabilities and related expense of these plans are determined on an actuarial basis and are affected by the estimated market-related value of plan assets, estimates of the expected return on plan assets, discount rates, rates of increase of health care costs, rates of future compensation increases and other assumptions inherent in these valuations. Our actuarial consultants also use subjective factors such as withdrawal and mortality rates. The actuarial assumptions used may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants. We annually review the assumptions underlying the actuarial calculations and makes changes to these assumptions as necessary.

Stock-Based Compensation

The Genencor International, Inc. 2002 Omnibus Incentive Plan (the OI Plan) became effective on May 30, 2002 upon approval by the stockholders at our Annual Meeting of Stockholders. Employees, outside directors, consultants, advisors and independent contractors retained by the Company are eligible to participate in the OI Plan. The Plan allows for the grant, at not less than 100% of the estimated market value as of the date of grant, of non-qualified and incentive stock options to purchase the Company's common stock and stock appreciation rights (SARs), based on the underlying value of the Company's common stock. The OI Plan also allows for the grant of restricted and unrestricted stock awards, performance shares (stock or stock-based awards contingent upon attaining performance objectives) or performance units (units valued by reference to chosen criteria). Under the terms of the OI Plan, the Company has the ability to grant awards representing up to 6.8 million shares of common stock. In addition, any shares remaining, or shares that become available under the predecessor plan will be available for grant of awards under the OI Plan. Generally, stock options and SARs vest and become exercisable, and the restrictions, if any, on stock awards shall expire, ratably over a three-year period and expire 10 years from their grant date.

We use the intrinsic value method to account for stock-based employee compensation in accordance with Accounting Principles Board (APB) Opinion No. 25 " Accounting for Stock Issued to Employees" and have no current plans to convert to the fair value method. Under the intrinsic value method, no compensation expense is recorded for grants of stock-based awards when the grants have an exercise price equal to the fair market value of our common stock at the date of grant. Should the exercise price be below the fair market value on the date of grant, we record this difference as a component of stockholders' equity and amortize it as a charge to operations over the vesting period of the stock-based award. For more information regarding our stock-based awards, including pro forma disclosures of compensation expense had we employed the fair value method under SFAS No. 123 "Accounting for Stock-Based Compensation," please refer to Note 11 – Employee Benefit Plans included within Item 8 of this report.

Income Taxes

The (benefit from)/provision for income taxes included within our statement of operations is based upon pretax financial accounting income/(loss) and is calculated using the liability method. Deferred tax assets and liabilities are determined based on differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Significant estimates are required in determining our (benefit from)/provision for income taxes. Various internal and external factors may have favorable or unfavorable effects on our future consolidated effective tax rate. These factors include, but are not limited to, changes in tax laws, regulations and/or rates, changing interpretations of existing laws or regulations, future acquisitions or mergers, future levels of research and development spending, future levels of capital expenditures, and changes in overall levels of pretax earnings. Furthermore, we operate within multiple taxing jurisdictions and are subject to audit by regulatory authorities in these jurisdictions. These tax audits can involve complex issues, which may require an extended period of time to resolve. We believe that we have appropriately calculated our (benefit from)/provision for income taxes in light of these uncertainties.

Summary of Results

In 2002, we reported a net loss applicable to common stockholders of $1.5 million, or a loss of $0.02 per diluted share, compared to net income available to common stockholders of $10.5 million, or $0.17 per diluted share for 2001. During the year ended December 31, 2002, we recorded restructuring and related charges of $16.4 million, or $10.3 million on an after-tax basis. Before these charges, we would have reported net income available to common stockholders of $8.9 million, or $0.15 per diluted share for the year ended December 31, 2002.

Results of Operations

Comparison of the Years Ended December 31, 2002 and 2001

Revenues. Total revenues for the year ended December 31, 2002 increased $24.1 million, or 7%, to $350.1 million from the year ended December 31, 2001, due to an increase in product revenues and fees and royalty revenues.

Product Revenues. Product revenues for the year ended December 31, 2002 increased $18.2 million, or 6%, to $329.3 million from the year ended December 31, 2001. Without the impact of foreign currency translation, primarily the Euro and the Argentine Peso against the U.S. Dollar, product revenues in 2002 would have increased to $330.7 million. In 2002, unit volume/mix grew 8%, while average prices fell 2%. Volume/mix increased primarily due to increased textile sales and increased sales volume to our grain processing markets, including fuel ethanol.

Regionally, North American product revenues for the year ended December 31, 2002 increased $9.3 million, or 6%, to $156.7 million from the year ended December 31, 2001, driven primarily by increased sales to our grain processing markets, partially offset by decreased sales to a major customer. Product revenues in Europe, Africa and the Middle East for the year ended December 31, 2002 increased $9.6 million, or 9%, to $118.1 million from the year ended December 31, 2001, driven primarily by increased sales to a major customer and increased sales to our grain processing markets, partially offset by decreased sales to our cleaning and fabric care markets. Our product revenues for the year ended December 31, 2002 in Latin America declined $6.1 million, or 32%, to $12.9 million from the year ended December 31, 2001, due primarily to decreased sales to our cleaning and fabric care markets, partially offset by increased sales to a major customer and increased sales to our grain processing markets. Product revenues in the Asia Pacific region for the year ended December 31, 2002 increased $5.4 million, or 15%, to $41.6 million from the year ended December 31, 2001, driven primarily by increased sales to our grain processing markets and increased sales to our textile markets.

Fees and Royalty Revenues. Fees and royalty revenues increased $5.8 million, or 39%, to $20.7 million for the year ended December 31, 2002 from the year ended December 31, 2001.

Funded research revenues for the year ended December 31, 2002 increased $7.3 million, or 60%, to $19.5 million from the year ended December 31, 2001. Revenues generated by research funding result from collaborative agreements with various parties, including the U.S. Government, whereby we perform research activities and receive revenues that partially reimburse us for expenses incurred. Under such agreements, we retain a proprietary interest in the products and technology developed. Our funded research revenues of $3.7 million for the year ended December 31, 2002, as it relates to U.S. Government collaborations did not change from the year ended December 31, 2001. Funded research revenues provided by customers increased $7.3 million, or 86%, to $15.8 million for the year ended December 31, 2002 from the year ended December 31, 2001 primarily due to an increase in strategic collaborative research and development agreements.

Royalties for the year ended December 31, 2002 increased $0.2 million, or 22%, to $1.1 million from the year ended December 31, 2001

License fees for the year ended December 31, 2002 decreased $1.7 million or 94% to $0.1 million from the year ended December 31, 2001. The 2001 fees related to the sale of rights to a third party for the use of our technology and patents to manufacture products.

Operating Expenses

Cost of Products Sold. Cost of products sold for the year ended December 31, 2002 increased $13.4 million, or 8%, to $186.4 million from the year ended December 31, 2001. Our expanded sales volume/mix increased costs $8.8 million along with the sale of higher cost inventories of approximately $11.2 million, which was offset by the impact of the stronger U.S. dollar against foreign currencies of $6.6 million.

Gross Profit and Margins from Products Sold. Gross profit from products sold increased $4.8 million, or 3%, to $142.9 million for the year ended December 31, 2002 from the year ended December 31, 2001. This overall increase was caused by significant product revenue related factors including an 8% increase in volume/mix being processed through our plants, partially offset by an average price decline of 2%. This net increase in gross profit was also driven by a $5.2 million increase due to the impact of the weaker U.S. dollar against foreign currencies. As a result of these factors however, gross margin on product revenue decreased to 43.4% in 2002 from 44.4% in 2001, primarily driven by operating both Elkhart, Indiana and Beloit, Wisconsin facilities since the acquisition. Production ceased at our Elkhart, Indiana facility in September 2002.

Research and Development. Research and development expenses primarily consist of the personnel-related, consulting, and facilities costs incurred in connection with our research activities in Palo Alto, California, and Leiden, the Netherlands. These expenses increased $10.1 million, or 17%, to $70.2 million for the year ended December 31, 2002 from the year ended December 31, 2001 as we increased our investment in technology and product development for new markets and established additional outside collaborations to support our health care and other initiatives. As a part of total research and development expenses, estimated expenses related to research collaborations partially funded by customers increased approximately $4.0 million, or 35%, to $15.4 million for the year ended December 31, 2002 from the year ended December 31, 2001.

Sales, Marketing and Business Development. Sales, marketing and business development expenses primarily consist of the personnel-related and marketing costs incurred by our global sales force. These expenses increased $4.2 million, or 15%, to $33.0 million for the year ended December 31, 2002 from the year ended December 31, 2001, due primarily to increased personnel-related costs, including salaries, benefits, commissions and travel expenses, of $3.3 million, incentive compensation costs of $0.8 million, employee programs of $0.3 million, partially offset by a decrease in outside services of $0.3 million.

General and Administrative. General and administrative expenses include the costs of our corporate executive, finance, information technology, legal, human resources, and communications functions. In total, these expenses increased $4.7 million, or 16%, to $34.6 million for the year ended December 31, 2002 from the year ended December 31, 2001 due primarily to increased personnel-related costs, including salaries, benefits, and travel expenses of $1.5 million, outside services of $3.0 million, and incentive compensation costs of $0.5 million partially offset by a decrease in employee programs and other miscellaneous expenses.

Amortization of Intangible Assets. We amortize our definite-lived intangible assets, consisting of patents, licenses and other contractual agreements, on a straight-line basis over their estimated useful lives. Amortization expense decreased $4.4 million, or 44%, to $5.6 million for the year ended December 31, 2002 from the year ended December 31, 2001 due primarily to the implementation of SFAS No. 142, "Goodwill and Other Intangible Assets."

Other Expense and Income. Other expense and income relates primarily to foreign currency exchange gains and losses on transactions denominated in other than the functional currency of the entity in which the transaction occurred. Other income for the year ended December 31, 2002 increased $2.9 million to $3.4 million from the year ended December 31, 2001 due primarily to an increase in foreign currency transaction gains.

Deferred Compensation. We measure deferred compensation for options granted to employees as the difference between the grant price and the estimated fair value of our common stock on the date we granted the options. In connection with the grant of stock options to employees during 2000, amortization of deferred compensation expense for the year ended December 31, 2002 was $3.3 million, which included the acceleration of certain amortization as discussed under the heading " Related Party Transactions," and for the year ended December 31, 2001 was $2.0 million.

On November 6, 2002, we granted 0.075 million shares of restricted common stock to our chief executive officer and president. These restricted shares were granted at estimated fair market value at the date of grant and the restrictions on the award expire three years from the date of grant. Deferred compensation expense of $0.8 million was recorded in connection with the award and was determined based on the number of granted restricted shares and the estimated fair market value on the grant date. This amount was recorded as a component of stockholders' equity and will be amortized as a charge to operations over the vesting period of the award.

During the fourth quarter of 2001, we converted previously issued stock appreciation rights (SARs) to stock options. As a result, the SARs were canceled and new stock options were granted at the exercise price and with vesting beginning as of the grant date of the previously issued SARs. For the new stock options, stock-based compensation was then calculated as the difference between the exercise price and the estimated fair value of the new stock options on the conversion date. We recognized compensation expense of $0.3 million in 2002 related to this conversion of SARs to stock options.

In total, amortization of deferred stock-based compensation expense was $3.7 million and $3.3 million in 2002 and 2001, respectively, and was reported in our Consolidated Statement of Operations as follows (in millions):

	2002	2001
Cost of products sold	$ 0.4	$ 0.3
Research and development	0.7	1.0
Sales, marketing and business development	1.3	1.1
General and administrative	1.3	0.9
Total amortization of deferred compensation expense	$ 3.7	$ 3.3

Non Operating Expense and Income

Investment Expense/Income. Investment loss was $1.5 million for the year ended December 31, 2002, resulting from an impairment loss recorded on certain preferred stock. There was no such investment income or loss in the year ended December 31, 2001.

Interest Income. Interest income decreased $4.9 million, or 49%, to $5.2 million for the year ended December 31, 2002 from the year ended December 31, 2001 due mainly to lower cash balances and lower interest rates.

Income Taxes. The effective income tax rate for the year ended December 31, 2002 was a 143% tax benefit, compared to a 27% tax expense for the year ended December 31, 2001. The effective rate for the year ended December 31, 2002 was driven by anticipated tax benefits from operating losses in high tax jurisdictions, partially offset by taxes on operating income generated in low tax jurisdictions. Factors that affect our estimated annual effective income tax rate include increased research and development expenditures in the United States, the statutory income tax rates in foreign jurisdictions, amortization of certain intangible assets, other operating expense increases, other items which are not deductible for tax purposes, and research and development tax credits. The rate also included the effect of the restructuring and related charges. The tax benefit related to these restructuring and related charges is approximately $6.1 million for the year ended December 31, 2002. During the year ended December 31, 2002 and 2001, we were subject to a tax ruling in the Netherlands that reduces the local effective income tax rate from 35.0% to 17.5%. This ruling will expire in 2005.

Comparison of the Years Ended December 31, 2001 and 2000

Revenues. Total revenues for the year ended December 31, 2001 increased $9.8 million, or 3%, to $326.0 million from the year ended December 31, 2000, primarily due to an increase in product revenues.

Product Revenues. Product revenues for the year ended December 31, 2001 increased $10.1 million, or 3%, to $311.1 million from the year ended December 31, 2000. Without the impact of the stronger U.S. dollar against foreign currencies, primarily the Euro, product revenues in 2001 would have increased by approximately 5%, to $314.5 million. In 2001, unit volume/mix grew 8%, while average prices fell 3%. Volume increased primarily due to increased protease enzyme sales to a major customer and increased sales volume with our grain processing markets.

Regionally, North American product revenues for the year ended December 31, 2001 increased $2.4 million, or 2%, to $147.4 million from the year ended December 31, 2000 driven primarily by increased protease enzyme sales and increased sales to our grain processing markets, partially offset by decreased sales to cleaning and fabric care markets. Product revenues in Europe, Africa and the Middle East for the year ended December 31, 2001 increased $8.0 million, or 8%, to $108.5 million from the year ended December 31, 2000 driven primarily by increased protease enzyme sales and increased sales to our grain processing markets, partially offset by decreased sales to cleaning and fabric care markets. Our product revenues for the year ended December 31, 2001 in Latin America declined $1.7 million, or 8%, to $19.0 million from the year ended December 31, 2000 due primarily to decreased sales to our cleaning and fabric care markets, partially offset by increased protease enzyme sales and increased sales to our grain processing markets. Product revenues in the Asia Pacific region for the year ended December 31, 2001 increased $1.3 million, or 4%, to $36.2 million from the year ended December 31, 2000 driven primarily by increased protease enzyme sales and increased sales to our cleaning and fabric care markets, partially offset by decreased sales to textile and grain processing markets.

Fees and Royalty Revenues. Fees and royalty revenues decreased $0.4 million, or 3%, to $14.9 million for the year ended December 31, 2001 from the year ended December 31, 2000.

Funded research revenues for the year ended December 31, 2001 increased $1.4 million, or 13%, to $12.2 million from the year ended December 31, 2000. Revenues generated by research funding result from collaborative agreements with various parties, including the U.S. Government, whereby we perform research activities and receive revenues that partially reimburse us for expenses incurred. Under such agreements, we retain a proprietary interest in the products and technology developed. Our funded research revenue, as it relates to U.S. Government collaborations, decreased $1.5 million, or 29%, to $3.7 million for the year ended December 31, 2001 from the year ended December 31, 2000 primarily due to the completion of a program with the Advanced Technology Program/National Institute of Standards and Technology to develop ascorbic acid technology. Funded research revenues provided by customers increased $2.9 million, or 52%, to $8.5 million for the year ended December 31, 2001 from the year ended December 31, 2000 primarily due to an increase in strategic collaborative research and development agreements.

Royalties for the year ended December 31, 2001 decreased $3.5 million, or 80%, to $0.9 million from the year ended December 31, 2000 due primarily to one-time royalties of $3.5 million received during the year 2000 as a result of the successful resolution of a patent infringement issue with a customer. These one-time royalties pertained to previous sales, using patented technology, made by the customer to third parties. The related intellectual property agreement provides for future royalties, of which $0.8 million and $0.7 million were received during 2001 and 2000, respectively.

License fees for the year ended December 31, 2001 were $1.8 million. There were no license fees for the year ended December 31, 2000. These fees relate to the sale of rights to a third party for the use of our technology and patents to manufacture products.

Operating Expenses

Cost of Products Sold. Cost of products sold for the year ended December 31, 2001 increased $0.7 million, to $173.0 million from the year ended December 31, 2000. Our expanded sales volume/mix increased costs $4.7 million, which was offset by reductions due to the impact of the stronger U.S. dollar against foreign currencies of $1.9 million and the sale of lower cost inventories of approximately $2.1 million.

Gross Profit and Margins from Products Sold. Gross profit from products sold increased $9.4 million, or 7%, to $138.1 million for the year ended December 31, 2001 from the year ended December 31, 2000. This overall increase was caused by significant product revenue related factors including an 8% increase in volume/mix being processed through our plants, partially offset by an average price decline of 3%. This net increase in gross profit was partially offset by a $1.5 million decrease due to the impact of the stronger U.S. dollar against foreign currencies, primarily the Euro. As a result of these factors, gross margin on product revenue increased to 44.4% in 2001 from 42.8% in 2000.

Research and Development. These expenses increased $9.2 million, or 18%, to $60.1 million for the year ended December 31, 2001 from the year ended December 31, 2000 as we increased our investment in technology and product development for new markets hired additional internal staff, and established additional outside collaborations to support our health care and other initiatives. As a part of total research and development expenses, estimated expenses related to research collaborations partially funded by customers decreased approximately $1.8 million, or 14%, to $11.4 million for the year ended December 31, 2001 from the year ended December 31, 2000.

Sales, Marketing and Business Development. Sales, marketing and business development expenses primarily consist of the personnel-related and marketing costs incurred by our global sales force. These expenses increased $1.3 million, or 5%, to $28.8 million for the year ended December 31, 2001 from the year ended December 31, 2000, due primarily to increased personnel-related costs, including salaries, benefits, commissions and travel expenses, of $2.5 million, partially offset by decreases in consulting and outside services of $0.4 million and incentive compensation of $0.4 million.

General and Administrative. These expenses increased $4.1 million, or 16%, to $29.9 million for the year ended December 31, 2001 from the year ended December 31, 2000 due primarily to increased personnel-related costs, including salaries, benefits, employee programs and travel expenses of $3.6 million and public relation costs of $0.5 million.

Amortization of Intangible Assets. Amortization expense decreased $0.5 million, or 5%, to $10.0 million for the year ended December 31, 2001 from the year ended December 31, 2000 due primarily to the 2000 release of an income tax valuation allowance that was relocated to reduce goodwill.

Other Expense and Income. Other income decreased $1.9 million, or 79%, to $0.5 million for the year ended December 31, 2001 from the year ended December 31, 2000 due primarily to a decrease in foreign currency transaction gains.

Deferred Compensation. We measure deferred compensation for options granted to employees as the difference between the grant price and the estimated fair value of our common stock on the date we granted the options. In connection with the grant of stock options to employees during 2000, we recorded deferred compensation expense of approximately $7.1 million. We recorded this amount as a component of stockholders' equity and will amortize it as a charge to operations over the vesting period of the options.

During the fourth quarter of 2001, we converted previously issued SARs to stock options. As a result, the SARs were canceled and new stock options were granted at the exercise price and with vesting beginning as of the grant date of the previously issued SARs. For the new stock options, stock-based compensation was then calculated as the difference between the exercise price and the estimated fair value of the new stock options on the conversion date. For the vested portion of the stock options, we recognized compensation expense of $0.7 million in 2001. For the unvested portion, deferred stock-based compensation expense of $0.3 million was recorded in a separate component of stockholders' equity and will be amortized as a charge to operations over the remaining vesting period of the options.

In total, including the 2001 SARs conversion, amortization of deferred stock-based compensation expense was $3.3 million and $1.6 million in 2001 and 2000, respectively, and was reported in our Consolidated Statement of Operations as follows (in millions):

	2001	2000
Cost of products sold	$ 0.3	$ 0.1
Research and development	1.0	0.3
Sales, marketing and business development	1.1	0.6
General and administrative	0.9	0.6
Total amortization of deferred compensation expense	$ 3.3	$ 1.6

Non Operating Expense and Income

Investment Income. Investment income represents gains from the sale of marketable equity securities. During 2000, we realized a $16.6 million gain on the sale of marketable equity securities. There were no sales of marketable equity securities during the year ended December 31, 2001.

Interest Income. Interest income increased $2.3 million, or 29%, to $10.1 million for the year ended December 31, 2001 from the year ended December 31, 2000 due mainly to earnings on proceeds from our initial public offering, partially offset by lower interest rates.

Income Taxes. Several factors affected our effective income tax rate for the year ended December 31, 2001, including the statutory income tax rate in foreign jurisdictions, amortization of intangible assets and other items that are not deductible for tax purposes, and research and experimentation tax credits. The effective income tax rate for the year ended December 31, 2001 was 27% compared with 31% for the year ended December 31, 2000. The effective rate for the year ended December 31, 2000 included the effect of two one-time events. During the year ended December 31, 2000, we realized $16.6 million of pre-tax gains from the sale of marketable equity securities and a $3.5 million pre-tax gain from the settlement of certain patent infringement issues, both in the United States and tax effected at a marginal rate of 38.6%. During both periods we were subject to a tax ruling in the Netherlands that reduces the local effective income tax rate from 35.0% to 17.5%. This ruling will expire in 2005.

Acquisition

On December 31, 2002, we acquired the brewing and enzyme business of Rhodia Food UK Limited for a total cash purchase price of $8.9 million. The acquisition includes technology, product lines and personnel, and expands our bioproducts portfolio and technical service capabilities in the food, feed and specialty enzyme market sector. No facilities were included in the transaction. The acquisition has been accounted for under the purchase method in accordance with SFAS No. 141, "Business Combinations." The results of operations of the acquired business will be consolidated with our results of operations beginning January 1, 2003. We are continuing to evaluate the allocation of the purchase price for the acquisition, including the segregation of separately identifiable intangible assets. We anticipate that this process will be completed prior to June 30, 2003. According to our preliminary allocation of the purchase price, the net assets acquired consist of the following as December 31, 2002 (in millions):

Intangible assets	$ 8.9

During February 2002, we acquired Enzyme Bio-Systems Ltd. (EBS), now known as Genencor International Wisconsin, from Corn Products International, Inc. for a total cash purchase price of $35.8 million and the assumption of $1.0 million in debt. As part of this transaction, we entered into a seven-year supply agreement for a majority of Corn Products International, Inc.'s North American enzyme requirements. The acquisition has been accounted for under the purchase method in accordance with SFAS No. 141, "Business Combinations." The acquired entity's results of operations have been consolidated with our results of operations since the acquisition date. Our purchase price allocation of the net assets acquired consists of the following as of December 31, 2002 (in millions):

Working capital	$ 3.9
Property, plant and equipment	21.1
Intangible assets	1.7
Goodwill	9.8
Long-term liabilities	(0.7)
	$ 35.8

Included in working capital acquired is a provision to restructure the entity of $1.1 million, which primarily consists of the employee-related costs to eliminate 22 positions. All affected employees were notified immediately of the restructuring plan. As of December 31, 2002, all costs had been charged to this restructuring provision and all 22 employees had terminated their employment with us.

Restructuring Activities

During February 2002, as a result of the acquisition of EBS and general economic conditions in Latin America, including the devaluation of the Argentine peso, we engaged in a plan to restructure our overall supply infrastructure by ceasing operations at our Elkhart, Indiana plant and downsizing our Argentine facilities. There were 119 positions to be eliminated as a result of this restructuring. All affected employees were notified immediately of the restructuring plan. As of December 31, 2002, all 119 employees had terminated their employment with us.

As a result of the plan, restructuring and related charges of $16.4 million were recorded in our operating earnings in the year ended December 31, 2002. These charges were primarily driven by employee severance and related costs of approximately $3.8 million, costs to dismantle portions of the restructured facilities of $1.0 million, costs to terminate long-term utility agreements of $0.3 million, other costs totaling $0.2 million, and $9.5 million for property, plant and equipment that was deemed impaired as it would no longer be utilized by us after the restructuring. The impairment charge was determined based on remaining book value, as we believe there is no active market in which to sell the specific assets. Full implementation was completed in the fourth quarter of 2002. In addition, we recorded costs related to the restructuring, such as those related to the transition of activities between Elkhart and Beloit, of $1.6 million as incurred during the year ended December 31, 2002. At December 31, 2002, we had a remaining liability of $0.8 million related to this restructuring.

Related Party Transactions

Danisco A/S and its affiliates purchased approximately $11.0 million during 2002, $9.0 million in 2001 and $8.0 million in 2000 of products from us. We purchased products from and/or through these related parties for approximately $3.0 million in 2002 and $4.0 million in 2001and 2000. Also, we received approximately $0.4 million in fees and royalty revenues from a Danisco affiliate during 2002 and 2000, and no such fees and royalty revenues in 2001. These revenues were received under a collaboration agreement for the development and commercialization of enzymes for the animal feed market. In October 2000, we signed an exclusive agreement with Danisco A/S for the development of innovative bioingredients for the food industry. The four-year minimum term agreement provides for up to $20.0 million in funding to us. During 2002 and 2001, we received approximately $1.1 million and $1.3 million, respectively, in fees and royalty revenues under this agreement.

On April 28, 2000, we allowed our executive officers to accelerate the exercise of 1,856,500 stock options granted under the SOAR Plan and purchase restricted shares of common stock at a price of $9.70 per share. The restricted shares were purchased through the use of notes from the executive officers that totaled $18.0 million. The vesting provisions included in the restricted common stock agreements were the same as those of the original stock options granted to the executive officers under the SOAR Plan.

On November 30, 2001, we allowed our executive officers to surrender 349,910 vested, restricted shares to us at a value of $16.09 per share, to pay principal and interest due on the notes on January 27, 2002 by each respective officer. The surrendered shares were recorded as treasury shares. The remaining principal balance of the notes receivable for restricted common stock at December 31, 2001 was $14.6 million.

On August 21, 2002, in order to eliminate all stock-related loans, our executive officers surrendered approximately 1.4 million restricted shares to us at a value of $10.77 per share, to make full payment of the outstanding principal of $14.6 million and accrued interest of $0.6 million on their obligations under notes issued in connection with their purchase of restricted common stock at $9.70 per share in April 2000. Also included in the value of the surrendered shares was a cash payment to cover an estimated $0.2 million of net capital gain tax incurred by the executive officers. The surrendered shares were recorded as treasury shares.

In connection with this transaction, we accelerated the vesting of approximately 0.6 million restricted shares. Accordingly, we incurred incremental compensation expense of $0.5 million in 2002. In addition, we accelerated the recognition of previously deferred compensation charges, of which $0.4 million would otherwise have been recognized in the first half of 2003.

We also granted the executive officers 1.8 million stock options at $10.77 per share under our 2002 Omnibus Incentive Plan approved by stockholders on May 30, 2002, of which 0.6 million were fully vested upon issuance.

Liquidity and Capital Resources

Our funding needs consist primarily of capital expenditures, research and development activities, sales and marketing expenses, and expenses for general corporate purposes. We have financed our operations primarily through cash from the sale of products, the sale of stock, research and development funding from partners, government grants, and short-term and long-term borrowings.

During the third quarter of 2000, we completed an initial public offering of 8,050,000 shares of common stock at $18.00 per share. This included 7,000,000 shares of common stock issued July 28, 2000 in the initial offering and 1,050,000 shares of common stock issued August 25, 2000 pursuant to the underwriters' exercise of the over-allotment option. The combined net proceeds from the initial offering and the over-allotment option exercise were approximately $132.7 million. We have used and expect to continue using the net proceeds from the offering for research and development activities, capital expenditures, financing possible acquisitions, working capital and other general corporate purposes.

We believe that our current cash and cash equivalent balances plus funds to be provided from our current year operating activities, together with those available under our line of credit, will satisfy our funding needs for at least the next twelve months. Factors that could negatively impact our cash position include, but are not limited to, future levels of product, fees and royalty revenues, expense levels, capital expenditures, acquisitions, and foreign currency exchange rate fluctuations.

As of December 31, 2002, cash and cash equivalents totaled $169.0 million. The funds were invested primarily in short-term instruments, including A1-P1 rated commercial paper, institutional money market funds, auction rate preferred securities and bank deposits.

Cash provided by operations was $38.5 million, $51.1 million and $47.3 million for the years ended December 31, 2002, 2001, and 2000, respectively. The decrease of $12.6 million for the year ended December 31, 2002 from the year ended December 31, 2001, and the increase of $3.8 million for the year ended December 31, 2001 from the year ended December 31, 2000, were generated principally by operating earnings, net of non-cash items such as depreciation and amortization, and changes in operating assets and liabilities.

Cash used in investing activities was $68.5 million, $33.8 million, and $9.0 million for the years ended December 31, 2002, 2001, and 2000, respectively. Spending in each of these years was driven by capital expenditures, which totaled $19.6 million, $24.7 million and $25.6 million for the years ended December 31, 2002, 2001, and 2000, respectively. A significant portion of this spending included process improvement projects at our manufacturing and research and development facilities and information technology enhancements. We also began construction of a facility for the clinical-scale manufacture of human therapeutic proteins in Rochester, New York during 2002. Capital projects in process at December 31, 2002 relate primarily to further manufacturing process improvements and information technology system enhancements, as well as the construction of the human therapeutic proteins manufacturing facility.

Cash used in investing activities increased $34.7 million for the year ended December 31, 2002 from the year ended December 31, 2001. This was driven primarily by the 2002 acquisitions of EBS and the brewing and enzyme business of Rhodia Food UK Limited totaling $44.7 million offset by the decrease in capital expenditures coupled with the 2001 purchase of intangible assets of $4.1 million. Cash used in investing activities increased $24.8 million for the year ended December 31, 2001 from the year ended December 31, 2000. This was driven primarily by the 2001 purchases of intangible assets of $4.1 million and marketable equity securities of $5.1 million, coupled with the proceeds from the sale of marketable equity securities of $17.6 million in 2000.

Cash used in financing activities increased $26.7 million for the year ended December 31, 2002 from the year ended December 31, 2001. This increase was primarily a result of our payment of the first installment of $28.0 million on our senior debt made March 30, 2002, partially offset by the cash provided by our Employee Stock Purchase Plan of $1.5 million. Cash provided by financing activities was $123.7 million for the year ended December 31, 2000, which resulted primarily from the initial public offering of our common stock of $132.7 million, partially offset by the payment of a long-term note of $10.0 million to Gist-Brocades (G-b) related to the 1995 acquisition of the G-b industrial enzyme business. No dividends were paid to common stockholders during 2002, 2001, and 2000. While we are permitted to pay dividends, we currently intend to retain future earnings to finance the expansion of our business. Any future determination to pay cash dividends to our common stockholders will be at the discretion of our board of directors and will depend upon our financial condition, results of operations, capital requirements, general business conditions and other factors that the board of directors may deem relevant, including covenants in our debt instruments that may limit our ability to declare and pay cash dividends on our capital stock. Covenants in our senior note agreement restrict the payment of dividends or other distributions in cash or other property to the extent the payment puts us in default of these covenants. Such covenants include, but are not limited to, maintaining a debt to total capitalization of no greater than 55% and a maximum ratio of debt to earnings before interest, taxes, depreciation and amortization (EBITDA) of 3.5:1.

At December 31, 2002, we had a $40.0 million revolving credit facility with a syndicate of banks, which is available for general corporate purposes. The facility, which consists of a credit agreement, makes available to the Company $40.0 million of committed borrowings, which expires on January 31, 2004. The facility carries fees of 0.35% on the amount of unborrowed principal under the agreement. As of December 31, 2002, there were no borrowings under the facility.

Our long-term debt consists primarily of the 6.82% senior notes issued in 1996 to certain institutional investors. The remaining principal amount of these notes is $112.0 million. Annual installment payments of $28.0 million commenced on March 30, 2002. We are currently in compliance with all of the material financial covenants included in the senior note agreement.

New Accounting Standards

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 142, "Goodwill and Other Intangible Assets." We adopted this statement as of January 1, 2002. This statement requires the recognition of separately identifiable intangible assets. Furthermore, it establishes amortization requirements based upon the ability of the intangible assets to provide cash flows. For those intangible assets with readily identifiable useful lives, amortization will be recorded in the statement of operations over such lives. Intangible assets, such as goodwill, which have indefinite lives, will not result in periodic amortization, but must be tested at least annually for impairment.

With the adoption of SFAS No. 142, we reassessed the useful lives and residual values of all acquired intangible assets to make any necessary amortization period adjustments. Based on that assessment, goodwill and certain previously acquired technology were determined to have indefinite useful lives. Also, there were no adjustments made to the amortization periods or residual values of other intangible assets. Accordingly, certain reclassifications were made to previously issued financial statements to conform to the presentation required by SFAS No. 142. We completed the first step of the transitional goodwill and indefinite-lived intangible impairment tests and have determined that no potential impairment exists. As a result, we recognized no transitional impairment loss in fiscal 2002 in connection with the adoption of SFAS No. 142.

In June 2001, the Financial Accounting Standards Board issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires that obligations associated with the retirement of a tangible long-lived asset be recorded as a liability when those obligations are incurred, with the amount of the liability initially measured at fair value. Upon initially recognizing a liability for an asset retirement obligation, an entity must capitalize the cost by recognizing an increase in the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. The provisions of SFAS No. 143 will be required to be adopted by us in fiscal 2003. The Company does not expect the adoption of SFAS No. 143 to have a material impact on our financial position or our results of operations.

In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supersedes SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 144 addresses the accounting for long-lived assets to be disposed of by sale and resulting implementation issues. This statement requires the measurement of long-lived assets at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. This statement is effective for financial statements issued for fiscal years beginning after December 15, 2001. We adopted SFAS No. 144 as of January 1, 2002. There was no financial statement impact as a result of the adoption. We will apply its provisions to future impairments or disposals of long-lived assets as they occur.

In April 2002, the Financial Accounting Standards Board issued SFAS No. 145, which rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers" and SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements" and amends SFAS No. 13, "Accounting for Leases." This statement updates, clarifies and simplifies existing accounting pronouncements. As a result of rescinding SFAS No. 4 and SFAS No. 64, the criteria in Accounting Principles Board Opinion No. 30 will be used to classify gains and losses from extinguishment of debt. This statement is effective for financial statements issued for fiscal years beginning after May 15, 2002. We believe the adoption of SFAS No. 145 will not have a material impact on our financial position or our results of operations.

In June 2002, the Financial Accounting Standards Board issued SFAS No. 146, "Accounting for Exit or Disposal Activities." SFAS No. 146 addresses significant issues regarding the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for pursuant to the guidance that the Emerging Issues Task Force (EITF) has set forth in EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The scope of SFAS No. 146 also includes costs related to terminating a contract that is not a capital lease and certain termination benefits provided to employees under the terms of one-time benefit arrangements. SFAS No. 146 will be effective for exit or disposal activities that are initiated after December 31, 2002.

In November 2002, the Financial Accounting Standards Board issued Interpretation (FIN) No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Others Indebtedness." This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This Interpretation also incorporates, without change, the guidance in FASB Interpretation No. 34, "Disclosure of Indirect Guarantees of Indebtedness of Others." The initial recognition and measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements in this Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. We believe that the adoption of FIN 45 will not have a material impact on our financial position or our results of operations.

In December 2002, the Financial Accounting Standards Board issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure-an amendment of FASB Statement No. 123." This statement amends FSAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 does not permit the use of the original SFAS No. 123 prospective method of transition for changes to the fair value based method made in fiscal years after December 15, 2003. We currently apply the intrinsic value method and have no plans to convert to the fair value method.

In December 2002, the Financial Accounting Standards Board issued Interpretation No. 46 "Consolidation of Variable Interest Entities." This interpretation requires companies to reevaluate their accounting for certain investments in variable interest entities. A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. A variable interest entity often holds financial assets, including loans or receivables, real estate or other property. A variable interest entity may be essentially passive or it may engage in research and development or other activities on behalf of another company. Variable interest entities are to be consolidated if the company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. We have no material investments in variable interest entities, all such investments have been appropriately reflected in the consolidated financial statements or otherwise disclosed in the notes thereto.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Foreign currency risk and interest rate risk are the primary sources of our market risk. To date foreign operations, mainly denominated in Euros, accounted for approximately 50% of our 2002 revenues. We believe that we partially mitigate this risk by locating our manufacturing facilities so that the costs are denominated in the same currency as our product revenues. We may manage the foreign currency exposures that remain through the use of foreign currency forward contracts, currency options and off-setting currency loans where deemed appropriate. We do not use these instruments for speculative purposes. At December 31, 2002, there were no forward contracts or option contracts outstanding. We recorded $0.2 million in foreign currency gains related to forward contracts in the statement of operations for the year ended December 31, 2002.

As of December 31, 2002, cash and cash equivalents totaled $169.0 million. Of this amount, $44.6 million was denominated in Euros. The remainder or $124.4 million was primarily denominated in U.S. dollars. Other than the second installment of $28.0 million due in March 30, 2003 under our 6.82% senior notes discussed under the heading "Liquidity and Capital Resources," in Item 7 of this report, short-term debt outstanding at December 31, 2002 was not significant. To the extent U.S. dollar and Euro interest rates fluctuate either up or down, the return on the cash investments will also fluctuate. To the extent such Euro cash investments remain outstanding, we will be subject to the risks of future foreign exchange fluctuations and the impact on the translation of these cash investments into U.S. dollars.

Interest Rates

Our interest income is sensitive to changes in the general level of short-term interest rates primarily in the United States and Europe. In this regard, changes in the U.S. dollar and Euro currency rates affect the interest earned on our cash equivalents, short-term investments, and long-term investments. Our interest expense is generated primarily from fixed rate debt, which consists of $112.0 million 6.82% senior notes outstanding at December 31, 2002, maturing in four remaining annual installments of $28.0 million from March 30, 2003 through March 30, 2006.

On January 31, 2002, we entered into an interest rate swap contract to pay a variable rate of interest based on the six month London Interbank Offered Rate (LIBOR) and receive fixed rates of interest at 6.82% on a $28.0 million notional amount of our long-term indebtedness. On May 14, 2002, we entered into another interest rate swap contract to pay a variable rate of interest based on the six month LIBOR and receive fixed rates of interest at 6.82% on an additional $28.0 million notional amount of our long-term indebtedness. On July 31, 2002 we sold both swap contracts for approximately $1.0 million in cash. The gain on the sale will be amortized against interest expense over the original maturity date of the swaps. In accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", these interest rate swap contracts that hedged the senior notes had an immaterial effect on the statement of operations and were not material to the balance sheet as of the date of their sale.

Foreign Currency Exposure

We conduct business throughout the world. To date, we have derived approximately 50% of our 2002 revenues and approximately all of our 2002 operating income from foreign operations. Economic conditions in countries where we conduct business and changing foreign currency exchange rates affect our financial position and results of operations. We are exposed to changes in exchange rates in Europe, Latin America, and Asia. The Euro presents our most significant foreign currency exposure risk. Changes in foreign currency exchange rates, especially the strengthening of the U.S. dollar, may have an adverse effect on our financial position and results of operations as they are expressed in U.S. dollars. We recorded a $1.0 million gain from U.S. dollar/Euro transactions through the year ended December 31, 2002 due to the strengthening of the Euro.

Our manufacturing and administrative operations for Latin America are located in Argentina. Severe economic conditions, resulted in a 2001 year-end devaluation of the Argentine Peso. As a result, our subsidiary, which has an Argentine Peso functional currency, reported lower U.S. dollar net assets due to the translation impact resulting from the devaluation. Due to the fact that a significant part of our Latin American revenues were denominated in U.S. dollars, our statement of operations reflected a $2.1 million foreign currency gain from the remeasurement of related accounts receivable through the year ended December 31, 2002.

Management monitors foreign currency exposures and may in the ordinary course of business enter into foreign currency forward contracts or options contracts related to specific foreign currency transactions or anticipated cash flows. These contracts generally cover periods of nine months or less and are not material. We recorded a gain of $0.2 million in the statement of operations for the year ended December 31, 2002 from foreign currency contracts. We do not hedge the translation of financial statements of consolidated subsidiaries that maintain their local books and records in foreign currencies.

Other

The Risk Factors discussed in Item 1 of this Report are incorporated herein by reference to the degree they address market risk.

Item 8. Financial Statements and Supplementary Data

Report of Independent Accountants

To the Board of Directors and Stockholders of
Genencor International, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in shareholders' equity, and of cash flows present fairly, in all material respects, the financial position of Genencor International, Inc. and its subsidiaries at December 31, 2002 and December 31, 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the consolidated financial statements. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Notes 1 and 7 of the consolidated financial statements, as of January 1, 2002, the Company ceased amortization of goodwill to conform with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets."

/s/ PricewaterhouseCoopers LLP
San Jose, California
January 31, 2003

GENENCOR INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except per share data)

	December 31, 2002	December 31, 2001
Assets		
Current assets:		
Cash and cash equivalents	$ 169,001	$ 215,023
Trade accounts receivable (less allowance for doubtful accounts of $2,770 in 2002 and $2,628 in 2001)	51,576	47,577
Inventories	54,215	48,382
Prepaid expenses and other current assets	19,551	15,312
Deferred income taxes	8,018	8,179
Total current assets	302,361	334,473
Property, plant and equipment, net	217,110	207,199
Investments and other assets	50,142	47,272
Goodwill	29,384	19,313
Intangible assets, net	45,898	37,832
Deferred income taxes	10,027	2,909
Total assets	$ 654,922	$ 648,998
Liabilities, Redeemable Preferred Stock and Stockholders' Equity		
Current liabilities:		
Notes payable	$ 7,942	$ 8,512
Current maturities of long-term debt	28,291	28,000
Accounts payable and accrued expenses	47,549	47,908
Interest payable on long-term debt	1,910	2,387
Accrued employee benefits	12,704	12,780
Deferred income taxes	922	1,375
Total current liabilities	99,318	100,962
Long-term debt	84,897	112,419
Capital lease obligation	5,990	5,316
Deferred income taxes	14,090	13,093
Other long-term liabilities	12,372	8,436
Minority interest	248	541
Total liabilities	216,915	240,767
Commitments and contingencies	—	—
Redeemable preferred stock:		
7 ½% cumulative series A preferred stock, without par value, authorized 1 shares, 1 shares issued and outstanding	169,750	162,475
Stockholders' equity:		
Common stock, par value $0.01 per share, 200,000 shares authorized, 60,251 and 59,941 shares issued at December 31, 2002 and 2001, respectively	602	599
Additional paid-in capital	349,579	345,655
Treasury stock, 1,780 and 350 shares at cost at December 31, 2002 and 2001, respectively	(21,030)	(5,630)
Deferred stock-based compensation	(1,164)	(3,517)
Notes receivable for common stock	—	(14,647)
Accumulated deficit	(14,944)	(13,466)
Accumulated other comprehensive loss	(44,786)	(63,238)
Total stockholders' equity	268,257	245,756
Total liabilities, redeemable preferred stock and stockholders' equity	$ 654,922	$ 648,998

The accompanying notes are an integral part of the consolidated financial statements.

GENENCOR INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except per share data)

	For the Years Ended December 31,		
	2002	2001	2000
Revenues:			
Product revenue	$ 329,337	$ 311,110	$ 300,978
Fees and royalty revenues	20,741	14,908	15,252
Total revenues	350,078	326,018	316,230
Operating expenses:			
Cost of products sold	186,383	172,986	172,265
Research and development	70,190	60,103	50,858
Sales, marketing and business development	33,027	28,845	27,539
General and administrative	34,635	29,913	25,818
Amortization of intangible assets	5,563	9,966	10,478
Restructuring and related charges	16,427	—	—
Other (income)/expense	(3,409)	(507)	(2,391)
Total operating expenses	342,816	301,306	284,567
Operating income	7,262	24,712	31,663
Non operating expenses/(income):			
Investment expense/(income)	1,500	—	(16,577)
Interest expense	8,587	10,433	10,474
Interest income	(5,207)	(10,069)	(7,752)
Total non operating expenses/(income)	4,880	364	(13,855)
Income before income taxes	2,382	24,348	45,518
(Benefit from)/provision for income taxes	(3,415)	6,574	14,108
Net income	$ 5,797	$ 17,774	$ 31,410
Net (loss applicable)/income available to holders of common stock	$ (1,478)	$ 10,499	$ 24,135
(Loss)/earnings per common share:			
Basic	$ (0.02)	$ 0.18	$ 0.44
Diluted	$ (0.02)	$ 0.17	$ 0.42
Weighted average common shares:			
Basic	59,257	59,888	54,504
Diluted	59,575	61,069	56,855

The accompanying notes are an integral part of the consolidated financial statements.

GENENCOR INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(Amounts in thousands)

	Common Stock	Additional Paid-In Capital	Treasury Stock	Deferred Stock-Based Compensation	Notes Receivable for Common Stock	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders' Equity
Balances, December 31, 1999	$ 500	$ 186,326	$ —	$ —	$ —	$ (48,100)	$ (33,590)	$ 105,136
Comprehensive income:								
Net Income						31,410		31,410
Other comprehensive loss:								
Foreign currency translation							(10,299)	(10,299)
Unrealized holding gains ($3,050 pre-tax)							1,645	1,645
Adjustment for gains included in earnings (($9,589) pre-tax)							(5,888)	(5,888)
Other comprehensive loss								(14,542)
Comprehensive income								16,868
Exercise of employee stock options	19	17,989			(18,008)			—
Issuance of common stock	80	132,665						132,745
Deferred stock-based compensation		7,112		(7,112)				—
Amortization of deferred stock-based compensation				1,552				1,552
Preferred stock dividend accrued						(7,275)		(7,275)
Balances, December 31, 2000	599	344,092	—	(5,560)	(18,008)	(23,965)	(48,132)	249,026
Comprehensive income:								
Net Income						17,774		17,774
Other comprehensive loss:								
Foreign currency translation							(14,239)	(14,239)
Unrealized holding losses ($1,763 pre-tax)							(867)	(867)
Other comprehensive loss								(15,106)
Comprehensive income								2,668
Surrender of restricted shares			(5,630)					(5,630)
Exercise of employee stock options	—	341						341
Deferred stock-based compensation		1,222		(1,222)				—
Payment of notes receivable for common stock					3,361			3,361
Amortization of deferred stock-based compensation				3,265				3,265
Preferred stock dividend accrued						(7,275)		(7,275)
Balances, December 31, 2001	599	345,655	(5,630)	(3,517)	(14,647)	(13,466)	(63,238)	245,756
Comprehensive income:								
Net Income						5,797		5,797
Other comprehensive income:								
Foreign currency translation							23,399	23,399
Unrealized holding losses ($4,480 pre-tax)							(2,824)	(2,824)
Minimum pension liability adjustment ($2,572 pre-tax)							(2,123)	(2,123)
Other comprehensive income								18,452
Comprehensive income								24,249
Surrender of restricted shares		503	(15,400)	(503)	14,647			(753)
Employee Stock Purchase Plan	2	1,539						1,541
Exercise of employee stock options	1	791						792
Deferred stock-based compensation		807		(807)				—
Amortization of deferred stock-based compensation				3,746				3,746
Conversion of stock appreciation rights to stock options		83		(83)				—
Stock options granted to non-employees		201						201
Preferred stock dividend accrued						(7,275)		(7,275)
Balances, December 31, 2002	$ 602	$ 349,579	$ (21,030)	$ (1,164)	$ —	$ (14,944)	$ (44,786)	$ 268,257

The accompanying notes are an integral part of the consolidated financial statements.

GENENCOR INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands)

	For the Years Ended December 31,		
	2002	2001	2000
Cash flows from operating activities:			
Net income	$ 5,797	$ 17,774	$ 31,410
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	33,191	36,174	35,038
Amortization of deferred stock-based compensation	3,746	3,265	1,552
Loss on disposition of property, plant and equipment	488	329	406
Gain on sale of marketable equity securities	—	—	(16,577)
Loss from impairment of investment in equity securities	1,500	—	—
Non-cash portion of restructuring and related charges	9,495	—	—
(Increase) decrease in operating assets:			
Trade accounts receivable	699	(4,246)	(571)
Inventories	1,096	(4,678)	1,892
Prepaid expenses and other current assets	(4,495)	(2,473)	(4,664)
Investments and other assets	(7,386)	(2,239)	(5,842)
Increase (decrease) in operating liabilities:			
Accounts payable and accrued expenses	(6,717)	6,688	5,207
Interest payable on long-term debt	(473)	—	(5)
Accrued employee benefits	(808)	3,749	(1,637)
Other	2,333	(3,234)	1,074
Net cash provided by operating activities	38,466	51,109	47,283
Cash flows from investing activities:			
Purchases of property, plant and equipment	(19,550)	(24,725)	(25,592)
Purchases of intangible assets	(100)	(4,098)	(1,100)
Proceeds from the sale of property, plant and equipment	414	74	88
Proceeds from the sale of marketable equity securities	—	—	17,568
Acquisition of businesses, net of cash acquired	(44,734)	—	—
Payment to acquire equity securities	(4,500)	(5,065)	—
Net cash (used in) investing activities	(68,470)	(33,814)	(9,036)
Cash flows from financing activities:			
Net proceeds from issuance of common stock	—	—	132,745
Proceeds from employee stock purchase plan	1,507	—	—
Surrender of restricted shares	(198)	(314)	—
Net (payments) proceeds on notes payable of foreign affiliate	(565)	(9)	968
Payment of long-term debt	(28,277)	(48)	(10,000)
Proceeds from exercise of stock options	791	341	—
Net cash (used in) provided by financing activities	(26,742)	(30)	123,713
Effect of exchange rate changes on cash	10,724	(2,833)	(700)
Net (decrease) increase in cash and cash equivalents	(46,022)	14,432	161,260
Cash and cash equivalents — beginning of year	215,023	200,591	39,331
Cash and cash equivalents — end of year	$ 169,001	$ 215,023	$ 200,591

The accompanying notes are an integral part of the consolidated financial statements.

GENENCOR INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except per share data)

1 — Description of the Company and Accounting Policies

Genencor International, Inc. and subsidiaries (the Company) is a diversified biotechnology company that develops and delivers products and/or services to the industrial, consumer, agri-processing and health care markets. The Company's current products include novel enzymes used in industrial, consumer and agri-processing applications. The principal geographical markets for these products are North America, Latin America, Europe and Asia.

Significant accounting policies are as follows:

Principles of Consolidation

The consolidated financial statements include the accounts of all majority-owned subsidiaries. Investments in affiliates in which the Company has the ability to exercise significant influence, but not control, are accounted for by the equity method. All other investments in affiliates are carried at cost. Intercompany transactions are eliminated. All investments in variable interest entities are accounted for in accordance with Financial Accounting Standards Board Interpretation No. 46 "Consolidation of Variable Interest Entities." The Company has no material investments in variable interest entities and all such investments have been appropriately reflected in the consolidated financial statements or otherwise disclosed in the notes thereto.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash, money market funds, commercial paper and bank deposits with original maturity dates of three months or less from the date of purchase.

Revenue Recognition

The Company's revenue recognition policies comply with the guidance contained in the provisions of SEC Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements." Revenues consist of product revenues and fees and royalty revenues. Fees and royalty revenues consist primarily of funded research, technology and license fees and royalties.

Product Revenue

Revenue from product sales is recognized upon shipment to customers.

Funded Research

Research funding revenues result from collaborative agreements with various parties, including the U.S. Government, whereby the Company performs research activities and receives revenues that partially reimburse expenses incurred. Under such agreements the Company retains a proprietary interest in the products and technology developed. These expense reimbursements primarily consist of direct expense sharing arrangements and milestone payments. Revenues related to expense sharing arrangements are recorded as the underlying expenses are incurred. Milestone payments are contingent upon successful completion of research activities and are recognized upon satisfaction of those contingencies. Upfront research-funding payments are recognized as revenues on a straight-line basis over the term of the underlying research agreement.

Technology and License Fees

Fees from the sale of technology are recognized upon completion of the required technology transfer and substantial satisfaction of any performance related responsibilities. License fees are recognized on a straight-line basis over the term defined in the license agreement. In the event there is no defined term, such as with permanent licenses, license fees are recognized upon substantial satisfaction of any performance related responsibilities.

Royalty Revenue

Royalty revenue is recognized in accordance with the underlying contract terms.

Research and Development

Research and development costs are expensed as incurred. Research and development expenses include expenses for services rendered related to the Company's funded research activities.

Inventories

Inventories are stated at the lower of cost or market, cost being determined using the first-in, first-out (FIFO) method.

Property, Plant and Equipment

All property, plant and equipment is stated at acquisition cost. Depreciation for financial statement purposes is calculated using the straight-line method over the estimated useful lives of the assets. Land improvements and buildings are depreciated over 10-40 years, with a weighted average estimated useful life of 20 years, and machinery and equipment over 3-15 years, with a weighted average estimated life of 13 years. Leasehold improvements are amortized over the shorter of their estimated useful lives or the length of the applicable lease term. Property under capital lease is amortized over the lease term. Maintenance and repair expenditures are expensed as incurred. Included in machinery and equipment is computer hardware and software developed or obtained for internal use which is amortized over 3-5 years.

Goodwill

Goodwill consists of the excess of cost over the net assets of acquired businesses. Goodwill is not amortized, but is tested annually for impairment.

Other Intangible Assets

Other intangible assets consist primarily of patents, licenses, technology and customer lists. Definite-lived intangibles are amortized on a straight-line basis over their remaining useful lives. Indefinite-lived intangibles are not amortized and are tested for impairment on an annual basis. Patents, licenses and customer lists are amortized over 4-20 years with a weighted average estimated useful life of 10 years. During 2002 technology was determined to have an indefinite life and is no longer amortized.

Impairment of Long-Lived Assets

The Company regularly assesses all of its long-lived assets for impairment when events or circumstances indicate their carrying amounts may not be recoverable. This is accomplished by comparing the expected undiscounted future cash flows of the assets with the respective carrying amount as of the date of assessment. Should aggregate future cash flows be less than the carrying value, a write-down would be required, measured as the difference between the carrying value and the fair value of the asset. Fair value is estimated either through independent valuation or as the present value of expected discounted future cash flows. If the expected undiscounted future cash flows exceed the respective carrying amount as of the date of assessment, no impairment is recognized.

Foreign Currency

All assets and liabilities of non-U.S. subsidiaries are translated at exchange rates in effect at the balance sheet dates. Translation gains and losses are included in determining comprehensive income. All income statement amounts are translated at the average of the daily exchange rates in effect during each month.

The Company, on occasion, may use forward exchange contracts and options to hedge its exposure in foreign currencies. Option and forward exchange contracts are used to minimize the impact of foreign currency fluctuations on the Company's revenues and costs and are not used to engage in speculation. At December 31, 2002 and 2001, the Company had no options or forward exchange contracts outstanding.

Foreign currency transaction net gains are included in other operating income/expense. Total foreign currency transaction net gains were $3,107 in 2002, $23 in 2001, and $2,837 in 2000.

Financial Instruments

The determination of fair value of financial instruments, consisting of cash and cash equivalents, accounts receivable, obligations under accounts payable, accrued expenses, and debt instruments is based on interest rates available to the Company and comparisons to quoted market prices for the same or similar issues. At December 31, 2002 and 2001, the fair value of these financial instruments approximated carrying value.

Investments in Marketable Equity Securities

All of the Company's investments in marketable equity securities are considered available-for-sale and are recorded at fair value within prepaid and other current assets or other assets. Unrealized gains and losses, calculated as the difference between fair value and cost of the security on a specific identification basis, are recorded as a component of comprehensive income, net of tax.

Gross unrealized losses on available-for-sale securities were $5,504 at December 31, 2002 and $1,021 at December 31, 2001. The fair market value of available-for-sale securities was $4,136 at December 31, 2002 and $4,120 at December 31, 2001. The deferred tax asset related to these unrealized losses was $2,037 at December 31, 2002 and $378 at December 31, 2001.

Investment Expense/Income

During the fourth quarter of 2002, the Company recorded an impairment loss of $1,500 on its investment in certain preferred stock. During 2000, the Company realized a gain on the sale of marketable equity securities of $16,577. These amounts are included in investment expense/income as part of total non-operating income for the period. There were no sales of marketable equity securities during 2002 and 2001.

Income Taxes

The Company accounts for income taxes under SFAS No. 109, "Accounting for Income Taxes." This standard requires, among other things, recognition of deferred tax assets and liabilities for future tax consequences, measured by enacted rates attributable to deductible temporary differences between financial statement and income tax bases of assets and liabilities, and net operating loss and tax credit carryforwards to the extent that realization of such benefits is more likely than not.

Major Customers

In 2002, two customers accounted for 41% of sales and 39% of accounts receivable. In 2001, two customers accounted for 45% of sales and 34% of accounts receivable. In 2000, two customers accounted for 42% of sales and 39% of accounts receivable.

Comprehensive Income

The provisions of SFAS No. 130, "Reporting Comprehensive Income," establish standards for reporting and presentation of comprehensive income and its components. This statement requires reporting by major components and as a single total, all changes in stockholders' equity from non-stockholder sources. The Company has chosen to display comprehensive income in the Consolidated Statements of Changes in Stockholders' Equity.

Stock-Based Compensation

The Company uses the intrinsic value method to account for stock-based employee compensation in accordance with Accounting Principles Board (APB) Opinion No. 25 " Accounting for Stock Issued to Employees" and has no current plans to convert to the fair value method. See Note 11 for the pro forma amounts, had compensation cost for the Company's stock option plans been determined based on the fair value method.

Guarantees

The Company assesses its contracts in accordance with Financial Accounting Standards Board Interpretation No. 45 " Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." Guarantees and claims arise during the ordinary course of business from relationships with suppliers, customers and strategic partners when the Company undertakes an obligation to guarantee the performance of others if specified triggering events occur. Non-performance under a contract could trigger an obligation of the Company. These potential claims include actions based upon alleged exposures to products, intellectual property and environmental matters, and other indemnifications. The ultimate effect on future financial results is not subject to reasonable estimation because considerable uncertainty exists as to the final outcome of these claims. However, while the ultimate liabilities resulting from such claims may be significant to results of operations in the period recognized, management does not anticipate they will have a material adverse effect on the Company's consolidated financial statements.

Earnings Per Share

The provisions of SFAS No. 128, "Earnings per Share," require the disclosure of basic and diluted earnings per share. Basic (loss)/earnings per share is computed based on the weighted average number of common shares outstanding during the period. In arriving at (loss applicable)/income available to common stockholders, undeclared and unpaid cumulative preferred stock dividends of $7,275 are deducted for each year presented.

Diluted (loss)/earnings per share reflects the potential dilution that could occur if dilutive securities and other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the net (loss applicable)/income available to common stockholders of the Company. As a result of stock options outstanding under the Company's 2002 Omnibus Incentive Plan, successor to the Company's Stock Option and Stock Appreciation Right Plan (SOAR Plan), there were dilutive securities in 2002, 2001 and 2000. The weighted-average impact of these has been reflected in the calculation of diluted (loss)/earnings per share for the respective periods presented.

The following table reflects the calculation of basic and diluted (loss)/earnings per common share for the years ended December 31:

	2002	2001	2000
Net income	$ 5,797	$ 17,774	$ 31,410
Less: Accrued dividends on preferred stock	(7,275)	(7,275)	(7,275)
Net (loss applicable)/ income available to holders of common stock	$ (1,478)	$ 10,499	$ 24,135
Weighted average common shares:			
Basic	59,257	59,888	54,504
Effect of stock options	318	1,181	2,351
Diluted	59,575	61,069	56,855
(Loss)/earnings per common share:			
Basic	$ (0.02)	$ 0.18	$ 0.44
Diluted	$ (0.02)	$ 0.17	$ 0.42

New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets." The Company adopted this statement as of January 1, 2002. This statement requires the recognition of separately identifiable intangible assets. Furthermore, it establishes amortization requirements based upon the ability of the intangible assets to provide cash flows. For those intangible assets with readily identifiable useful lives, amortization will be recorded in the statement of operations over such lives. Intangible assets, such as goodwill, which have indefinite lives, will not result in periodic amortization, but must be tested at least annually for impairment.

With the adoption of SFAS No. 142, the Company reassessed the useful lives and residual values of all acquired intangible assets to make any necessary amortization period adjustments. Based on that assessment, goodwill and certain previously acquired technology were determined to have indefinite useful lives. There were no adjustments made to the amortization periods or residual values of other intangible assets. Accordingly, certain reclassifications were made to previously issued financial statements to conform to the presentation required by SFAS No. 142. The Company completed the first step of the transitional goodwill and indefinite-lived intangible impairment tests and has determined that no potential impairment exists. As a result, the Company recognized no transitional impairment loss in fiscal 2002 in connection with the adoption of SFAS No. 142.

In June 2001, the Financial Accounting Standards Board also issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires that obligations associated with the retirement of a tangible long-lived asset be recorded as a liability when those obligations are incurred, with the amount of the liability initially measured at fair value. Upon initially recognizing a liability for an asset retirement obligation, an entity must capitalize the cost by recognizing an increase in the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. The provisions of SFAS No. 143 will be required to be adopted by the Company in fiscal 2003. The Company does not expect the adoption of SFAS No. 143 to have a material impact on the Company's financial position or its results of operations.

In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supersedes SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 144 addresses the accounting for long-lived assets to be disposed of by sale and resulting implementation issues. This statement requires the measurement of long-lived assets at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. This statement is effective for financial statements issued for fiscal years beginning after December 15, 2001. The Company adopted SFAS No. 144 as of January 1, 2002. There was no financial statement impact as a result of the adoption. The Company will apply its provisions to future impairments or disposals of long-lived assets as they occur.

In April 2002, the Financial Accounting Standards Board issued SFAS No. 145, which rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers" and SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements" and amends SFAS No. 13, "Accounting for Leases." This statement updates, clarifies and simplifies existing accounting pronouncements. As a result of rescinding SFAS No. 4 and SFAS No. 64, the criteria in Accounting Principles Board Opinion No. 30 will be used to classify gains and losses from extinguishment of debt. This statement is effective for financial statements issued for fiscal years beginning after May 15, 2002. The Company believes that the adoption of SFAS No. 145 will not have a material impact on our financial position or our results of operations.

In June 2002, the Financial Accounting Standards Board issued SFAS No. 146, "Accounting for Exit or Disposal Activities." SFAS No. 146 addresses significant issues regarding the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for pursuant to the guidance that the Emerging Issues Task Force (EITF) has set forth in EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The scope of SFAS No. 146 also includes costs related to terminating a contract that is not a capital lease and certain termination benefits provided to employees under the terms of one-time benefit arrangements. SFAS No. 146 will be effective for exit or disposal activities that are initiated after December 31, 2002.

In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Others Indebtedness." This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This Interpretation also incorporates, without change, the guidance in FASB Interpretation No. 34, "Disclosure of Indirect Guarantees of Indebtedness of Others." The initial recognition and measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements in this Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company believes that the adoption of FIN 45 will not have a material impact on our financial position or our results of operations.

In December 2002, the Financial Accounting Standards Board issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure-an amendment of FASB Statement No. 123." This statement amends FSAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 does not permit the use of the original SFAS No. 123 prospective method of transition for changes to the fair value based method made in fiscal years after December 15, 2003. The Company currently applies the intrinsic value method and has no plans to convert to the fair value method.

In December 2002, the Financial Accounting Standards Board issued Interpretation No. 46 "Consolidation of Variable Interest Entities." This Interpretation requires companies to reevaluate their accounting for certain investments in "variable interest entities." A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. A variable interest entity often holds financial assets, including loans or receivables, real estate or other property. A variable interest entity may be essentially passive or it may engage in research and development or other activities on behalf of another company. Variable interest entities are to be consolidated if the Company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. We have no material investments in variable interest entities, all such investments have been appropriately reflected in the consolidated financial statements or otherwise disclosed in the notes thereto.

New Chief Executive Officer

In October 2002, the Company announced the hiring of Jean-Jacques Bienaimé to succeed W. Thomas Mitchell as Chief Executive Officer and President in November 2002. Mr. Mitchell currently continues to serve as Chairman of the Company's Board of Directors while Mr. Bienaimé serves as a director.

2 — Acquisition

On December 31, 2002, the Company acquired the brewing and enzyme business of Rhodia Food UK Limited for a total cash purchase price of $8,925. The acquisition includes technology, product lines and personnel, and expands the Company's bioproducts portfolio and technical service capabilities in the food, feed and specialty enzyme market sector. No facilities were included in the transaction. The acquisition has been accounted for under the purchase method in accordance with SFAS No. 141, "Business Combinations." The results of operations of the acquired business will be consolidated with the Company's results of operations beginning January 1, 2003. The Company is continuing to evaluate the allocation of the purchase price for the acquisition, including the segregation of separately identifiable intangible assets. The Company anticipates that this process will be completed prior to June 30, 2003. According to the Company's preliminary allocation of the purchase price, the net assets acquired consist of the following at December 31, 2002:

Intangible assets	$ 8,925

During February 2002, the Company acquired Enzyme Bio-Systems Ltd. (EBS), now known as Genencor International Wisconsin, Inc., from Corn Products International, Inc. for a total cash purchase price of $35,809 and the assumption of $974 in debt. As part of this transaction, the Company entered into a seven-year supply agreement for a majority of Corn Products International, Inc.'s North American enzyme requirements. The acquisition has been accounted for under the purchase method in accordance with SFAS No. 141, "Business Combinations." The acquired entity's results of operations have been consolidated with the Company's results of operations since the acquisition date. The Company's purchase price allocation of the net assets acquired consists of the following at December 31, 2002:

Working capital	$ 3,879
Property, plant and equipment	21,085
Intangible assets	1,729
Goodwill	9,807
Long-term liabilities	(691)
	$ 35,809

Included in working capital acquired is a provision to restructure the entity of $1,119, which primarily consists of the employee-related costs to eliminate 22 positions. All affected employees were notified immediately of the restructuring plan. As of December 31, 2002, all costs had been charged to this restructuring provision and all 22 employees had terminated their employment with the Company.

3 — Restructuring and Related Charges

During February 2002, as a result of the acquisition of EBS and general economic conditions in Latin America, including the devaluation of the Argentine peso, the Company engaged in a plan to restructure its overall supply infrastructure by ceasing operations at its Elkhart, Indiana plant and downsizing its Argentine facilities. There were 119 positions to be eliminated as a result of this restructuring. All affected employees were notified immediately of the restructuring plan. As of December 31, 2002, all 119 employees had terminated their employment with the Company.

As a result of the plan, restructuring and related charges of $16,427 were recorded in the Company's operating earnings in the year ended December 31, 2002. These charges were primarily driven by employee severance and related costs of approximately $3,762, costs to dismantle portions of the restructured facilities of $1,000, costs to terminate long-term utility agreements of $319, other costs totaling $239, and $9,495 for property, plant and equipment that was deemed impaired as it would no longer be utilized by the Company after the restructuring. The impairment charge was determined based on remaining book value, as the Company believes there is no active market in which to sell the specific assets. Full implementation was completed in the fourth quarter of 2002. In addition, the Company recorded costs related to the restructuring, such as those related to the transition of activities between Elkhart and Beloit, of $1,612 as incurred during the year ended December 31, 2002. At December 31, 2002, the Company had a remaining liability of $805 related to this restructuring.

4 — Fees and Royalty Revenues

Fees and royalty revenues included the following for the years ended December 31:

	2002	2001	2000
Funded research	$ 19,533	$ 12,152	$ 10,848
License fees	75	1,825	—
Royalties	1,133	931	4,404
Fees and royalty revenues	$ 20,741	$ 14,908	$ 15,252

In October 2001, the Company, entered into a strategic alliance with Dow Corning Corporation to create a new proprietary technology platform for the development of new biomaterials. For the year ended December 31, 2002, the Company recorded $11,554 in research funding revenues from this alliance.

5 — Inventories

Inventories consisted of the following at December 31:

	2002	2001
Raw materials	$ 8,373	$ 7,526
Work-in-progress	8,003	7,454
Finished goods	37,839	33,402
Inventories	$ 54,215	$ 48,382

6 — Property, Plant and Equipment

Property, plant and equipment consisted of the following at December 31:

	2002	2001
Land and buildings	$ 134,968	$ 124,039
Machinery and equipment	275,255	260,375
Construction-in-progress	10,058	6,772
	420,281	391,186
Less: Accumulated depreciation	(203,171)	(183,987)
Property, plant and equipment, net	$ 217,110	$ 207,199

Depreciation expense was $27,628 in 2002, $26,208 in 2001, and $24,560 in 2000.

Construction-in-progress at December 31, 2002 and 2001, includes process improvement projects at our manufacturing and research and development facilities as well as information technology enhancements. The Company also began construction of a facility for the clinical-scale manufacture of human therapeutic proteins at the site of our manufacturing facility in Rochester, New York during 2002. The facility is designed to produce pharmaceutical grade materials for pre-clinical and clinical studies.

In December 2000, the Company leased a wastewater treatment plant to service its Belgian manufacturing facility. The agreement is being accounted for as a capital lease.

Assets under capital lease are included in property, plant and equipment as follows at December 31:

	2002	2001
Land and buildings	$ 14,172	$ 13,113
Less: Accumulated depreciation	(3,284)	(2,652)
Capital lease assets, net	$ 10,888	$ 10,461

The Company leases certain facilities and equipment under operating leases.

Rent expense relating to all operating leases was $4,657 for 2002, $4,014 for 2001 and $3,478 for 2000. Non-cancelable future minimum rental payments under significant leases consist of the following for the years ending December 31:

	Operating	Capital
2003	$ 3,107	$ 610
2004	2,965	607
2005	2,940	607
2006	2,910	607
2007	2,897	607
Thereafter	20,986	6,176
Total minimum lease payments	$ 35,805	9,214
Less: Amount representing interest		(3,224)
Capital lease obligation		$ 5,990

7 —Goodwill and Other Intangible Assets

As discussed in Note 1 above, the Company adopted the provisions of SFAS No. 142 effective as of January 1, 2002. Accordingly, the Company no longer amortizes goodwill or other intangible assets with indefinite useful lives. The Company has identified such other indefinite-lived intangible assets to include certain previously acquired technology. The Company will periodically evaluate its indefinite-lived intangible assets for impairment in accordance with the provisions of SFAS No. 142. The Company also has other intangible assets, such as patents, licenses, and customer lists, which will continue to be amortized over a weighted average useful life of 10 years using the straight-line method. These assets are expected to have no residual value once they are fully amortized.

The following table summarizes the changes in each major class of intangible assets from January 1, 2002 through December 31, 2002:

	Intangible Assets			Goodwill
	Technology	Other Amortizable Assets	Total	
Balances, January 1, 2002	$ 15,617	$ 50,822	$ 66,439	$ 19,313
Acquired intangible assets	-	11,496	11,496	9,807
Foreign currency translation and other adjustments	-	3,111	3,111	264
Balances: December 31, 2002	15,617	65,429	81,046	$ 29,384
Less: Accumulated amortization	-	(35,148)	(35,148)	
Intangible assets, net	$ 15,617	$ 30,281	$ 45,898	

In January 2002, the Company entered into a license agreement for $842, which will be amortized over a period of approximately 6 years.

In conjunction with the acquisitions discussed in Note 2, the Company acquired certain intangible assets during the year ended December 31, 2002. The Company has assessed that the intangibles assets associated with the EBS acquisition consist of $1,729 of amortizable intangibles, which will be amortized over a period of approximately 7 years. The remaining $9,807 is the excess of cost over net assets of the acquired business and will be tested for impairment on an annual basis.

The Company is currently in the process of segregating the intangible assets associated with the acquired brewing and enzyme business of Rhodia Food UK Limited among the major classes. As such, the estimated value of $8,925 has been included in other intangible assets as of December 31, 2002 and will be reclassified among the major classes upon completion of the purchase price allocation.

The following table reflects the comparative net (loss applicable)/income available to holders of common stock and (loss)/earnings per common share as though the provisions of SFAS No. 142 were in effect for the years ended December 31, 2002, 2001 and 2000:

	For the Year Ended December 31,		
	2002	2001	2000
Net (loss applicable)/income available to holders of common stock as reported	$ (1,478)	$ 10,499	$ 24,135
Add back amortization:			
Goodwill ($0, $928 and $1,641 pre-tax)	-	707	1,238
Technology ($0, $3,485 and $3,485 pre-tax)	-	2,161	2,161
Net (loss applicable)/income available to holders of common stock as adjusted	$ (1,478)	$ 13,367	$ 27,534
Basic (loss)/earnings per share:			
As reported	$ (0.02)	$ 0.18	$ 0.44
Amortization	-	0.05	0.06
As adjusted	$ (0.02)	$ 0.23	$ 0.50
Diluted (loss)/earnings per share:			
As reported	$ (0.02)	$ 0.17	$ 0.42
Amortization	-	0.05	0.06
As adjusted	$ (0.02)	$ 0.22	$ 0.48

Estimated fiscal year amortization expense is as follows:

2003	$ 4,700
2004	3,000
2005	2,500
2006	2,100
2007	1,200

Intangible assets, including goodwill, consisted of the following at December 31:

	2002	2001
Patents, licenses and other	$ 65,655	$ 50,431
Technology	15,617	15,617
Excess of cost over net assets of acquired businesses	29,384	19,313
	110,656	85,361
Less: Accumulated amortization	(35,374)	(28,216)
Intangible assets, net	$ 75,282	$ 57,145

Amortization expense was $5,563 in 2002, $9,966 in 2001 and $10,478 in 2000.

8 — Notes Payable and Long-Term Debt

Notes payable and long-term debt consisted of the following at December 31:

	2002	2001
6.82% senior notes with payments of $28,000 due annually, commenced March 30, 2002	$ 112,000	$ 140,000
Notes payable of the Company's Chinese affiliate with principal payments due in 2003. Interest rates on the notes range from 5.04% to 5.84%	7,942	8,488
Other	1,188	443
	121,130	148,931
Less: Current maturities	(36,233)	(36,512)
Long-term debt	$ 84,897	$ 112,419

The senior note agreements contain various financial covenants, which among other things, require the maintenance of certain financial ratios. The most significant of these relate to: debt to total capital; total debt as a multiple of earnings before interest, taxes, depreciation and amortization (EBITDA); and minimum consolidated net worth. The Company is currently in compliance with all of its material financial covenants.

At December 31, 2002, principal obligations on notes payable and long-term debt are as follows:

2003	$ 36,233
2004	28,374
2005	28,277
2006	28,067
2007	70
Thereafter	109
Total	$121,130

At December 31, 2002, the Company had a $40,000 revolving credit facility with a syndicate of banks, which is available for general corporate purposes. The facility, which consists of a credit agreement, makes available to the Company $40,000 of committed borrowings, which expires on January 31, 2004. The facility carries facility fees of 0.35% on the amount of unborrowed principal under the agreement. As of December 31, 2002 and 2001, there were no borrowings under the facility.

9 — Redeemable Preferred Stock

On December 1, 1991, the Company and its stockholders agreed to exchange $97,000 of advances from stockholders (including interest payable of $12,604) for 0.97 shares of no par value, 7 ½% Cumulative Series A preferred stock (Series A preferred stock). Dividends are cumulative from the date of issuance and are subtracted from net income in 2002, 2001 and 2000 in determining net (loss applicable)/income available to common stockholders. The Series A preferred stock was authorized and issued on May 5, 1992 and has no voting rights except as required by law or in respect to certain matters involving the Series A preferred stock. The shares are redeemable at any time in whole or in part for $100,000 per share plus accrued unpaid dividends to the date of redemption. The total redemption value of the Series A preferred stock at December 31, 2002 and 2001 in the amounts of $169,750 and $162,475, respectively, is classified on the Company's balance sheet as Redeemable Cumulative Series A Preferred Stock and includes $72,750 and $65,475 of accrued and unpaid dividends, respectively. The liquidation value is $100,000 per share plus accrued dividends to be paid on a pro rata basis from assets available after payment of debt and prior to any distribution on common stock.

10 — Stockholders' Equity

In addition to the Series A preferred stock, the Company has the authority to issue 1,000 shares of preferred stock having a par value of $.01 per share. No such shares have been issued as of December 31, 2002.

While the Company is permitted to pay dividends, certain covenants of the Company's 6.82% Senior Notes restrict the payment of dividends or other distributions in cash or other property to the extent the payment puts the Company in default of these covenants. Such covenants include, but are not limited to, the maintenance of debt to total capitalization of no greater than 55% and the maintenance of a maximum ratio of debt to EBITDA of 3.5:1.

No dividend was declared or paid to common stockholders in 2002, 2001 or 2000.

Accumulated other comprehensive loss consists of the following:

	Foreign Currency Translation Adjustment	Marketable Securities Valuation Adjustment	Minimum Pension Liability	Accumulated Other Comprehensive Loss
Balances, December 31, 1999	$ (38,061)	$ 4,471	$ —	$ (33,590)
Current period change	(10,299)	(4,243)	—	(14,542)
Balances, December 31, 2000	(48,360)	228	—	(48,132)
Current period change	(14,239)	(867)	—	(15,106)
Balances, December 31, 2001	(62,599)	(639)	—	(63,238)
Current period change	23,399	(2,824)	(2,123)	18,452
Balances, December 31, 2002	$ (39,200)	$ (3,463)	$ (2,123)	$ (44,786)

The change in the marketable equity securities valuation adjustment for 2002 of $2,824 ($4,480 pre-tax) relates to unrealized holding losses on the Company's available-for-sale securities.

On July 25, 2000, the Company increased the authorized number of shares of common stock to 200,000 with a par value of $0.01.

The Company completed its initial public offering of 8,050 shares of common stock at a price of $18.00 per share, including 7,000 shares of common stock issued July 28, 2000 in the initial offering and 1,050 shares of common stock issued August 25, 2000 pursuant to the underwriters' exercise of the over-allotment option. The combined net proceeds raised by the Company from the initial offering and the over-allotment option were $132,745.

Majority stockholders of the Company are Eastman Chemical Company and Danisco A/S (Danisco), with each holding approximately 43% of the common stock outstanding and 50% each of the Series A preferred stock.

On November 30, 2001, executive officers of the Company surrendered 350 vested, restricted shares to the Company at a value of $16.09 per share, to pay principal and interest due on notes receivable for restricted common stock on January 27, 2002 by each respective officer. The surrendered shares were recorded as treasury shares, accounted for under the cost method.

On August 21, 2002, in order to eliminate all stock-related loans, executive officers of the Company surrendered approximately 1,430 restricted shares at a value of $10.77 per share, to make full payment of the outstanding principal and interest on obligations under notes issued in connection with their purchase of restricted common stock. The Company recorded the surrendered shares as treasury shares, accounted for under the cost method. As of December 31, 2002 there is no outstanding balance on these notes.

11 — Employee Benefit Plans

2002 Omnibus Incentive Plan

On March 12, 2002, the Company adopted the Genencor International, Inc. 2002 Omnibus Incentive Plan (the OI Plan). The OI Plan became effective on May 30, 2002 upon approval by the stockholders at the Annual Meeting. The OI Plan serves as a successor plan to the SOAR Plan. Employees, outside directors, consultants, advisors and independent contractors retained by the Company are eligible to participate in the OI Plan. The OI Plan allows for the grant, at not less than 100% of the estimated market value as of the date of grant, of non-qualified and incentive stock options to purchase the Company's common stock and stock appreciation rights (SARs), based on the underlying value of the Company's common stock. The OI Plan also allows for the grant of restricted and unrestricted stock awards, performance shares (stock or stock-based awards contingent upon attaining performance objectives) or performance units (units valued by reference to chosen criteria). Under the terms of the OI Plan, the Company has the ability to grant awards representing up to 6,800 shares of common stock. In addition, any shares remaining, or shares that become available under the SOAR Plan will be available for grant of awards under the OI Plan. Generally, stock options and SARs vest and become exercisable, and the restrictions, if any, on stock awards shall expire, ratably over a three-year period. These options expire 10 years from their grant date.

Stock Option and Stock Appreciation Right Plan

On December 9, 1999, the Company adopted the SOAR Plan. Employees, outside directors, consultants and advisors of the Company were eligible to participate in the SOAR Plan. The SOAR Plan allowed for the grant, generally at estimated market value as of the date of grant, of incentive or non-statutory stock options to purchase the Company's common stock and stock appreciation rights (SARs), based on the underlying value of the Company's common stock. Under the terms of the SOAR Plan, the Company had the ability to grant stock options and SARs representing up to 9,000 shares of common stock. Options vest ratably over a three-year period and expire 10 years from their grant date. SARs vest 50% after three years, the remaining 50% after four years, and expire 10 years from their grant date. The OI Plan replaced the SOAR Plan.

The following table summarizes the stock option activity for the years ending:

	Options	Weighted Average Exercise Price	Exercisable Options	Weighted Average Exercise Price
Options outstanding at				
December 31, 1999............	5,465	$ 9.70	-	N/A
Granted.........................	1,318	13.93	-	
Exercised......................	(1,857)	9.70	-	
Forfeited....................	(37)	9.91	-	
Options outstanding at				
December 31, 2000............	4,889	10.84	-	N/A
Granted.........................	1,384	12.50	-	
Exercised......................	(35)	9.84	-	
Forfeited.....................	(107)	12.77	-	
Options outstanding at				
December 31, 2001............	6,131	11.19	1,841	$ 10.97
Granted.........................	3,012	10.98	-	
Exercised......................	(82)	9.70	-	
Forfeited.....................	(205)	11.13	-	
Options outstanding at				
December 31, 2002............	8,856	$ 11.13	4,359	$ 11.02

The following table summarizes additional information about stock options outstanding as of December 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number	Weighted Average Remaining Contract Life	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$ 8.00 - $10.00	4,626	7.20	$ 9.70	3,012	$ 9.70
$10.01- $15.00	3,375	9.43	$ 11.29	909	$ 11.62
$15.01- $20.00	736	7.42	$ 17.32	358	$ 17.73
$20.01- $25.00	100	7.82	$ 23.14	67	$ 23.14
$25.01- $34.00	19	7.77	$ 28.91	13	$ 28.90
	8,856	8.08	$ 11.13	4,359	$ 11.02

On April 28, 2000, the Board of Directors of the Company allowed the executive officers to accelerate the exercise of 1,857 stock options granted under the SOAR Plan and purchase restricted shares of common stock. The restricted shares were purchased through the use of notes from the executive officers. The vesting provisions included in the restricted common stock agreements were the same as those of stock options under the SOAR Plan. In conjunction with the elimination of all stock-related loans as discussed in Note 10, the Company accelerated the vesting of 620 restricted shares. Accordingly, the Company incurred incremental compensation expense of $503 in 2002. In addition, the Company accelerated the recognition of previously deferred compensation charges. None of these restricted shares remain outstanding as of December 31, 2002.

Under the provisions of SFAS No. 123 "Accounting for Stock-Based Compensation," as amended by SFAS No. 148 " Accounting for Stock-Based Compensation-Transition and Disclosure," the Company has elected to continue to account for stock options in accordance with the provisions of APB Opinion No. 25 "Accounting for Stock Issued to Employees." Had compensation cost for the Company's stock options been determined consistent with the provisions of SFAS No. 123, the weighted average grant date fair value of options granted in 2002, 2001 and 2000 is summarized below (amounts in dollars):

	2002		2001		2000	
	Fair Value	Exercise Price	Fair Value	Exercise Price	Fair Value	Exercise Price
Options whose exercise price equaled grant date market value...	$ 4.46	$ 10.99	$ 5.71	$ 13.46	$ 8.24	$ 19.77
Options whose exercise price was less than grant date market value...	N/A	N/A	5.53	10.19	10.54	11.29

The fair value of options at date of grant was estimated using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2002	2001	2000
Expected life..................	4 years	4 years	4 years
Interest rate....................	3.31%	4.05%	6.39%
Volatility.......................	47.3%	48.2%	0%-44.7%
Dividend yield................	N/A	N/A	N/A

Volatility assumed to be zero for options granted prior to July 28, 2000 in accordance with the minimum value method.

On a pro forma basis, had compensation cost for the Company's stock option plans been determined based on the weighted average fair value at the grant date, the Company's net (loss)/income and (loss)/earnings per share would have been reduced to the pro forma amounts shown below:

	Year Ended December 31,		
	2002	2001	2000
Net (loss applicable)/income available to holders of common stock as reported...............................	$ (1,478)	$ 10,499	$24,135
Add: Stock-based employee compensation expense included in reported net (loss applicable)/income available, net of related tax..	981	1,169	330
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effect......................................	(7,407)	(4,707)	(2,662)
Pro forma net (loss)/income	$ (7,904)	$ 6,961	$ 21,803
(Loss)/earnings per share:			
Basic - as reported..	$ (0.02)	$ 0.18	$ 0.44
Basic - pro forma...	(0.13)	0.12	0.40
Diluted - as reported...	(0.02)	0.17	0.42
Diluted - pro forma...	$ (0.13)	$ 0.11	$ 0.38

The pro forma figures in the preceding table may not be representative of pro forma amounts in future years.

SARs are accounted for under the provisions of APB Opinion No. 25 as interpreted by Financial Interpretation No. 28 "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans, an interpretation of APB Opinions No. 15 and 25." FIN 28 requires that compensation expense be recognized over the vesting period for any increase in the estimated market value of the underlying stock. Decreases in the estimated market value of the underlying stock in subsequent periods would cause compensation expense to be reduced in that period although the related accrued liability would never be reduced below zero. In 2002 and 2001, the Company recorded compensation income of $47 and $593, respectively, to reflect the decrease in the estimated market value of common stock during the period in relation to the grant price of the Company's outstanding SARs. At December 31, 2002 and 2001 there were 14 and 18 SARs, respectively, outstanding, none of which were exercisable.

Restricted Stock Awards

On November 6, 2002, the Company granted 75 shares of restricted common stock to its chief executive officer and president. These restricted shares were granted at estimated fair market value at the date of grant and the restrictions on the award expire three years from the date of grant. Deferred compensation expense of $807 was recorded in connection with the award and was determined based on the number of granted restricted shares and the estimated fair market value on the grant date. This amount was recorded as a component of stockholders' equity and will be amortized as a charge to operations over the vesting period of the award.

Conversion of Stock Appreciation Rights

During the fourth quarter of 2001, the Company converted 451 previously issued SARs to stock options. As a result, the SARs were canceled and new stock options were granted at the exercise price and with vesting beginning as of the grant date of the previously issued SARs. At the date of conversion, the accrued compensation liability of $797 related to the SARs was reversed. For the new stock options, stock-based compensation was then calculated as the difference between the exercise price and the estimated fair value of the new stock options on the conversion date. For the vested portion of the stock options, the Company recognized compensation expense of $655 in 2001. For the unvested portion, deferred stock-based compensation expense of $328 was recorded in a separate component of stockholders' equity and will be amortized as a charge to operations over the remaining vesting period of the options.

Deferred Compensation

In connection with the grant of 881 stock options to employees between January 1, 2000 and July 27, 2000, the Company recorded deferred compensation expense of $7,112. Deferred compensation for options granted to employees is determined based on the difference between the grant price and the estimated fair value of our common stock on the date we granted the options. This amount was recorded as a component of stockholders' equity and amortized as a charge to operations over the vesting period of the options.

In total, including the restricted stock award and elimination of all stock-related loans in 2002 and the 2001 SARs conversion, amortization of deferred stock-based compensation expense for 2002 and 2001 was $3,746 and $3,265, respectively, and was reported in our Consolidated Statement of Operations as follows:

	2002	2001
Cost of products sold	$ 382	$ 311
Research and development	745	958
Sales, marketing and business development	1,271	1,106
General and administrative	1,348	890
Total amortization of deferred stock-based compensation	$ 3,746	$ 3,265

Employee Stock Purchase Plan

On March 13, 2001, the Company adopted the Genencor International, Inc. Employee Stock Purchase Plan (the ESPP) and has 2,000 shares of common stock for issuance under the ESPP. Under the ESPP, eligible employees may purchase stock at 85% of the lower of the closing prices for the stock as of the beginning or the end of each six-month offering period. The offering periods generally begin in January and July with the first offering beginning July 1, 2001. Purchases are limited to 15% of the employee's compensation and may not exceed 1 shares per offering period. At December 31, 2002, 153 shares had been issued. At December 31, 2001, no shares had been issued.

Defined Contribution Pension Plans

The Company maintains employee benefit plans in the United States which allow its eligible employees to make contributions, up to a certain limit, on a tax deferred basis under Section 401(k) of the Internal Revenue Code.

The Company also contributes to the plans. Total employer contributions to the plans for 2002, 2001 and 2000 amounted to approximately $2,869, $2,612 and $2,531, respectively.

Defined Benefit Pension and Other Postretirement Benefits

The Company provides defined benefit pension and postretirement benefit plans to employees. The following provides a reconciliation of benefit obligations, plan assets, and funded status of all plans of the Company:

	Pension Benefits		Other Benefits	
	2002	2001	2002	2001
Change in benefit obligation:				
Benefit obligation at beginning of year	$ 41,995	$ 38,958	$ 1,945	$ 1,439
Service cost	3,359	2,655	213	161
Interest cost	2,675	2,293	136	114
Plan participants' contributions	218	169	—	—
Amendments	—	64	—	—
Actuarial (gain)/loss	4,162	951	392	261
Curtailment	(2)	—	(616)	—
Benefits paid	(2,099)	(1,532)	(39)	(30)
Translation	6,763	(1,563)	—	—
Benefit obligation at end of year	$ 57,071	$ 41,995	$ 2,031	$ 1,945
Change in plan assets:				
Fair value of plan assets at beginning of year	$ 62,094	$ 65,794	$ —	$ —
Actual return on plan assets	(6,672)	(3,413)	—	—
Employer contributions	3,783	4,428	—	—
Plan participants' contributions	218	169	—	—
Benefits paid	(2,099)	(1,532)	—	—
Translation	9,021	(3,352)	—	—
Fair value of plan assets at end of year	$ 66,345	$ 62,094	$ —	$ —
Funded Status	$ 9,274	$ 20,411	$ (2,031)	$ (1,945)
Unrecognized net actuarial (gain)/loss	16,517	(71)	404	325
Unrecognized net (asset)/obligation	24	—	—	—
Unrecognized prior service cost	(348)	(295)	162	219
Prepaid cost (accrued benefit)	$ 25,467	$ 20,045	$ (1,465)	$ (1,401)
Amounts recognized in the Consolidated Balance Sheets consist of:				
Prepaid benefit cost	$ 26,259	$ 20,589	$ —	$ —
Accrued benefit cost	(792)	(544)	(1,465)	(1,401)
Net amount recognized	$ 25,467	$ 20,045	$ (1,465)	$ (1,401)
Weighted-average assumptions as of December 31:				
Discount rate	5.50% — 6.50%	5.80% — 7.00%	6.50%	7.00%
Expected return on plan assets	5.50% — 8.00%	5.80% — 8.00%	N/A	N/A
Rate of compensation increase	0.00% — 6.50%	0.00% — 6.50%	N/A	N/A

	Pension Benefits			Other Benefit		
	2002	2001	2000	2002	2001	2000
Components of net periodic (benefit) cost:						
Service cost	$ 3,359	$ 2,655	$ 2,218	$ 213	$ 161	$ 119
Interest cost	2,675	2,293	2,141	136	114	88
Expected return on plan assets	(4,519)	(4,373)	(4,348)	—	—	—
Amortization of net (asset)/obligation	22	—	—	—	—	—
Amortization of prior service cost	(46)	(42)	(49)	55	55	55
Recognized net actuarial (gain)/loss	60	(330)	(735)	26	2	(1)
Net periodic (benefit) cost	1,551	203	(773)	430	332	261
Curtailment	58	—	—	(327)	—	—
Total net periodic (benefit) cost	$ 1,609	$ 203	$ (773)	$ 103	$ 332	$ 261

In accordance with SFAS No. 87, "Employers' Accounting for Pensions," the Company has recorded an additional minimum pension liability of $2,573 at December 31, 2002, for an underfunded plan in the Netherlands. This liability represents the excess of unfunded accumulated benefit obligation over the previously recorded pension cost liabilities. A corresponding amount is recognized as an intangible asset except to the extent these additional liabilities exceed related unrecognized prior service costs and transition obligations, in which case the increase in liabilities is charged directly to other comprehensive income. As of December 31, 2002, an after-tax charge of $2,123 was recorded to other comprehensive income.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were as follows:

	2002	2001
Projected benefit obligation	16,193	—
Accumulated benefit obligation	13,742	—
Fair value of plan assets	11,233	—

As a result of the reduction in the number of employees covered by the restructuring plan at the Company's Elkhart, Indiana facility, a curtailment loss is reflected in the net periodic pension cost for 2002.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. The trend rates assumed for pre-65 claims graded to 5.0% in 2007 and were 10% in 2002, 9.0% in 2001, and 10.0% in 2000. The trend rates assumed for post-65 claims graded to 5.0% in 2009 and were 12% in 2002, 9.0% in 2001, and 10.0% in 2000. For both pre and post-65 claims, the trend rate was assumed to remain at 5.0% after 2007 and 2009, respectively. A one percentage point increase in assumed health care cost trend rates would increase total service and interest cost by $5 and increase the postretirement benefit obligation by $76. A one percentage point decrease in assumed health care cost trend rates would decrease total service and interest cost by $5 and decrease the postretirement benefit obligation by $65.

12 — Income Taxes

The (benefit from)/provision for income taxes consisted of the following for the years ended December 31:

	2002	2001	2000
Current:			
Federal	$ (7,265)	$ 2,780	$ 5,868
State	—	268	627
Foreign	8,582	3,878	2,551
	1,317	6,926	9,046
Deferred:			
Federal and State	(5,623)	(2,198)	5,258
Foreign	(718)	1,946	384
	(6,341)	(252)	5,642
Increase/(decrease) in valuation allowances	1,609	(100)	(580)
	$ (3,415)	$ 6,574	$14,108

The components of deferred tax assets and liabilities consisted of the following at December 31:

	2002	2001
Current assets and liabilities:		
Unrealized depreciation/(appreciation) on marketable equity securities	$ 2,059	$ 378
Deferred revenues	2,667	4,799
Inventories	200	(138)
Accrued expenses	929	714
Foreign currency exchange	903	1,173
Other items, net	338	(297)
	7,096	6,629
Non-current assets and liabilities:		
Net operating loss and tax credit carryforwards	23,937	14,129
Employee costs	(7,712)	(7,521)
Depreciation and amortization	(17,171)	(14,766)
Other items, net	(188)	(531)
	(1,134)	(8,689)
Valuation allowances	(2,929)	(1,320)
Net deferred tax liability	$ 3,033	$ (3,380)

The Company's practice is to reinvest the earnings of its foreign subsidiaries in these operations. Deferred income taxes have not been provided on these earnings, as the Company does not plan to initiate any action that would require the payment of related U.S. income taxes. It is not practicable to estimate the amount of additional tax that might be payable on these undistributed foreign earnings.

The Company has net operating loss carryforwards of $10,600 for U.S. tax purposes which expire in 2022. The Company also has net operating loss carryforwards of $6,000 for Chinese tax purposes which expire in 2005 through 2007. The Company also has research and experimentation tax credit carryforwards of $10,000 for U.S. federal income tax purposes, which expire in 2002 through 2022. Additionally, the Company has alternative minimum tax credit carryforwards of $3,507, which may be used indefinitely to reduce U.S. federal income taxes.

A valuation allowance is provided for deferred tax assets if management believes that it is more likely than not that these items will either expire before the Company is able to realize their benefit or that future deductibility is uncertain. Although realization is not assured, management believes it is more likely than not that the recorded deferred tax assets, net of valuation allowance provided, will be realized. The Company's valuation allowances are $2,929 and $1,320 at December 31, 2002 and 2001, respectively.

During 2000, the Company reassessed its ability to realize the benefit of certain deferred tax assets and reversed valuation allowances totaling $6,400, approximately $600 of which was recorded to the provision for income taxes in the statement of operations and $5,800, which related to acquired deferred tax assets, was recorded as a reduction to goodwill.

The reconciliation of income tax from continuing operations computed at the U.S. federal statutory tax rate to the Company's effective income tax rate is as follows for the years ending December 31:

	2002	2001	2000
U.S. federal statutory income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal income tax benefit	(39.0%)	1.6%	1.6%
Amortization of non-deductible intangible assets	55.4%	6.7%	3.8%
Foreign and U.S. tax effects attributable to foreign operations	(181.0%)	(6.6%)	(4.3%)
Change in valuation allowances	67.6%	(0.4%)	(1.3%)
Tax credits	(68.4%)	(6.7%)	(2.9%)
Other, net	(13.0%)	(2.6%)	(0.9%)
	(143.4%)	27.0%	31.0%

The Company is subject to a tax ruling in the Netherlands, which effectively reduces the local effective income tax rate from 35% to 17.5%. This ruling will expire in 2005. Effective January 1, 2003, a change in the Belgian tax law reduces the Belgian tax rate from 40.17% to 33.99%.

13 — Segment and Product Data

The Company has adopted SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information." The Company maintains one industry segment, which produces and distributes novel enzymes. Product revenues are attributed to countries based on the geographic location of the customer. Intercompany transactions between countries have been eliminated. Long-lived assets include property, plant, and equipment, intangible assets, and investments and other assets and are attributed to countries based on physical location. Included in non-U.S. long-lived assets are approximately $51,000 in 2002, $44,000 in 2001 and $46,000 in 2000 in Belgium and approximately $39,000 in 2002, $35,000 in 2001and 2000 in Finland. Geographical information is as follows:

	U.S.	Non-U.S.	Consolidated
2002			
Product revenue	$ 149,954	$ 179,383	$ 329,337
Long-lived assets	$ 195,177	$ 133,315	$ 328,492
2001			
Product revenue	$ 141,683	$ 169,427	$ 311,110
Long-lived assets	$ 179,282	$ 117,528	$ 296,810
2000			
Product revenue	$ 139,170	$ 161,808	$ 300,978
Long-lived assets	$ 184,398	$ 124,058	$ 308,456

Product revenue by similar product groupings is as follows:

	2002	2001	2000
Protein degrading enzyme products	$ 171,213	$ 177,573	$ 166,394
Starch degrading enzyme products	102,443	85,168	84,865
Cellulose degrading enzyme products	40,623	34,169	35,775
Other	15,058	14,200	13,944
Total	$ 329,337	$ 311,110	$ 300,978

14 — Related Party Transactions

Danisco and its affiliates purchased approximately $11,000 during 2002, $9,000 in 2001, and $8,000 in 2000 of products from the Company. The Company purchased products from and/or through these related parties for approximately $3,000 in 2002, $4,000 in 2001 and 2000. Also, the Company received approximately $400 in fees and royalty revenues from a Danisco affiliate during 2002 and 2000 and no such fees and royalty revenues in 2001. These revenues were received under a collaboration agreement for the development and commercialization of enzymes for the animal feed market. In October 2000, the Company signed an exclusive agreement with Danisco A/S for the development of innovative bioingredients for the food industry. The four-year minimum term agreement provides for up to $20 million in funding to the Company. During 2002 and 2001, the Company received approximately $1,100 and $1,300, respectively, in fees and royalty revenues under this agreement.

At December 31, 2002 and 2001, the Company had amounts due from Danisco of $377 and $229, respectively. At December 31, 2001 and 2000, the Company had amounts due to Danisco of $227 and $315, respectively.

The Company had outstanding relocation-related notes receivable with balances totaling $3,222 and $3,983 from officers of the Company at December 31, 2002 and 2001, respectively. The notes are non-interest bearing and are due at the conclusion of five years from the date of issuance. Accordingly, interest income is imputed at 5.32% to 6.80% per year on the notes, with an offset recorded as compensation expense.

The Company also had outstanding promissory notes of $14,647 at December 31, 2001. This amount related to the exercise of stock options granted to executive officers during 2000. In November 2001, the Company allowed our executive officers to surrender 350 vested, restricted shares to the Company at a value of $5,630, to pay principal and interest due on these notes. On August 21, 2002, in order to eliminate all stock-related loans, the Company's executive officers surrendered approximately 1,430 restricted shares at a value of $10.77 per share, to make full payment of the outstanding principal and accrued interest on their obligations under these notes. The Company is holding the surrendered shares as treasury shares.

During November 2002, the Company granted 75 shares of restricted common stock to its chief executive officer and president. These restricted shares were granted at estimated fair market value at the date of grant and the restrictions on the award expire three years from the date of grant. Deferred compensation expense of $807 was recorded in connection with the award and was determined based on the number of granted restricted shares and the estimated fair market value on the grant date. This amount was recorded as a component of stockholders' equity and will be amortized as a charge to operations over the vesting period of the award.

15 — Supplemental Cash Flow Information

	2002	2001	2000
Interest paid	$ 9,065	$10,433	$10,474
Taxes paid	$ 6,244	$ 9,728	$ 6,043
Schedule of non-cash investing and financing activity:			
Acquisition of treasury stock in exchange for notes and interest receivable	$ 15,202	$ 5,316	$ —
Debt of acquired business	$ 974	$ —	$ —
Capital lease obligation	$ —	$ —	$ 2,845
Issuance of restricted stock	$ 807	$ —	$18,008

16 — Commitments and Contingencies

The Company, from time to time, is involved in legal proceedings involving claims against the Company, which are handled and defended in the ordinary course of business. While the resolution of such litigation could have a material effect on earnings and cash flows in the year of resolution, none is currently expected to have a material adverse effect on the financial condition of the Company as of December 31, 2002.

17 — Selected Quarterly Data (unaudited)

2002	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Product revenue	$ 75,548	$ 85,470	$ 85,931	$ 82,388
Gross profit	33,430	39,374	35,661	34,489
Net (loss)/income	(1,059)	4,783	2,952	(879)
Net (loss applicable)/income available to holders of common stock	(2,878)	2,964	1,134	(2,698)
Basic (loss)/earnings per common share	$ (0.05)	$ 0.05	$ 0.03	$ (0.05)
Diluted (loss)/earnings per common share	$ (0.05)	$ 0.05	$ 0.03	$ (0.05)

2001	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Product revenue	$ 75,268	$ 78,514	$ 77,847	$ 79,481
Gross profit	34,370	34,987	33,715	35,052
Net income	6,277	4,109	3,370	4,018
Net income available to holders of common stock	4,458	2,290	1,552	2,199
Basic earnings per common share	$ 0.07	$ 0.04	$ 0.03	$ 0.04
Diluted earnings per common share	$ 0.07	$ 0.04	$ 0.03	$ 0.04

2000	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Product revenue	$ 73,640	$ 76,626	$ 77,359	$ 73,353
Gross profit	31,642	33,363	32,864	30,844
Net income	16,543	4,688	4,753	5,426
Net income available to holders of common stock	14,724	2,869	2,934	3,608
Basic earnings per common share	$ 0.29	$ 0.06	$ 0.05	$ 0.06
Diluted earnings per common share	$ 0.28	$ 0.05	$ 0.05	$ 0.06

18 — Collaborative Agreements

During January 2002, the Company entered into a two-year extendable collaboration agreement with The Johns Hopkins University for the research of therapeutic vaccines and other immunotherapies targeting cancers and oncogenic viruses. Under the agreement, the Company received worldwide licenses to certain proprietary technologies as well as exclusive commercialization rights to any products developed through the agreement. This collaboration required the Company to pay an upfront license fee as well as annual royalties. The agreement also requires certain research and development funding and has potential for additional milestone payments and royalties on future product sales.

Also during January 2002, the Company formed a strategic alliance with Seattle Genetics, Inc., to jointly discover and develop a class of cancer therapeutics. Under terms of the alliance, the companies will share preclinical and clinical development costs and have the right to jointly commercialize any resulting products. The Company made an equity investment in Seattle Genetics of $3,000 and agreed to pay certain fees and milestone payments. Seattle Genetics also agreed to make certain milestone payments to the Company. In July 2002, the Company made a payment of $500 to Seattle Genetics in accordance with the agreement.

During October 2002, the Company and the University of Leicester announced that they would participate in a collaboration for microbial biotechnology between the European Union (EU) and the People's Republic of China. The three-year project funded by the European Commission Fifth Framework Program strives to identify metabolic and genetic diversity as a source of new and valuable products.

During July 2001, the Company acquired a 10% ownership interest in and entered into a license agreement with Epimmune Inc. The Company also entered into a research collaboration agreement with Epimmune Inc. Although the Company's investment in

Epimmune Inc. is considered available-for-sale, the Company currently has no intent to liquidate its investment. Therefore, the investment is recorded at fair value within other assets. In December 2001, we increased our equity stake in Epimmune and made our first milestone payment.

During August 2001, the Company entered into a collaboration agreement with Phogen Ltd., which gives the Company worldwide rights to proprietary technology to develop therapeutic vaccines for infectious viral diseases and develop applications to enhance DNA vaccine formulation. This collaboration required the Company to pay an upfront license fee as well as annual license maintenance fees. The agreement requires certain research and development funding and has potential for additional milestone payments.

During October 2001, the Company entered into a strategic alliance with Dow Corning Corporation to create a new, proprietary technology platform for the development of new biomaterials. The terms of the agreement include an upfront payment which will be recognized over the term of the agreement, research funding and milestone payments.

Financial Statement Schedules

Schedule II — Valuation and Qualifying Accounts

SCHEDULE II

GENENCOR INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF VALUATION AND QUALIFYING ACCOUNTS

	Balance at Beginning of Period	Additions Charged to Earnings	Reductions (Additions) Charged to Acquired Goodwill	Deductions/ Amounts Written Off	Balance at End of Period
	(Amounts in thousands)				
Year Ended December 31, 2002					
Deducted in the Consolidated Balance Sheet:					
From current assets:					
Trade accounts receivable, allowance for doubtful accounts	$ (2,628)	$ (557)	$ —	$ 415	$ (2,770)
Reserve for obsolete and slow moving inventory and lower of cost or market adjustments	(1,789)	(1,205)	—	315	(2,679)
Total	(4,417)	(1,762)	—	730	(5,449)
Deferred tax valuation allowance	(1,320)	(1,609)	—	—	(2,929)
From current liabilities:					
Restructuring reserves	(234)	(16,427)	—	15,856	(805)
Year Ended December 31, 2001					
Deducted in the Consolidated Balance Sheet:					
From current assets:					
Trade accounts receivable, allowance for doubtful accounts	(2,574)	(255)	—	201	(2,628)
Reserve for obsolete and slow moving inventory and lower of cost or market adjustments	(2,043)	—	—	254	(1,789)
Total	(4,617)	(255)	—	455	(4,417)
Deferred tax valuation allowance	(1,420)	(680)	—	780	(1,320)
From current liabilities:					
Restructuring reserves	(2,679)	—	—	2,445	(234)
Year Ended December 31, 2000					
Deducted in the Consolidated Balance Sheet:					
From current assets:					
Trade accounts receivable, allowance for doubtful accounts	(1,814)	(414)	—	(346)	(2,574)
Reserve for obsolete and slow moving inventory and lower of cost or market adjustments	(2,255)	—	—	212	(2,043)
Total	(4,069)	(414)	—	(134)	(4,617)
Deferred tax valuation allowance	(7,800)	(920)	5,800	1,500	(1,420)
From current liabilities:					
Restructuring reserves	(6,100)	—	—	3,421	(2,679)

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None

PART III.

Item 10. Directors and Executive Officers of the Registrant

The information required by this Item is incorporated by reference from the Company's definitive proxy statement to be issued in connection with the Annual Meeting of Stockholders of the Company on May 29, 2003 under the captions "Proposed for Election as Directors for a Three-Year Term Expiring in 2006," " Director Whose Terms Do Not Expire at the Meeting," "Executive Officers," and "Section 16(a) Beneficial Ownership Reporting Compliance," which proxy statement will be filed within 120 days after the end of the Company's 2002 fiscal year.

Item 11. Executive Compensation

The information required by this Item is incorporated by reference from the Company's definitive proxy statement to be issued in connection with the Annual Meeting of Stockholders of the Company on May 29, 2003 under the caption "Executive Compensation" (excepting the "Report of the Management Development and Compensation Committee" and the "Stock Price Performance Graph"), which proxy statement will be filed within 120 days after the end of the Company's 2002 fiscal year.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	8,856,019	$11.13	4,882,315
Equity compensation plans not approved by security holders	_	N/A	_
Total	8,856,019	$11.13	4,882,315

Security Ownership and Changes in Control

The information required by this Item is incorporated by reference from the Company's definitive proxy statement to be issued in connection with the Annual Meeting of Stockholders of the Company on May 29, 2003 under the caption "Security Ownership of Certain Beneficial Owners and Management," which proxy statement will be filed within 120 days after the end of the Company's fiscal year.

Item 13. Certain Relationships and Related Transactions

The information required by this Item is incorporated by reference from the Company's definitive proxy statement to be issued in connection with the Annual Meeting of Stockholders of the Company on May 29, 2003 under the caption "Certain Transactions," which proxy statement will be filed within 120 days after the end of the Company's fiscal year.

Item 14. Controls and Procedures

Quarterly Evaluation of the Company's Disclosure Controls and Internal Controls

Within the 90 days prior to the date of this report, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including Jean-Jacques Bienaimé, the Company's Chief Executive Officer and President, and Raymond J. Land, the Company's Senior Vice President and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Exchange Act Rule 13a-14. Based upon that evaluation, Mr. Bienaimé and Mr. Land concluded that the Company's disclosure controls and procedures are effective in timely alerting them to material information relating to the Company required to be included in the Company's periodic filing with the Securities and Exchange Commission. There were no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

Disclosure Controls and Internal Controls

Disclosure Controls are procedures that are designed with the objective of ensuring that information required to be disclosed in our reports filed under the Securities Exchange Act of 1934 (Exchange Act), such as this Annual Report, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure Controls are also designed with the objective of ensuring that such information is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Internal Controls are procedures which are designed with the objective of providing reasonable assurance that (1) our transactions are properly authorized; (2) our assets are safeguarded against unauthorized or improper use; and (3) our transactions are properly recorded and reported, all to permit the preparation of our financial statements in conformity with accounting principles generally accepted in the United States of America.

Limitations on the Effectiveness of Controls

The Company's management does not expect that our Disclosure Controls or our Internal Controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

PART IV.

Item 15. Exhibits, Financial Statement Schedules, and Reports on Form 8-K

Item 15(a)(1), 15(a)(2) and 15(d):

Consolidated Financial Statements:
Report of Independent Accountants

Consolidated Balance Sheets
Consolidated Statements of Operations
Consolidated Statements of Changes in Stockholders' Equity
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements

The following financial statement schedule is filed as part of this Report:

Schedule II- Valuation and Qualifying Accounts

All other schedules are omitted since the required information is not present or is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements and notes thereto.

Item 15(a)(3) and 15(c):

See Index to Exhibits

Item 15(b):

During the last quarter of the fiscal year ended December 31, 2002, the Company did not file a Current Report on Form 8-K.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

GENENCOR INTERNATIONAL, INC.

Date: March 26, 2003

By: /s/ Jean-Jacques Bienaimé
Jean-Jacques Bienaimé
Chief Executive Officer and President

Pursuant to the requirements of the Securities Exchange Act of 1934, this report on Form 10-K has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Jean-Jacques Bienaimé Jean-Jacques Bienaimé	Director, Chief Executive Officer and President (Principal Executive Officer)	March 26, 2003
/s/ Raymond J. Land Raymond J. Land	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	March 26, 2003
/s/ Darryl L. Canfield Darryl L. Canfield	Vice President and Corporate Controller (Principal Accounting Officer)	March 26, 2003
/s/ W. Thomas Mitchell W. Thomas Mitchell	Chairman	March 26, 2003
/s/ Soren Bjerre-Nielsen Soren Bjerre-Nielsen	Director	March 26, 2003
/s/ Gregory O. Nelson Gregory O. Nelson	Director	March 26, 2003
/s/ Bruce C. Cozadd Bruce C. Cozadd	Director	March 26, 2003
/s/ Jorgen Rosenlund Jorgen Rosenlund	Director	March 26, 2003
/s/ Theresa K. Lee Theresa K. Lee	Director	March 26, 2003
/s/ Robert H. Mayer Robert H. Mayer	Director	March 26, 2003
/s/ Joseph A. Mollica Joseph A. Mollica	Director	March 26, 2003
/s/ Norbert G. Riedel Norbert G. Riedel	Director	March 26, 2003
/s/ James P. Rogers James P. Rogers	Director	March 26, 2003

CERTIFICATIONS

I, Jean-Jacques Bienaimé, certify that:

1. I have reviewed this annual report on Form 10-K of Genencor International, Inc.

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 26, 2003

By: /s/ Jean-Jacques Bienaimé
Jean-Jacques Bienaimé,
Chief Executive Officer and President

I, Raymond J. Land, certify that:

1. I have reviewed this annual report on Form 10-K of Genencor International, Inc.

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 26, 2003

By: /s/ Raymond J. Land
Raymond J. Land,
Senior Vice President and
Chief Financial Officer

INDEX TO EXHIBITS

(2) Plan of acquisition, reorganization, arrangement, liquidation or succession
Not applicable.

(3) Articles of Incorporation and By-laws

3.1 Form of Restated Certificate of Incorporation is incorporated herein by reference to Exhibit 3.3 to Amendment No. 3 to the Company's Registration Statement on Form S-1 (Registration No. 333-36452) filed on July 24, 2000.

3.2 Form of Amended and Restated Bylaws is incorporated herein by reference to Exhibit 3.4 to Amendment No. 3 to the Company's Registration Statement on Form S-1 (Registration No. 333-36452) filed on July 24, 2000.

(4) Instruments defining the rights of securities holders, including indentures

4.1 Exhibit 3.1 to this Report is incorporated herein by reference.

4.2 Exhibit 3.2 to this Report is incorporated herein by reference.

4.3 Form of Specimen Common Stock Certificate is incorporated herein by reference to Exhibit 4.1 to Amendment No. 3 to the Company's Registration Statement on Form S-1 (Registration No. 333-36452) filed on July 24, 2000.

4.4 Note Agreement for the $140,000,000 6.82% Senior Notes due 2006 between the Company and the purchasers identified therein, dated March 28, 1996 is incorporated herein by reference to Exhibit 4.2 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (Registration No. 333-36452) filed on June 26, 2000.

*4.5 Amendment No. 1 dated as of September 25, 1996 to Note Agreement for the $140,000,000 6.82% Senior Notes due 2006.

*4.6 Amendment No. 2 dated as of December 31, 1996 to Note Agreement for the $140,000,000 6.82% Senior Notes due 2006.

*4.7 Amendment No. 3 dated as of May 5, 2000 to Note Agreement for the $140,000,000 6.82% Senior Notes due 2006.

*4.8 Amendment No. 4 dated as of October 1, 2000 to Note Agreement for the $140,000,000 6.82% Senior Notes due 2006.

*4.9 Amendment No. 5 dated as of April 17, 2002 to Note Agreement for the $140,000,000 6.82% Senior Notes due 2006.

4.10 $32,000,000 Three Year Credit Agreement dated as of January 31, 2001 among the Company, the Lenders party thereto and The Chase Manhattan Bank, as Administrative Agent is incorporated herein by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-8 (Registration No. 333-61450) filed on May 23, 2001.

4.11 Amendment No. 1 dated as of April 20, 2001 to the $32,000,000 Three Year Credit Agreement dated as of January 31, 2001 among the Company, the Lenders party thereto and The Chase Manhattan Bank, as Administrative Agent is incorporated herein by reference to Exhibit 4.3 to the Company's Registration Statement on Form S-8 (Registration No. 333-61450) filed on May 23, 2001.

4.12 Letter Agreement dated as of January 31, 2002 among JP Morgan Chase Bank, ABN AMRO Bank, NV, the Bank of New York, Credit Suisse First Boston and the Company regarding Credit Agreements dated as of January 31, 2001 and Acquisition of Enzyme Bio-Systems is incorporated herein by reference to Exhibit 4.10 to the Company's Annual Report on Form 10-K for the year ended December 31, 2001.

(9) Voting Trust Agreement
Not applicable.

(10) Material Contracts

10.1 Stockholder Agreement between the Company, Eastman Chemical Company and Danisco A/S, dated July 25, 2000 is incorporated herein by reference to Exhibit 10.5 to Amendment No. 4 to the Company's Registration Statement on Form S-1 (Registration No. 333-36452) filed on July 26, 2000.

*10.2 First Amendment to Stockholder Agreement, dated February 16, 2001, between the Company, Eastman Chemical Company and Danisco A/S.

*10.3 Second Amendment to Stockholder Agreement, dated November 15, 2002, between the Company, Eastman Chemical Company and Danisco A/S.

10.4 Form of Indemnification Agreement between the Company and its directors and executive officers is incorporated herein by reference to Exhibit 10.1 to Amendment No. 3 to the Company's Registration Statement on Form S-1 (Registration No. 333-36452) filed on July 24, 2000.

10.5	Lease Agreement by and between the Company and The Board of Trustees of the Leland Stanford Junior University dated May 22, 1995 is incorporated herein by reference to Exhibit 10.6 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (Registration No. 333-36452) filed on June 26, 2000. (Palo Alto)
10.6	Lease Agreement between the Company and Meridian Centre Associates, L.P., dated August 16, 1999, as amended September 1, 1999 is incorporated herein by reference to Exhibit 10.7 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (Registration No. 333-36452) filed on June 26, 2000. (Rochester)
10.7	Lease between Genencor International B.V. and ABN AMRO Onroerend Goed Lease en Financieringen B.V., dated January 6, 1999 is incorporated herein by reference to Exhibit 10.8 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (Registration No. 333-36452) filed on June 26, 2000. (Leiden, the Netherlands)
10.8	Deed of Economic Transfer between Genencor International B.V. and ABN AMRO Goed Lease en Financieringen B.V., dated January 6, 1999 is incorporated herein by reference to Exhibit 10.8.1 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (Registration No. 333-36452) filed on June 26, 2000.
10.9	Lease agreement by and between the Company and Eastman Kodak Company, dated August 28, 1991 is incorporated herein by reference to Exhibit 10.9 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (Registration No. 333-36452) filed on June 26, 2000. (Rochester)
*10.10	First Amendment to Lease, dated November 30, 2001, by and between the Company and Eastman Kodak Company.
*10.11	Second Amendment to Lease Agreement and Landlord Consent, dated July 8, 2002, by and between the Company and Eastman Kodak Company.
+10.12	Collaborative Research and Development Agreement between the Company and E.I. du Pont de Nemours and Company, dated September 1, 1995, as amended, is incorporated herein by reference to Exhibit 10.14 to Amendment No. 3 to the Company's Registration Statement on Form S-1 (Registration No. 333-36452) filed on July 24, 2000.
+10.13	Fourth Amendment to Collaborative Research and Development Agreement Dated 1st September, 1995, between E. I. duPont de Nemours and Company and the Company, dated February 27, 2001 is incorporated herein by reference to Exhibit 10.9 to the Company's Annual Report on Form 10-K for the year ended December 31, 2001.
+10.14	Fifth Amendment to Collaborative Research and Development Agreement Dated 1st September, 1995, between E. I. duPont de Nemours and Company and the Company, dated December 1, 2001 is incorporated herein by reference to Exhibit 10.10 to the Company's Annual Report on Form 10-K for the year ended December 31, 2001.
10.15	Amended and Restated Equity Joint Venture Contract between Genencor Mauritius Ltd. and Wuxi Enzyme Factory, dated May 10, 1998 is incorporated herein by reference to Exhibit 10.15 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (Registration No. 333-36452) filed on June 26, 2000.
*10.16	Agreement for the First Amendment to the Amended and Restated Equity Joint Venture Contract and First Amendment to the Amended and Restated Articles of Association, dated as of December 23, 2002, between Genencor Mauritius Ltd. and Wuxi Enzymes Factory.
#10.17	Senior Executive Relocation Policy is incorporated herein by reference to Exhibit 10.18 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (Registration No. 333-36452) filed on June 26, 2000.
#10.18	Form of executive officer Promissory Note is incorporated herein by reference to Exhibit 10.19 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (Registration No. 333-36452) filed on June 26, 2000.
#10.19	Retirement and Consulting Agreement dated as of August 21, 2002 between W. Thomas Mitchell and the Company is incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002.
*#10.20	Employment Agreement dated October 17, 2002 between the Company and Jean Jacques Bienaimé.
*#10.21	Letter Agreement dated December 17, 2002 between the Company and Debby Jo Blank.
#10.22	Form of executive officer Employment Agreement is incorporated herein by reference to Exhibit 10.21 to Amendment No. 1 to the Company's Registration Statement (Registration No. 333-36452) filed on June 26, 2000.

+10.23 Research Agreement between the Company and The Procter & Gamble Company, dated June 30, 2000 is incorporated herein by reference to Exhibit 10.11 to Amendment No. 3 to the Company's Registration Statement on Form S-1 (Registration No. 333-36452) filed on July 24, 2000.

10.24 Technology Transfer Agreement between the Company and The Procter & Gamble Company, dated June 30, 2000 is incorporated herein by reference to Exhibit 10.12 to Amendment No. 3 to the Company's Registration Statement on Form S-1 (Registration No. 333-36452) filed on July 24, 2000.

+10.25 Commercialization Agreement between the Company and The Procter & Gamble Company, dated April 25, 2000 is incorporated herein by reference to Exhibit 10.13 to Amendment No. 3 to the Company's Registration Statement on Form S-1 (Registration No. 333-36452) filed on July 24, 2000.

*10.26 National Renewable Energy Laboratory Definitized Subcontract, effective April 27, 2000, between Midwest Research Institute acting through its National Renewable Energy Laboratory Division and the Company (including Modification Nos. 1-3).

+10.27 Enzyme Supply Agreement by and between the Company and Cargill, Incorporated dated as of January 5, 2001 is incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Statement on Form 10-Q for the quarter ended March 31, 2001.

+10.28 License Agreement by and between Epimmune Inc. and the Company dated as of July 9, 2001 is incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Statement on Form 10-Q for the quarter ended September 30, 2001.

*10.29 First Amendment of the License Agreement by and between Epimmune Inc. and the Company dated as of October 16, 2002.

+10.30 Collaboration Agreement by and between Epimmune Inc. and the Company dated as of July 9, 2001 is incorporated herein by reference to Exhibit 10.2 to the Company's Quarterly Statement on Form 10-Q for the quarter ended September 30, 2001.

*+10.31 First Amendment of the Collaboration Agreement by and between Epimmune Inc. and the Company dated as of October 16, 2002.

+10.32 Securities Purchase Agreement by and between Epimmune Inc. and the Company dated as of July 9, 2001 is incorporated herein by reference to Exhibit 10.3 to the Company's Quarterly Statement on Form 10-Q for the quarter ended September 30, 2001.

+10.33 Supply Agreement by and among The Procter & Gamble Manufacturing Company, The Procter & Gamble Company, Procter & Gamble International Operations SA, and P&G Northeast Asia PTE, Ltd., and the Company executed October 17, 2001 is incorporated herein by reference to Exhibit 10.26 to the Company's Annual Report on Form 10-K for the year ended December 31, 2001.

+10.34 Research Agreement between Dow Corning Corporation and the Company, dated October 4, 2001 is incorporated herein by reference to Exhibit 10.27 to the Company's Annual Report on Form 10-K for the year ended December 31, 2001.

+10.35 Enzyme Supply Agreement between the Company and Corn Products International, Inc., dated February 5, 2002 is incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002.

(11) Statement re computation of per share earnings

Not included as a separate exhibit as computation can be determined from Note 1 to the financial statements included in this Report under Item 8.

(12) Statements re computation of ratios

Not applicable.

(13) Annual report to security holders, Form 10-Q, or quarterly report to security holders

Not applicable.

(16) Letter re change in certifying accountant

Not applicable.

(18) Letter re change in accounting principles

Not applicable.

(21) Subsidiaries of the Registrant

*Subsidiaries of the Registrant are listed on Exhibit 21.1.

(22) Published report regarding matters submitted to a vote of security holders

Not applicable.

(23) Consents of experts and counsel

*Consent of independent accountants is included herein as Exhibit 23.1.

(24) Power of Attorney

Not applicable.

(99) Additional Exhibits

*99.1 Certifications Pursuant to 18 U.S.C. Section 1350 As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

---

* Exhibits filed with this Report.

+ Confidential Treatment requested as to certain information which has been separately filed with the Securities and Exchange Commission pursuant to an application for such treatment.

Management contract or compensatory plan.

Forward-looking Statements

This report contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. These include statements concerning plans, objectives, goals, strategies, future events or performance and all other statements which are other than statements of historical fact, including without limitation, statements containing words such as "believes," "anticipates," "expects," "estimates," "projects," "will," "may," "might" and words of a similar nature. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. Some important factors that could cause actual results to differ include dependence on the efforts of third parties; dependence on new and uncertain technology and its uncertain application to new business ventures; regulatory actions or delays, or uncertainties related to product development, testing or manufacturing; ability to form and maintain strategic alliances; ability to complete certain transactions and realize anticipated benefits from acquisitions; dependence on certain intellectual property rights of both Genencor and third parties; the competitive nature of Genencor's industry; risks of obsolescence of certain technology; and ability to develop viable products for the health care market, including the achievement of successful preclinical and clinical results. These and other risk factors are more fully discussed in Genencor's most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q filed with the United States Securities and Exchange Commission. The forward-looking statements contained in this report represent the judgment of Genencor as of the date they were posted. Genencor disclaims, however, any intent or obligation to update any forward-looking statements.

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Genencor International, Inc.®